Filed Pursuant to Rule 424(b)(1)
Registration No. 333-195551

PROSPECTUS

Westlake Chemical Partners LP

11,250,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of Westlake Chemical Partners LP. We are offering 11,250,000 common units. We were recently formed by Westlake Chemical Corporation (“Westlake”) and, prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “WLKP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21

These risks include the following:

•

We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the ethylene sales agreement (the “Ethylene Sales Agreement”) or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

On a pro forma basis we would not have had sufficient adjusted current earnings to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and the three-month periods ended March 31, 2013 and March 31, 2014, with shortfalls of $1.2 million for the year ended December 31, 2013 and $3.1 million and $0.6 million for the three-month periods ended March 31, 2013 and March 31, 2014, respectively.

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Westlake Chemical OpCo LP (“OpCo”), a partnership between Westlake and us, is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the indentures could limit OpCo’s ability to make distributions to us.

•	Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

•

Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

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Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution would be substantially reduced.

•	Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

	Per Common Unit	Total
Public Offering Price	$24.00	$270,000,000
Underwriting Discount(1)	$1.47	$16,537,500
Proceeds to Westlake Chemical Partners LP (before expenses)(2)	$22.53	$253,462,500

(1)	Excludes a structuring fee of 0.375% of the gross proceeds of this offering payable to Barclays Capital Inc. and UBS Securities LLC. We refer you to “Underwriting” beginning on page 173 of this prospectus for additional information regarding underwriter compensation.
(2)	We expect that $249.2 million, or 92.3%, of the offering proceeds will be available to us after the deduction of all fees, commissions, expenses, compensation and payment to affiliates. Please read “Use of Proceeds” on page 44.

The underwriters may purchase up to an additional 1,687,500 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about August 4, 2014 through the book-entry facilities of The Depository Trust Company.

Barclays	UBS Investment Bank

BofA Merrill Lynch	Morgan Stanley	Deutsche Bank Securities

J.P. Morgan	Wells Fargo Securities	Goldman, Sachs & Co.

Prospectus dated July 29, 2014

Westlake Chemical Partners

Assets Map

- Ethylene Plants
- Mont Belvieu–Longview Pipeline
- Westlake Chemical Partners Headquarters

Ethylene Plant – Calvert City, Kentucky

KS
MO
IL
CALVERT CITY
KY
TN
OK
AR
MS
LONGVIEW
LA
TX
LAKE CHARLES
MONT BELVIEU
HOUSTON
GULF OF MEXICO

Ethylene Plants – Lake Charles, Louisiana

Westlake Chemical Partners LP
Corporate Office
2801 Post Oak Blvd., Suite 600
Houston TX 77056
Phone: (713) 585-2900
www.wlkpartners.com

i

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. Our business, financial conditions, results of operations and prospects may have changed since that date. We will update this prospectus as required by law. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Forward-Looking Statements.”

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the olefins industry, including trends in the market and our position and the position of our competitors within the olefins industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information other companies file with the SEC, which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market data presented in this prospectus. The sources of the industry and market data used herein are the most recent data available to management and therefore management believes such data to be reliable.

We commissioned Wood Mackenzie Limited (“Wood Mackenzie”), an independent market consultant, to assist in the preparation of the “Industry” section of this prospectus, but we have not funded, nor are we otherwise affiliated with, any other third-party source cited herein. Any data sourced from Wood Mackenzie is used with the express written consent of Wood Mackenzie.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. While this summary highlights what we consider to be the most important information about us, you should read the entire prospectus carefully, including the historical combined carve-out and unaudited pro forma combined carve-out financial statements and the notes to those financial statements. The information presented in this prospectus, unless otherwise indicated, assumes that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 21 for more information about important risks that you should consider carefully before investing in our common units.

Unless the context otherwise requires, references in this prospectus to “our partnership,” “our,” “us,” “we” or like terms refer to “Westlake Chemical Partners LP” and, unless otherwise specified, Westlake Chemical OpCo LP and Westlake Chemical OpCo GP LLC. When used in a historical context, “our,” “us,” “we” or like terms refer to the ethylene business, including feedstock costs and revenue associated with the sale of ethylene and co-products, conducted by Westlake Chemical Corporation and its subsidiaries, a portion of which will be contributed to Westlake Chemical OpCo LP in connection with the closing of this offering. References in this prospectus to “our general partner” refer to Westlake Chemical Partners GP LLC. References to “OpCo” refer to Westlake Chemical OpCo LP, which is a newly created limited partnership owned by us and Westlake Chemical Corporation and its subsidiaries. References to “Westlake” refer collectively to Westlake Chemical Corporation and its subsidiaries, other than us, our general partner, OpCo and Westlake Chemical OpCo GP LLC, OpCo’s general partner. We will own a 10% limited partner interest and the general partner interest in OpCo. We will consolidate OpCo in our financial statements. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” attached as Appendix B to this prospectus.

Westlake Chemical Partners LP

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers, and fabricated building products. Our business and operations are conducted through OpCo, a recently formed partnership between Westlake and us. At the consummation of this offering, our assets will consist of a 10% limited partner interest in OpCo as well as the general partner interest in OpCo. Because we own OpCo’s general partner, we have control over all of OpCo’s assets and operations. Westlake has retained a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights.

OpCo’s assets will be comprised of three ethylene production facilities, which convert primarily ethane into ethylene, with an aggregate annual capacity of approximately 3.4 billion pounds and a 200-mile ethylene pipeline. OpCo will derive substantially all of its revenue from its ethylene production facilities. Ethylene is the world’s most widely used petrochemical in terms of volume and is a key building block used to produce a number of key derivatives, such as polyethylene (“PE”) and polyvinyl chloride (“PVC”), which are used in a wide variety of end markets including packaging, construction and transportation. Westlake’s downstream PE and PVC production facilities will consume a substantial majority of the ethylene produced by OpCo. OpCo will generate revenue primarily by selling ethylene to Westlake and others, as well as through the sale of co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen. Our sole revenue generating asset will be our 10% limited partner interest in OpCo.

In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo’s planned ethylene production each year on a cost-plus basis that is expected to generate a fixed margin per pound of $0.10 (the “Ethylene Sales Agreement”). We believe this agreement will promote more stable and predictable cash flows for OpCo. Any ethylene not sold to Westlake and all co-products that are produced by OpCo will be sold to third parties on either a spot or contract basis. OpCo will also enter into a feedstock supply agreement with Westlake that will supply OpCo with all of the ethane (and any other feedstocks) required for OpCo to produce ethylene under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”).

OpCo primarily uses ethane (a component of natural gas liquids, or NGLs) to produce ethylene. Approximately 66.5% of global ethylene production is based on higher priced feedstocks (primarily naphtha, as well as butane and propane) whose prices are linked to global oil prices. As a result, global ethylene and ethylene derivative prices have generally been linked to movements in global oil prices (principally Brent crude prices) for more than 20 years. In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the production of oil and gas and resulted in the oversupply of ethane. The spread between U.S. ethane and global oil prices has provided a margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethane-based ethylene producers were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This feedstock cost advantage for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers has resulted in a positive cash cost differential that has ranged from $0.23 per pound to $0.48 per pound, and averaged $0.38 per pound, since 2012. Over the last decade, cash margins of U.S. ethane-based ethylene producers were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession.

Given Westlake’s significant ownership interest in us following this offering, we believe Westlake is incentivized to offer us the opportunity to purchase additional assets that it owns, including additional interests in OpCo, although it is under no obligation to do so. We may also pursue organic growth opportunities at OpCo as well as acquisitions from third parties, which could be effected jointly with Westlake. OpCo currently plans to expand the capacity of one of its ethylene production facilities by approximately 250 million pounds in late 2015 or early 2016.

For the year ended December 31, 2013, OpCo had pro forma revenues of approximately $1,198.8 million, pro forma EBITDA of approximately $369.6 million and pro forma net income of approximately $296.4 million. For the same time period, we had pro forma EBITDA (net of noncontrolling interest) of approximately $37.0 million and pro forma net income (net of noncontrolling interest) of approximately $29.6 million. For the three months ended March 31, 2014, OpCo had pro forma revenues of approximately $333.4 million, pro forma EBITDA of approximately $90.9 million and pro forma net income of approximately $71.9 million. For the same time period, we had pro forma EBITDA (net of noncontrolling interest) of approximately $9.1 million and pro forma net income (net of noncontrolling interest) of approximately $7.2 million. Please read “—Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure” for the definition of EBITDA and a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and to cash flow from operating activities, on a historical basis, which reconciliation is presented in accordance with generally accepted accounting principles (“GAAP”).

Our Assets and Operations

Our sole revenue generating asset will be our 10% limited partner interest in OpCo. We will also own the general partner interest of OpCo. OpCo, in turn, will own:

•

two ethylene production facilities at Westlake’s Lake Charles, Louisiana complex (“Petro 1” and “Petro 2,” collectively referred to as “Lake Charles Olefins”), with a combined annual capacity of approximately 2.7 billion pounds;

•	one ethylene production facility at Westlake’s Calvert City, Kentucky complex (“Calvert City Olefins”), with an annual capacity of approximately 630 million pounds; and

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a 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility (the “Longview Pipeline”).

As the owner of the general partner interest of OpCo, we will control all aspects of the management of OpCo, including its cash distribution policy. See “Business—OpCo’s Assets.”

Ethylene Production Facilities. OpCo operates three ethylene production facilities that are situated on real property leased to OpCo by Westlake pursuant to two 50-year site lease agreements. Ethylene can be produced from either NGL feedstocks, such as ethane, propane and butane, or from petroleum-derived feedstocks, such as naphtha. Lake Charles Olefins and Calvert City Olefins use ethane primarily as their feedstock. Calvert City Olefins can also use propane as a feedstock and Petro 2 can also use an ethane/propane mix, propane, butane or naphtha as a feedstock.

The following table provides information regarding OpCo’s ethylene production facilities as of June 30, 2014:

Plant Location (Description)	Annual Production Capacity (millions of pounds)	Feedstock	Primary Uses of Ethylene
Lake Charles, LA (Petro 1)	1,250	ethane	PE and PVC
Lake Charles, LA (Petro 2)	1,490	ethane, ethane/propane mix, propane, butane or naphtha	PE and PVC
Calvert City, KY (Calvert City Olefins)	630	ethane or propane	PVC

Total	3,370

Longview Pipeline. OpCo owns the Longview Pipeline, which is a 200-mile common carrier ethylene pipeline, with a capacity of 3.5 million pounds per day that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility.

Our Ethylene Sales Agreement with Westlake

In connection with this offering, OpCo will enter into the Ethylene Sales Agreement with Westlake. The Ethylene Sales Agreement will have an initial term through December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated by either party. The Ethylene Sales Agreement requires Westlake to purchase 95% of OpCo’s planned ethylene production each year, subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. If OpCo’s actual production is in excess of planned ethylene production, Westlake will have the option to purchase up to 95% of production in excess of planned production.

Westlake’s purchase price for the minimum commitment of ethylene under the Ethylene Sales Agreement will be calculated on a per pound basis and includes:

•	the actual price paid by OpCo for the feedstock and natural gas to produce each pound of ethylene (subject to a cap and a floor on the amount of feedstock and natural gas used); plus

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the estimated per pound operating costs (including selling, general and administrative expenses) for the year and a five-year average of future expected maintenance capital expenditures and other turnaround expenditures; less

•	the proceeds received by OpCo from the sale of co-products associated with the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.

Westlake’s purchase price for any ethylene produced in excess of the planned production amount will generally equal OpCo’s estimated variable costs of producing the incremental ethylene, plus a $0.10 per pound margin. The estimated operating costs and maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year to reflect certain changes in forecasted costs. If OpCo’s actual operating costs and maintenance capital expenditures and other turnaround expenditures are higher than the estimate for any year, or OpCo’s actual production is below the planned production amount upon which the per pound operating costs and maintenance capital expenditures and other turnaround expenditures are based, OpCo will be entitled to include in the fee for the succeeding year a surcharge to recover the resulting shortfall. If these costs are lower than estimated, OpCo will retain the difference, but such difference may be reflected in periodic downward adjustments to the total estimated costs. The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures attributable to Westlake’s ethylene purchases. Approximately 5% of OpCo’s ethylene production will be sold at market rates on either a spot or contract basis to third parties. Average U.S. industry margins for producing ethane-based ethylene are currently substantially in excess of $0.10 per pound, and averaged approximately $0.46 per pound since 2013.

Business Strategies

Our primary business objective is to operate efficiently and safely and to grow our business responsibly, enabling us to increase the amount of cash distributions we make to our unitholders over time while maintaining our financial stability. We intend to accomplish these objectives by executing the following strategies:

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Generate Stable, Fee-Based Cash Flows. We are focused on generating stable cash flows by selling 95% of our ethylene production to Westlake under a long-term, fee-based contract. Our contract with Westlake includes minimum volume commitments and a pricing provision designed to permit OpCo to generally recover its costs (including selling, general and administrative expenses), plus a fixed $0.10 margin per pound of ethylene sold. In addition, we plan to supplement these relatively stable cash flows with additional cash flows by maximizing the price of the 5% of our ethylene production and associated co-products sold to third parties. We intend to maintain our focus on fee-based cash flows as we grow.

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Focus on Operational Excellence. We intend to maximize the throughput of our production facilities while providing safe, reliable and efficient operations. We believe that a key component in generating stable cash flows is to continuously maintain, monitor and improve the safety and reliability of our operations.

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Pursue Organic Growth Opportunities. We intend to enhance the profitability of OpCo’s existing assets by pursuing opportunities such as capacity expansion projects. OpCo plans to expand Petro 1 to increase capacity by approximately 250 million pounds in late 2015 or early 2016 and expects to finance this expansion through borrowings from Westlake. We may also pursue additional organic development projects complementary to our existing businesses, either through OpCo or independently.

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Increase our Ownership of OpCo. We intend to increase our ownership interest in OpCo over time either by purchasing newly issued interests from OpCo or by purchasing outstanding interests in OpCo from Westlake.

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Pursue Growth Opportunities Through Acquisitions. We intend to pursue acquisitions of complementary assets from third parties. Such acquisitions could be pursued independently by OpCo, independently by us or jointly with Westlake.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

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Stable and Predictable Cash Flows from OpCo. The Ethylene Sales Agreement is designed to cover our costs and provide a $0.10 margin per pound on a substantial majority of the ethylene we produce, reducing our exposure to commodity price volatility and promoting more stable cash flow. Westlake is obligated to purchase 95% of our planned ethylene production. In addition, Westlake is expected to exercise its option to purchase 95% of our excess production. We believe each of those factors should result in more stable cash flows.

Each of OpCo’s ethylene production facilities requires turnaround maintenance on average every five years. OpCo intends to reserve approximately $29.3 million per year to fund these turnaround expenditures. Reserving these amounts should enable OpCo to maintain steady cash flows for distributions while funding these significant non-annual expenditures. We intend to use $55.4 million from the proceeds of this offering to fund OpCo’s initial balance for this turnaround reserve. Westlake’s purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo’s turnaround expenditures.

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Strategic Relationship with Westlake. We have a strategic relationship with Westlake, which we believe will provide both us and OpCo with a stable base of cash flows as well as opportunities for growth. Westlake has an investment grade credit rating and is well-capitalized. Westlake will own 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. OpCo’s ethylene production facilities are a critical supply source for Westlake’s production of diversified downstream products including PE and PVC and this vertical integration enables Westlake to capture the economic value of the entire ethylene value chain. In particular, we expect to benefit from the following aspects of our relationship with Westlake:

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Attractive Downstream Polyethylene Product Mix. Westlake focuses on a low-density PE (“LDPE”) and linear low-density PE (“LLDPE”) product mix. LDPE has enjoyed higher margins than LLDPE and high-density PE (“HDPE”), the more commoditized PE grades. A majority of Westlake’s production is LDPE. Westlake is a leading producer of LDPE by capacity in North America and predominantly uses the autoclave technology (as opposed to tubular technology), which is capable of producing higher margin specialty PE products. Autoclave LDPE is a more specialized form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake’s LDPE production is autoclave. Furthermore, most announced LDPE industry capacity additions in North American are projected to be tubular LDPE.

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Highly Integrated Polymers and Vinyls Chain. Westlake is highly integrated along its PVC production chain. Most U.S.-based PVC producers including Westlake internally produce their chlorine requirements, but most rely on the merchant market for their ethylene requirements. Westlake, however, is substantially integrated into ethylene as well. As a result, Westlake enjoys operational and cost advantages relative to non-ethylene integrated PVC producers. Westlake’s vinyls, PVC and downstream PVC building products businesses are well positioned to capitalize on improvements in the construction market, which could drive additional usage of ethylene.

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Acquisition and Growth Opportunities. Immediately after this offering we will own a 10% limited partner interest in OpCo. The opportunity to acquire additional ownership interests in OpCo is an important potential source of our future growth, although Westlake has no obligation to sell additional interests in OpCo to us.

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Access to Operational and Industry Expertise. We expect to benefit from Westlake’s extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand OpCo’s existing asset base.

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Well Maintained Assets with Long History of Reliable Operations. OpCo continually invests in the maintenance and integrity of its assets. OpCo’s ethylene production facilities have operated on average above the industry average operating rate of 86.4% since 2005. OpCo conducts regularly scheduled turnarounds at each of its ethylene production facilities to perform planned major maintenance activities. OpCo is also continually focused on improving its asset portfolio and cost position. At Calvert City Olefins, OpCo recently completed an expansion and feedstock conversion project that resulted in a 180 million pound capacity expansion and also provided OpCo with 100% ethane feedstock capability. In addition, OpCo plans to expand Petro 1 by approximately 250 million pounds in late 2015 or early 2016.

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Strategically Located Assets. OpCo benefits from the strategic location of its ethylene production facilities, which allows it to access low-cost ethane from the Gulf Coast and the Marcellus and Utica shale formations. Petro 1 and Petro 2 are both large-scale facilities with abundant feedstock sourcing capabilities given their proximity to Mont Belvieu, the largest NGLs hub on the Gulf Coast. Westlake currently supplies feedstock to Lake Charles Olefins through several pipelines from a variety of suppliers in Texas and Louisiana. Additionally, Calvert City Olefins is connected to the ATEX pipeline, allowing OpCo to use ethane feedstocks from the Marcellus and Utica shale formations. Westlake’s Calvert City complex is one of the few PVC plants outside the Gulf Coast, and it is also the only fully integrated vinyls complex located outside of the Gulf Coast, giving it a shipping advantage for certain key markets, such as the Midwest, the Northeast and Canada. OpCo recently completed an expansion and feedstock conversion project at this facility, which increased its ethylene production and enabled it to take advantage of low-cost ethane production from the Marcellus and Utica shale formations.

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Conservative Financial Profile. OpCo has a $600.0 million intercompany credit agreement with Westlake that may be used to fund growth projects and working capital needs. We expect to have $246.5 million of indebtedness at the closing of this offering and believe that our access to the debt and equity capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities. Westlake is a well-capitalized, credit worthy sponsor with an investment grade credit rating and a significant amount of liquidity. Westlake had cash, cash equivalents and current marketable securities of $776.3 million as of March 31, 2014. Westlake may also provide direct and indirect financing to us from time to time.

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Experienced Management Team. Our management team consists of senior officers of Westlake, who average over 28 years of experience in the petrochemical industry. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Our Relationship With Westlake

Our principal strength is our relationship with Westlake. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers and fabricated building products. Westlake benefits from highly integrated production facilities that allow it to process raw materials into higher value-added chemicals and building products. As of March 31, 2014, Westlake had 13.6 billion pounds per year of aggregate production capacity at 15 manufacturing sites in North America as well as a 59% interest in a joint venture that operates a vinyls facility in China. For the three months ended March 31, 2014 and the year ended December 31, 2013, Westlake had consolidated revenues of approximately $1.0 billion and $3.8 billion, respectively, and net income of $158.0 million and $610.4 million, respectively. Westlake’s common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “WLK.”

Westlake will retain a significant interest in us through its ownership of 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. We believe Westlake will promote and support the successful execution of our business strategies because of its significant ownership in us and our general partner and its intention to use us to grow its ethylene business. We believe Westlake will offer us the opportunity to purchase additional assets from it, including additional interests in OpCo, although it is under no obligation to do so. We also may have the opportunity to pursue acquisitions which could be effected jointly with Westlake.

We will enter into an omnibus agreement with Westlake in connection with this offering. Under the omnibus agreement, Westlake will agree to indemnify OpCo for certain environmental and other liabilities relating to OpCo’s ethylene production facilities and related assets and OpCo will indemnify Westlake for certain environmental liabilities for which Westlake is not otherwise obligated to indemnify OpCo and certain other losses and liabilities resulting from Westlake providing services to OpCo. We or OpCo will enter into a number of agreements with Westlake in connection with this offering, including the Ethylene Sales Agreement described under “—Our Ethylene Sales Agreement with Westlake” and the Feedstock Supply Agreement. Please read “Certain Relationships and Related Transactions.”

While our relationship with Westlake and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Fiduciary Duties.”

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax consequences of our common units. You should carefully consider the following risks, the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units.

Risks Inherent in Our Business

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We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the Ethylene Sales Agreement or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

On a pro forma basis we would not have had sufficient adjusted current earnings to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the three-month periods ended March 31, 2013 and March 31, 2014, with shortfalls of $1.2 million for the year ended December 31, 2013 and $3.1 million and $0.6 million for the three-month periods ended March 31, 2013 and March 31, 2014, respectively.

•

OpCo is subject to the credit risk of Westlake on a substantial majority of its revenues, and Westlake’s leverage and creditworthiness could adversely affect our ability to make distributions to our unitholders.

•

OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the indentures could limit OpCo’s ability to make distributions to us.

•

Substantially all of OpCo’s sales are generated at three facilities located at two sites. Any adverse developments at any of these facilities or sites could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

•

If OpCo is unable to renew or extend the Ethylene Sales Agreement beyond the initial 12-year term or the other agreements with Westlake upon expiration of these agreements, our ability to make distributions in the future could be materially adversely affected and the value of our units could decline.

•

OpCo has the right to use the real property underlying Lake Charles Olefins and Calvert City Olefins pursuant to two, 50-year site lease agreements with Westlake. If OpCo is not able to renew the site lease agreements or if the site lease agreements are terminated by Westlake, OpCo may have to relocate Lake Charles Olefins and Calvert City Olefins, abandon the assets or sell the assets to Westlake.

•	OpCo’s ability to receive greater cash flows from increased production may be limited by the Ethylene Sales Agreement.

•

Many of our assets have been in service for many years and require significant expenditures to maintain them. As a result, our maintenance or repair costs may increase in the future. In addition, while we intend to establish cash reserves in order to cover turnaround expenditures, the amounts we reserve may not be sufficient to fully cover such expenditures.

•	Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

•	Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

Risks Inherent in an Investment in Us

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Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

•

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

•	Westlake and other affiliates of our general partner may compete with us.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Unitholders will experience immediate and substantial dilution of $21.36 per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•	Unitholders may have liability to repay distributions.

•

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Tax Risk Factors to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

•	Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake. As a result of owning our general partner, Westlake will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE, and the board of directors of our general partner will appoint its executive officers. Each of our general partner’s executive officers is also an executive officer of Westlake, and we expect that our general partner’s executive officers will devote less than a majority of their total business time to the management of our business. We will have two independent directors on the date our common units begin trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interests. However, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Westlake, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and Westlake and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of duties by our general partner or its directors or officers. Our partnership agreement permits the board of directors of our general partner to form a conflicts committee of independent directors and to submit to that committee matters that the board believes may involve conflicts of interest. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056, and our telephone number is (713) 585-2900. Our website address will be http://www.wlkpartners.com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2014 by Westlake to own and operate certain of the businesses that have historically been conducted by Westlake.

At or prior to the closing of this offering:

•	Westlake will cause to be transferred to OpCo Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

•	OpCo will enter into the Ethylene Sales Agreement with Westlake pursuant to which Westlake will commit to purchase ethylene from OpCo; and

•

OpCo will enter into the Feedstock Supply Agreement, omnibus agreement, site lease agreements and other agreements with Westlake relating to the purchase and supply of ethane and other feedstocks, the operation of OpCo’s ethylene production facilities, the sharing of various site services and other matters.

For further details on our agreements with Westlake and its affiliates, please read “Business—Agreements with Affiliates” and “Certain Relationships and Related Transactions.”

In connection with the closing of this offering, the following will occur:

•	Westlake (which currently owns all of OpCo’s limited partner interests) will contribute a 5.8% limited partner interest in OpCo to us;

•	Westlake will contribute OpCo’s general partner to us;

•	in exchange for Westlake’s contribution, we will issue to Westlake 1,436,115 common units, all subordinated units and all of our incentive distribution rights;

•	we will issue 11,250,000 common units to the public;

•	we will receive gross proceeds of $270.0 million from the issuance and sale of 11,250,000 common units at an initial offering price of $24.00 per unit;

•	we will use $20.8 million of the proceeds from this offering to pay underwriting discounts, a structuring fee and estimated offering expenses;

•

we will use $249.2 million of the proceeds from this offering to purchase from OpCo an additional 4.2% limited partner interest in OpCo (resulting in us owning a 10% limited partner interest), of which OpCo will use (after deducting approximately $55.4 million to establish a turnaround reserve) to reimburse Westlake for certain pre-formation capital expenditures with respect to the assets contributed to OpCo and to repay intercompany debt to Westlake;

•	we and OpCo will enter into an omnibus agreement with Westlake, our general partner and other affiliates governing, among other things, indemnification obligations; and

•	OpCo will enter into a credit facility with Westlake.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,687,500 additional common units. Any net proceeds received from the exercise of this option will be used to purchase an additional limited partner interest in OpCo. The amount of the additional interest purchased will depend on the amount of the option exercised, and will be calculated at approximately 0.4% purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.6% limited partner interest in OpCo.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units	44.3	%(1)
Interests of Westlake:
Common Units	5.7	%(1)
Subordinated Units	50.0	%(1)
Non-Economic General Partner Interest	0.0	%(2)
Incentive Distribution Rights	—	(3)

	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, the public common units will represent a 47.8% limited partner interest in us and the common units and subordinated units held by Westlake will represent 5.3% and 46.9% limited partner interests, respectively, in us.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to Westlake.

The Offering

Common units offered to the public	11,250,000 common units.

12,937,500 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	12,686,115 common units (or 14,373,615 common units if the underwriters’ option to purchase additional common units is exercised in full) and 12,686,115 subordinated units for a total of 25,372,230 limited partner units (or 27,059,730 limited partner units if the underwriters’ option to purchase additional common units is exercised in full).

Use of proceeds	We intend to use the net proceeds of approximately $249.2 million from this offering, after deducting the estimated underwriting discounts, structuring fee and offering expenses, to purchase from OpCo a 4.2% limited partner interest in OpCo, and OpCo will use such net proceeds (after deducting approximately $55.4 million to establish a turnaround reserve) to reimburse Westlake for certain pre-formation capital expenditures with respect to the assets contributed to OpCo and to repay intercompany debt to Westlake. The 4.2% interest in OpCo purchased with the proceeds from this offering, when combined with the 5.8% interest in OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 10% limited partner interest in OpCo following the closing of this offering.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $37.9 million. The net proceeds from any exercise of such option will be used to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay intercompany debt to Westlake. Please read “Use of Proceeds.”

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014 we expect to make a minimum quarterly distribution of $0.2750 per common unit and subordinated unit ($1.10 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through September 30, 2014, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.2750, plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.2750; and

•	third, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $0.3163.

If cash distributions to our unitholders exceed $0.3163 per common unit and subordinated unit in any quarter, our unitholders and Westlake, as the holder of our incentive distribution rights (or IDRs), will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	IDR Holders
above $0.3163 up to $0.3438	85.0%	15.0%
above $0.3438 up to $0.4125	75.0%	25.0%
above $0.4125	50.0%	50.0%

We refer to the additional increasing distributions to Westlake as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

The amount of adjusted current earnings we generated on a pro forma basis during the year ended December 31, 2013 and the twelve months ended March 31, 2014 would have been approximately $26.7 million and $29.2 million, respectively. These amounts would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all common units for those periods. However, our pro forma adjusted current earnings for the year ended December 31, 2013 would only allow us to pay aggregate cash distributions of $1.0047, or approximately 91.3% of the minimum quarterly distribution, on all of our subordinated units. Please read “Cash Distribution Policy and Restrictions on Distributions.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash to pay the minimum quarterly distribution of $0.2750 on all of our common units and subordinated units for the twelve months ending June 30, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated Units	Westlake will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least the minimum quarterly distribution multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2017 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least 150.0% of the minimum quarterly distribution on an annualized basis multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights, for any four-quarter period ending on or after June 30, 2015 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Westlake will own an aggregate of 55.7% of our outstanding units (or 52.2% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Westlake the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Westlake the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Directed Unit Program	At our request, the underwriters have reserved up to 9.95% of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. For further information regarding our directed unit program, please read “Underwriting.”

Members of the Chao family or entities affiliated with such members, who in the aggregate beneficially own approximately 69% of Westlake’s common stock, have indicated an interest in purchasing a portion of the common units being offered in this offering through our directed unit program.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.10 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.220 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	Subject to the discussion under “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” and the limitations set forth therein, it is the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for U.S. federal income tax purposes. As a result, we generally will not be liable for U.S. federal income taxes. Instead, each of our unitholders will take into account its share of our income, gains, losses and deductions in computing its U.S. federal income tax liability as if it had earned such income directly, even if we do not make cash distributions to that unitholder. Consequently, a unitholder may be liable for U.S. federal income taxes as a result of ownership of our units even if that unitholder has not received a cash distribution from us. Cash distributions by us to a unitholder generally will not give rise to income or gain.

For a discussion of the material U.S. federal income tax consequences to prospective unitholders, you should read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have been approved to list our common units on the New York Stock Exchange (the “NYSE”) under the symbol “WLKP.”

Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data

We were formed on March 14, 2014 and have had no operations since formation. Therefore, our historical financial data is not included in the following table. The following table shows summary historical combined carve-out financial data of the predecessor of Westlake Chemical Partners LP (the “Predecessor”). The following table also shows our summary unaudited pro forma combined carve-out financial data for the periods and as of the dates indicated. The summary historical combined carve-out balance sheet data presented as of December 31, 2013 and 2012 and the statement of operations data for the years ended December 31, 2013, 2012, and 2011 are derived from the audited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus. The summary historical combined carve-out balance sheet data presented as of March 31, 2013 and December 31, 2011 is derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are not included in this prospectus. The summary historical combined carve-out balance sheet presented as of March 31, 2014 and the statement of operations data for the three months ended March 31, 2014 and 2013 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus.

The summary historical combined carve-out financial statements of our Predecessor reflect Westlake’s entire ethylene business, including, but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities. Our assets on the closing date of the offering will consist only of our 10% limited partner interest in OpCo as well as the general partner interest in OpCo. OpCo’s assets will consist of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline. OpCo’s financial results will be consolidated into ours for financial reporting purposes. The following table should be read together with, and is qualified in its entirety by reference to, the historical unaudited and audited combined carve-out financial statements of the Predecessor and the accompanying notes included elsewhere in this prospectus. The following table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma combined carve-out financial data presented in the following table as of March 31, 2014, and for the three months ended March 31, 2014 and the year ended December 31, 2013, are derived from the unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus. The unaudited pro forma combined carve-out balance sheet assumes the offering and the related transactions occurred as of March 31, 2014, and the unaudited pro forma combined carve-out statements of operations for three months ended March 31, 2014 and the year ended December 31, 2013, assumes the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined carve-out financial statements give effect to, the following:

•	Westlake’s contribution to OpCo of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

•

the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to Westlake of 1,436,115 common units, 12,686,115 subordinated units and all of the incentive distribution rights;

•

the consummation of this offering and our issuance of 11,250,000 common units to the public at an initial offering price of $24.00 per unit and the use of proceeds therefrom as described under “Use of Proceeds”; and

•	OpCo’s execution of the Ethylene Sales Agreement, omnibus agreement and services and secondment agreement with Westlake.

The unaudited pro forma combined carve-out financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	Westlake Chemical Partners LP Predecessor Historical					Westlake Chemical Partners LP Pro Forma
	Three Months Ended March 31,		Year Ended December 31,			Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Combined Carve-out Statement of Operations Data:
Total net sales	$560,014	$500,917	$2,127,747	$2,249,098	$2,251,043	$333,346	$1,198,805
Gross profit	232,314	190,010	872,607	635,652	409,098	79,592	318,464
Selling, general and administrative expenses	7,778	6,171	25,451	24,103	24,312	6,252	18,942

Income from operations	224,536	183,839	847,156	611,549	384,786	73,340	299,522
Interest expense—Westlake	(3,591)	(950)	(8,032)	(8,937)	(8,947)	(1,130)	(1,626)
Other income (expense), net	1,252	4,045	7,701	4,186	2,804	(12)	(168)

Income before income taxes	222,197	186,934	846,825	606,798	378,643	72,198	297,728
Provision for income taxes	78,323	66,209	300,279	210,878	131,670	331	1,316

Net income	$143,874	$120,725	$546,546	$395,920	$246,973	$71,867	$296,412

Net income attributable to Westlake Chemical Partners LP						$7,187	$29,641
Limited partners’ interest in net income attributable to Westlake Chemical Partners LP
Common units						$3,594	$14,821
Subordinated units						$3,593	$14,820
Net income per limited partner unit (basic and diluted):
Common units						$0.28	$1.17
Subordinated units						$0.28	$1.17
Combined Carve-out Balance Sheet Data (end of period):
Working capital	$21,376	$(34,610)	$43,642	$40,336	$90,420	$61,434
Total assets	1,020,402	916,271	1,041,474	834,843	800,376	862,897
Total debt	302,357	83,398	252,973	253,000	253,000	122,049
Net investment/Partners’ capital	407,093	467,692	455,432	273,812	216,705	739,203

Combined Carve-out Cash Flow Data:
Cash flow from:
Operating activities	$197,886	$162,991	$602,509	$496,821	$268,716
Investing activities	(51,714)	(65,730)	(230,050)	(158,008)	(71,637)
Financing activities	(146,172)	(97,261)	(372,459)	(338,813)	(197,079)

Other Data:
Depreciation and amortization	$19,014	$16,035	$73,463	$64,257	$57,193
Capital expenditures	51,305	65,051	223,130	158,440	73,681
EBITDA(1)	244,802	203,919	928,320	679,992	444,783	$90,902	$369,609
EBITDA attributable to Westlake Chemical Partners LP						$9,090	$36,961

(1)	For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. EBITDA is not a measure made in accordance with GAAP. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, lenders and rating agencies, to assess:

•	our operating performance as compared to that of other publicly traded partnerships, without regard to historical cost basis or capital structure;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and cash flow from operating activities. EBITDA should not be considered as an alternative to GAAP net income or cash flow from operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flow from operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and cash flow from operating activities, on a historical basis.

	Westlake Chemical Partners LP Predecessor Historical					Westlake Chemical Partners LP Pro Forma
	Three Months Ended March 31,		Year Ended December 31,			Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in thousands)
Reconciliation of EBITDA and Pro Forma EBITDA to net income and cash flow from operating activities
EBITDA attributable to Westlake Chemical Partners LP						$9,090	$36,961
Add: EBITDA attributable to noncontrolling interest in OpCo						81,812	332,648
EBITDA	$244,802	$203,919	$928,320	$679,992	$444,783	90,902	369,609
Less:
Provision for income taxes	(78,323)	(66,209)	(300,279)	(210,878)	(131,670)	(331)	(1,316)
Interest expense	(3,591)	(950)	(8,032)	(8,937)	(8,947)	(1,130)	(1,626)
Depreciation and amortization	(19,014)	(16,035)	(73,463)	(64,257)	(57,193)	(17,574)	(70,255)

Net income	$143,874	$120,725	$546,546	$395,920	$246,973	$71,867	$296,412

Changes in operating assets and liabilities, and other	50,380	33,369	16,562	105,804	22,907
Equity in loss (income) of joint venture, net of dividends	72	(389)	402	277	(364)
Deferred income taxes	3,267	8,104	37,054	(8,096)	(1,859)
Loss from disposition of fixed assets	353	1,438	1,905	2,834	30
(Recovery of) provision for doubtful accounts	(60)	(256)	40	82	1,029

Cash flow from operating activities	$197,886	$162,991	$602,509	$496,821	$268,716

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and adjusted current earnings could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the Ethylene Sales Agreement or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2750 per unit, or $1.10 per unit per year, which will require total distributions of approximately $7.0 million per quarter, or $27.9 million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering.

Initially, all of our cash flow will be generated from cash distributions from OpCo, a partnership between us and Westlake, and a substantial majority of OpCo’s cash flow will be generated from payments by Westlake under the Ethylene Sales Agreement. Westlake’s obligations to purchase ethylene under the Ethylene Sales Agreement may be temporarily suspended to the extent OpCo is unable to perform its obligations caused by any of certain events outside the reasonable control of OpCo. Such events include, for example, acts of God or calamities which affect the operation of OpCo’s facilities; certain labor difficulties (whether or not the demands of the employees are within the power of OpCo to concede); and governmental orders or laws. In addition, Westlake is not obligated to purchase ethylene with respect to any period during which OpCo’s facilities are not operating due to scheduled or unscheduled maintenance or turnarounds (which occur approximately every five years) other than under certain circumstances relating to the occurrence of force majeure. We expect that each of OpCo’s facilities will have a turnaround once every five years and will not operate for typically between 25 and 45 days during each turnaround. However, the duration of a turnaround may be longer. For example, the expansion of Petro 1, as described in “Business—OpCo’s Assets—Lake Charles Olefins,” is being completed in conjunction with a planned turnaround, which is expected to result in a downtime of between 75 and 80 days due to the expansion which will add 250 million pounds of capacity. A suspension of Westlake’s obligations under the Ethylene Sales Agreement, including during periods where OpCo’s facilities are not operating due to scheduled or unscheduled maintenance or turnarounds, would reduce OpCo’s revenues and cash flows, and could materially adversely affect our ability to make distributions to our unitholders.

Westlake may be unable to generate enough cash flow from operations to meet its minimum obligations under the Ethylene Sales Agreement if its business is adversely impacted by competition, operational problems, general adverse economic conditions or inability to obtain feedstock. If Westlake were unable to meet its minimum payment obligations to OpCo as a result of any one or more of these factors, our ability to make distributions to our unitholders would be reduced or eliminated. The level of payments made by Westlake will depend upon its ability to pay its minimum obligations under the Ethylene Sales Agreement and its ability and election to increase volumes above the minimums specified in the Ethylene Sales Agreement, which in turn are dependent upon, among other things, the level of production at Westlake’s other facilities. If Westlake is unable to generate sufficient cash flow from its operations to meet its obligations under the Ethylene Sales Agreement,

OpCo will not have sufficient available cash to distribute to us to enable us to pay the minimum quarterly distribution, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•

severe financial hardship or bankruptcy of Westlake or one of our other customers, or the occurrence of other events affecting our ability to collect payments from Westlake or our other customers, including any of our customers’ default;

•	volatility and cyclical downturns in the chemicals industry and other industries which materially and adversely impact Westlake and our other customers;

•	Westlake’s inability to perform under the Ethylene Sales Agreement;

•

the age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in OpCo’s operations, and in the operations of Westlake and our other customers, business partners and/or suppliers;

•	the cost of environmental remediation at OpCo’s facilities not covered by Westlake or third parties;

•	changes in the expected operating levels of OpCo’s assets;

•	OpCo’s ability to meet minimum volume requirements, yield standards and ethylene quality requirements in the Ethylene Sales Agreement;

•	OpCo’s ability to renew the Ethylene Sales Agreement or to enter into new, long-term agreements for the sale of ethylene under terms similar or more favorable;

•

changes in the marketplace that may affect supply and demand for ethane or ethylene, including decreased availability of ethane (which may result from greater restrictions on hydraulic fracturing or exports of NGLs from the United States, for example), increased production of ethylene or export of ethane or ethylene from the United States;

•	changes in overall levels of production, production capacity, pricing and/or margins for ethylene;

•	OpCo’s ability to secure adequate supplies of ethane, other feedstocks and natural gas from Westlake or third parties;

•	the need to use higher priced or less attractive feedstock due to the unavailability of ethane;

•	the effects of pipeline, railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	the availability and cost of labor;

•	risks related to employees and workplace safety;

•

the effects of adverse events relating to the operation of OpCo’s facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	changes in product specifications for the ethylene that we produce;

•	changes in insurance markets and the level, types and costs of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in, or new, statutes, regulations or governmental policies by federal, state and local authorities with respect to protection of the environment;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for leases;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, Westlake, our other major customers, suppliers, dealers, distributors or other business partners; and

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•

the amount of cash we or OpCo are able to generate from sales of ethylene, and associated co-products, to third parties, which will be impacted by changes in prices for ethane (or other feedstocks), natural gas, ethylene and co-products, and could be less than the margin we earn from ethylene sales to Westlake;

•	the level of capital expenditures we or OpCo makes;

•	the cost of acquisitions;

•	construction costs;

•	fluctuations in our or OpCo’s working capital needs;

•	our or OpCo’s ability to borrow funds and access capital markets;

•	our or OpCo’s debt service requirements and other liabilities;

•	restrictions contained in our or OpCo’s existing or future debt agreements; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have had sufficient adjusted current earnings to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the three-month periods ended March 31, 2013 and March 31, 2014, with shortfalls of $1.2 million for the year ended December 31, 2013 and $3.1 million and $0.6 million, for the three-month periods ended March 31, 2013 and March 31, 2014, respectively.

The amount of pro forma adjusted current earnings for the year ended December 31, 2013 would have been approximately $26.7 million. This amount would have been sufficient to pay 100% of the minimum quarterly distribution on all common units for that period. However, our pro forma adjusted current earnings for the year ended December 31, 2013 would only allow us to pay aggregate cash distributions of $1.0047, or approximately 91.3% of the minimum quarterly distribution, on all of our subordinated units. Specifically, on a pro forma basis, we would have experienced a shortfall of approximately $1.2 million for the year ended December 31, 2013 and $3.1 million and $0.6 million for the three-month periods ended March 31, 2013 and March 31, 2014, respectively, relative to the aggregate minimum quarterly distribution for each of those quarters. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2013 and the twelve months ended March 31, 2014, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of adjusted current earnings included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our cash available for distribution to differ materially from those estimates.

The forecast of earnings set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of OpCo’s results of operations and our cash available for distribution for the twelve months ending June 30, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of earnings has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of earnings are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If OpCo does not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

OpCo is subject to the credit risk of Westlake on a substantial majority of its revenues, and Westlake’s leverage and creditworthiness could adversely affect our ability to make distributions to our unitholders.

Our ability to make distributions to unitholders will be substantially dependent on Westlake’s ability to meet its minimum contractual obligations under the Ethylene Sales Agreement. If Westlake defaults on its obligations, our ability to make distributions to our unitholders would be reduced or eliminated. Westlake has not pledged any assets to us as security for the performance of its obligations.

Westlake has not agreed with us to limit its ability to incur indebtedness, pledge or sell assets or make investments, and we have no control over the amount of indebtedness Westlake incurs, the assets it pledges or sells or the investments it makes.

OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the indentures could limit OpCo’s ability to make distributions to us.

All of our cash will be generated from cash distributions from OpCo. Westlake’s credit facility and the indentures governing its senior notes impose significant operating and financial restrictions on OpCo. These restrictions limit OpCo’s ability to:

•	make investments and other restricted payments;

•	incur additional indebtedness or issue preferred stock;

•	create liens;

•	sell all or substantially all of its assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

In addition, the indentures governing Westlake’s senior notes will prevent OpCo from making distributions to us if any default or event of default (as defined in the indentures) exists.

These limitations are subject to a number of important qualifications and exceptions. However, the effectiveness of many of these restrictions in the indentures governing Westlake’s senior notes is currently suspended under the indentures because the senior notes are currently rated investment grade by at least two nationally recognized credit rating agencies.

These covenants may adversely affect OpCo’s ability to finance future business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default occurred, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that debt, including OpCo and its assets. In addition, any acceleration of debt under Westlake’s credit facility will constitute a default under some of Westlake’s other debt, including the indentures governing its senior notes, each of which OpCo has guaranteed.

Substantially all of OpCo’s sales are generated at three facilities located at two sites. Any adverse developments at any of these facilities or sites could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

OpCo’s operations are subject to significant hazards and risks inherent in ethylene production operations. These hazards and risks include, but are not limited to, equipment malfunction, explosions, fires and the effects of severe weather conditions, any of which could result in production and transportation difficulties and disruptions, pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure of OpCo’s facilities both in the normal course of operations and following unforeseen events. Any adverse developments at any of OpCo’s facility could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

Because substantially all of OpCo’s sales are generated at three facilities located at two sites, any such events at any facility or site could significantly disrupt OpCo’s ethylene production and its ability to supply ethylene to its customers. Any sustained disruption in its ability to meet its supply obligations under the Ethylene Sales Agreement could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

The ethylene sales price charged under the Ethylene Sales Agreement is designed to permit OpCo to cover the substantial majority of its operating costs, but not our public partnership costs, which will reduce our net operating profit.

The purchase price under the Ethylene Sales Agreement will be based on OpCo’s actual ethane, other feedstock and natural gas costs and an annual estimate of other operating costs and maintenance capital expenditures and other turnaround expenditures. The price is designed to permit OpCo to recover the portion of its costs of feedstocks and other costs to operate the ethylene production facilities associated with the percentage of its production capacity purchased by Westlake and generate a fixed margin per pound of ethylene purchased. The ethylene sales price will not increase to cover our public partnership costs, which will reduce our net operating profit.

The fee structure of the Ethylene Sales Agreement will limit OpCo’s ability to take advantage of favorable market developments.

The Ethylene Sales Agreement sets a $0.10 per pound margin for a substantial majority of OpCo’s ethylene production, limiting OpCo’s ability to take advantage of decreased ethane and other feedstock prices, increased ethylene prices or other favorable market developments. Under these circumstances, OpCo may not be in a position to enable its partners, including us, to benefit from favorable market developments through increased distributions. In addition, under these circumstances, OpCo may be disadvantaged relative to those of its competitors that are in a better position to take advantage of favorable market developments.

If OpCo is unable to renew or extend the Ethylene Sales Agreement beyond the initial 12-year term or the other agreements with Westlake upon expiration of these agreements, our ability to make distributions in the future could be materially adversely affected and the value of our units could decline.

Westlake’s obligations under the Ethylene Sales Agreement, the Feedstock Supply Agreement and the related services and secondment agreement will become terminable by either party commencing December 31, 2026. If OpCo were unable to reach agreement with Westlake on an extension or replacement of these agreements then our ability to make distributions on our common units could be materially adversely affected and the value of our common units could decline.

OpCo has the right to use the real property underlying Lake Charles Olefins and Calvert City Olefins pursuant to two, 50-year site lease agreements with Westlake. If OpCo is not able to renew the site lease agreements or if the site lease agreements are terminated by Westlake, OpCo may have to relocate Lake Charles Olefins and Calvert City Olefins, abandon the assets or sell the assets to Westlake.

OpCo will enter into two site lease agreements with Westlake pursuant to which Westlake has agreed to (i) lease to OpCo the real property underlying Lake Charles Olefins and Calvert City Olefins, respectively, and (ii) grant OpCo rights to access and use certain other portions of Westlake’s ethylene production facilities that are necessary to operate OpCo’s units at such ethylene production facilities. The site lease agreements each have a term of 50 years and may be renewed if agreed to by the parties. If an event of default with respect to bankruptcy of OpCo occurs, if Westlake terminates the Ethylene Sales Agreement in accordance with its provisions either for cause or due to a force majeure event, or if OpCo ceases to operate Lake Charles Olefins or Calvert City Olefins for six consecutive months (other than due to force majeure or construction following a casualty loss), Westlake may terminate the applicable site lease following notice and expiration of a cure period to remedy the default. In addition, if OpCo fails to act in good faith to expeditiously restore Lake Charles Olefins or Calvert City Olefins following a casualty loss, Westlake has the ability to terminate the applicable site lease agreement, to restore Lake Charles Olefins or Calvert City Olefins, as the case may be, and to purchase such ethylene production facility at fair market value. If OpCo is unable to renew the site lease agreements or if Westlake terminates one or both of the site lease agreements, OpCo may have to relocate Lake Charles Olefins and Calvert City Olefins, abandon the assets or sell the assets to Westlake, the result of which may have a material adverse effect on our business, results of operations and financial condition.

OpCo depends upon Westlake for numerous services and for its labor force.

In connection with this offering, OpCo will enter into a services and secondment agreement with Westlake pursuant to which Westlake will be obligated to provide OpCo operating services, utility access services and other key site services. Westlake will provide the services of certain of its employees, who will act as OpCo’s agents in operating and maintaining OpCo’s ethylene production facilities. If this agreement is terminated or if Westlake or its affiliates fail to satisfactorily provide these services or employees, OpCo would be required to hire labor, provide these services internally or find a third-party provider of these services. Any services or labor OpCo chooses to provide internally may not be as cost effective as those that Westlake or its affiliates provide, particularly in light of OpCo’s lack of experience as an independent organization. If OpCo is required to obtain these services or labor from a third party, it may be unable to do so in a timely, efficient and cost-effective manner, the services or labor it receives may be inferior to or more costly than those that Westlake is currently providing, or such services and labor may be unavailable. Moreover, given the integration of OpCo’s ethylene production facilities and Westlake’s Lake Charles and Calvert City complexes, it may not be practical for us or for a third party to provide site services or labor for OpCo’s ethylene production facilities separately.

OpCo’s ability to receive greater cash flows from increased production may be limited by the Ethylene Sales Agreement.

OpCo’s ability to increase throughput volumes through its assets is constrained by the capacity limitations of those assets, which are currently operating at close to full capacity. OpCo’s ability to increase its cash flow by selling ethylene to third parties may be limited by the Ethylene Sales Agreement. OpCo’s ability to sell ethylene to third parties is limited to available excess capacity, since Westlake has the right to purchase the substantial majority of production from OpCo’s facilities through its minimum purchase commitment and option to purchase additional ethylene under the Ethylene Sales Agreement. The Ethylene Sales Agreement provisions may prohibit OpCo from competing effectively for third party business for this excess production given the limited volumes available for sale. For example, so long as Westlake is not in default under the Ethylene Sales Agreement, Westlake has the right to purchase 95% of OpCo’s production in excess of planned capacity.

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may be unable to pay cash distributions during periods when we record net income.

If we are unable to make acquisitions from Westlake or third parties on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

Our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our cash distributions per unit. If we are unable to make acquisitions of additional interests in OpCo from Westlake on acceptable terms or we are unable to obtain financing for these acquisitions, our future growth and ability to increase distributions will be limited. In addition, we may be unable to make acquisitions from third parties as an alternative avenue to growth. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash distributions per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the inability to successfully integrate the businesses we acquire;

•	the inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties in connection with operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

Many of our assets have been in service for many years and require significant expenditures to maintain them. As a result, our maintenance or repair costs may increase in the future. In addition, while we intend to establish cash reserves in order to cover turnaround expenditures, the amounts we reserve may not be sufficient to fully cover such expenditures.

Many of the assets we use to produce ethylene are generally long-lived assets. As a result, some of those assets have been in service for many decades. The age and condition of these assets could result in increased maintenance or repair expenditures. In addition, while we intend to establish cash reserves in order to cover our turnaround expenditures, the amounts we reserve may be insufficient to fully cover such expenditures. Any significant and unexpected increase in these expenditures could adversely affect our results of operations, financial position or cash flows, as well as our ability to pay cash distributions.

Regulations concerning the transportation of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

Targets such as chemical manufacturing facilities may be at greater risk of terrorist attacks than other targets in the U.S. As a result, the chemical industry responded to the issues surrounding the terrorist attacks of September 11, 2001 by starting initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the U.S. Simultaneously, local, state and federal governments began a regulatory process that led to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Our business or our customers’ businesses could be adversely affected because of the cost of complying with these regulations.

Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

Our operations are subject to the usual hazards associated with commodity chemical and plastics manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	terrorist attacks.

Global climate change could result in heightened hurricane activity in the Gulf of Mexico. If this materializes, severe weather and natural disaster hazards could pose an even greater risk for our facilities, particularly those in Louisiana.

All these hazards can cause personal injury and loss of life, catastrophic damage to or destruction of property and equipment and environmental damage, and may result in a suspension of operations and the imposition of civil or criminal penalties. We could become subject to environmental claims brought by governmental entities or third parties. A loss or shutdown of operations over an extended period at any one of our three major operating facilities would have a material adverse effect on us. We maintain property, business interruption and casualty insurance that we believe is in accordance with customary industry practices, but we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We will use hazardous substances and generate hazardous wastes and emissions in our manufacturing operations. Our industry is highly regulated and monitored by various environmental regulatory authorities. As such, we are subject to extensive federal, state and local laws and regulations pertaining to pollution and protection of the environment, health and safety, which govern, among other things, emissions to the air, discharges onto land or waters, the maintenance of safe conditions in the workplace, the remediation of contaminated sites, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or reduce the likelihood or impact of hazardous substance releases, whether permitted or not. For example, our petrochemical facilities may require improvements to comply with certain changes in process safety management requirements.

Our operations produce greenhouse gas (“GHG”) emissions, which have been the subject of increased scrutiny both among members of the international community and in the U.S. Some scientific studies have suggested that GHG emissions may be contributing to warming of the earth’s atmosphere and other climatic changes. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of emission targets for GHG emissions, became binding on the countries that had ratified it. International discussions are underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2020. Legislation to regulate GHG emissions has also been introduced in the U.S. Congress, and there has been a wide-ranging policy debate regarding the impact of these gases and possible means for their regulation. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement. The United States Environmental Protection Agency (the “EPA”) has adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as from certain oil and natural gas production facilities, on an annual basis, beginning in 2012 for emissions occurring in 2011. Further, following a finding by the EPA that certain GHGs represent an endangerment to human health, the EPA finalized a rule to address permitting of GHG emissions from stationary sources under the Clean Air Act’s New Source Review Prevention of Significant Deterioration (“PSD”) and Title V programs. This final rule “tailors” the PSD and Title V programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. Facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHGs that will be established by the states or, in some instances, by the EPA on a case-by-case basis.

Several states or geographic regions in the U.S. have also adopted legislation and regulations to reduce emissions of GHGs. Additional legislation or regulation by these states and regions, the EPA, and/or any international agreements to which the U.S. may become a party, that control or limit GHG emissions or otherwise seek to address climate change could adversely affect our energy supply and costs, the costs of raw materials derived from fossil fuels, our general costs of production and the demand for our products. The cost of complying with any new law, regulation or treaty will depend on the details of the particular program.

We also may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or to chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our operations, a significant increase in the success of these types of claims could have a material adverse effect on our business, financial condition, operating results or cash flow.

Environmental laws may have a significant effect on the nature and scope of, and responsibility for, cleanup of contamination at our current and former operating facilities, the costs of transportation and storage of raw materials and finished products, the costs of reducing emissions and the costs of the storage and disposal of wastewater. The U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and similar state laws impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such potentially responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In addition, CERCLA and similar state laws could impose liability for damages to natural resources caused by contamination.

Although we seek to take preventive action, our operations are inherently subject to accidental spills, discharges or other releases of hazardous substances that may make us liable to governmental entities or private parties. This may involve contamination associated with our current and former facilities, facilities to which we sent wastes or by-products for treatment or disposal and other contamination. Accidental discharges may occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess damages or penalties against us in connection with any past or future contamination, or third parties may assert claims against us for damages allegedly arising out of any past or future contamination. In addition, we may be liable for existing contamination related to certain of our facilities for which, in some cases, we believe third parties are liable in the event such third parties fail to perform their obligations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the U.S. could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets if domestic and global utilities are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Inherent in an Investment in Us

Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

Following the offering, Westlake will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Westlake. Therefore, conflicts of interest may arise between Westlake or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as Westlake, in exercising certain rights under our partnership agreement;

•	neither our partnership agreement nor any other agreement requires Westlake to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period;”

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $28.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to Westlake’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with Westlake and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “—Westlake and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.2750 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amount we distribute to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of Westlake to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability.

We expect to distribute a significant portion of our available cash to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our available cash, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is generally required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our general partner or its officers or directors engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•

our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, other than one where our general partner is permitted to act in its sole discretion, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement provides that the conflicts committee of the board of directors of our general partner may be comprised of one or more independent directors. If the board of directors of our general partner establishes a conflicts committee with only one independent director, your interests may not be as well served as if we the conflicts committee was comprised of at least two independent directors. A single-member conflicts committee would not have the benefit of discussion with, and input from, other independent directors.

Westlake and other affiliates of our general partner may compete with us.

Affiliates of our general partner, including Westlake, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Westlake may compete with us for investment opportunities and may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Westlake. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

The holder or holders of a majority of our incentive distribution rights (initially Westlake) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election by such holder or holders, the minimum quarterly distribution will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. If such holder or holders elects to reset the target distribution levels, they will be entitled to receive common units as consideration for such election. The number of common units to be issued to such holder or holders will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter prior to the reset election.

Westlake could exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, Westlake may transfer the incentive distribution rights at any time. It is possible that Westlake or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—IDR Holders’ Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Westlake, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of Westlake Chemical Partners LP” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote, including Westlake, of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Westlake will own an aggregate of 55.7% of our common and subordinated units (or 52.2% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Both of these conditions will provide Westlake the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $21.36 per common unit.

The initial public offering price of $24.00 per common unit exceeds our pro forma net tangible book value of $2.64 per common unit. Based on the initial public offering price of $24.00 per common unit, unitholders will incur immediate and substantial dilution of $21.36 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement permits Westlake to transfer ownership of our general partner to a third party, also without the consent of our unitholders. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Westlake may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If Westlake transfers the incentive distribution rights to a third party, it would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by Westlake could reduce the likelihood of it accepting offers made by us relating to assets owned by Westlake, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Westlake will own an aggregate of 55.7% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), Westlake will own 55.7% of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of earnings per each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Westlake or other large holders.

After this offering, we will have 12,686,115 common units and 12,686,115 subordinated units outstanding, which includes the 11,250,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of 1,436,115 common units that are issued to Westlake will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters, which may be waived in the discretion of certain of the underwriters. Sales by Westlake or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Westlake. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and Westlake for services provided to us or on our behalf will reduce our earnings and therefore our cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf, including expenses we and OpCo will incur under the services and secondment agreement and the omnibus agreement. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include all expenses incurred under the services and secondment agreement and the omnibus agreement, including include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of our earnings and therefore our ability to distribute cash to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 11,250,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

If we fail to establish and maintain effective internal controls over financial reporting, our ability to accurately report our financial results could be materially adversely affected.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of Sarbanes-Oxley. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

The New York Stock Exchange does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Westlake Chemical Partners LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, Sarbanes-Oxley and rules implemented by the SEC and the NYSE require publicly traded entities to adopt various corporate governance practices that will further increase our costs. The amount of our expenses or reserves for expenses, including the costs of being a publicly traded partnership will reduce the amount of cash we have for distribution to our unitholders. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on the board of directors of our general partner or as executive officers.

We estimate that we will incur approximately $3.0 million of incremental annual general and administrative expenses as a result of being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. We have requested and obtained a favorable private letter ruling from the IRS to the effect that the production, transportation, storage and marketing of ethylene and its co-products will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state, local or foreign income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we will initially own assets and conduct business in Louisiana, Kentucky and Texas and such states impose a margin or franchise tax. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our cash available for distribution to you.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes. For a discussion of the importance of our treatment as a partnership for federal income purposes, please read “Material U.S. Federal Income Tax Consequences—Partnership Status” for a further discussion.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in our cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopted.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Immediately following this offering, Westlake will own 55.7% of the total interests in our capital and profits. Therefore, a transfer by Westlake of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you may be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements.

We will initially own assets and conduct business in Kentucky, Louisiana and Texas; Kentucky and Louisiana currently impose a personal income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $249.2 million from this offering, after deducting the estimated underwriting discounts, structuring fee and offering expenses, to purchase from OpCo a 4.2% limited partner interest in OpCo. The 4.2% interest in OpCo purchased with the proceeds from this offering, when combined with the 5.8% interest in OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 10% limited partner interest in OpCo following the closing of the offering.

We estimate that, during the period from two years before the anticipated date of closing of this offering through July 31, 2013, Westlake incurred approximately $155.7 million in capital expenditures (the “Pre-August 2013 Capex”) with respect to the assets contributed to OpCo. The portion of these capital expenditures incurred before January 1, 2013 was not accounted for as a liability in our Predecessor’s historical combined carve-out financial data but as Net investment, as it was equity funded, and the portion of these capital expenditures incurred from January 1, 2013 and through July 31, 2013 was accounted for as a liability and is reflected on our Predecessor’s historical combined carve-out financial data and the associated liability will be retained by Westlake in connection with the closing of this offering. OpCo will use any remaining net proceeds from this offering (after deducting estimated underwriting discounts, structuring fee, offering expenses and $55.4 million to establish the turnaround reserve) to reimburse Westlake for these capital expenditures and to repay intercompany debt to Westlake under the August 2013 Promissory Notes, as described below.

If the underwriters exercise their option to purchase 1,687,500 additional common units in full, the additional net proceeds would be approximately $37.9 million. The net proceeds from any exercise of such option will be used to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay intercompany debt to Westlake under the August 2013 Promissory Notes, as described below. The amount of the additional interest in OpCo purchased will depend on the amount of the option exercised, and will be calculated at approximately 0.4% additional limited partner interest in OpCo purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.6% limited partner interest in OpCo and our total ownership interest in OpCo would be 10.6%.

As of June 30, 2014, our Predecessor had $231.1 million in outstanding indebtedness payable to Westlake under the intercompany notes that OpCo will assume in connection with this offering and will repay, in part, with a portion of the net proceeds from this offering. Our Predecessor used the amounts loaned under these notes (the “August 2013 Promissory Notes”) to fund capital expenditures after August 1, 2013. Each of the intercompany notes has a maturity date of August 1, 2023 and bears interest at the prime rate plus 1.5%.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2014; and

•

our pro forma cash and cash equivalents and capitalization as of March 31, 2014 giving effect to the pro forma adjustments in our unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds.”

This table is derived from, and should be read in conjunction with, the unaudited pro forma combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2014
	Historical (Predecessor)	Pro Forma (Partnership)
	(unaudited) (dollars in thousands)
Cash and cash equivalents(1)	$—	$55,419

Long-term debt payable to Westlake(2)	$302,357	$122,049
Net equity/Partners’ capital
Total sponsor’s net equity	407,093	—
Common units—public(3)	—	249,200
Common units—Westlake(3)	—	3,951
Subordinated units—Westlake(3)	—	34,904
General partner interest(3)	—	(214,135)
Noncontrolling interest(4)	—	665,283

Total capitalization	$709,450	$861,252

(1)	Pro forma amount reflects the initial turnaround reserve balance from the proceeds contributed to OpCo by us in connection with this offering. The initial turnaround reserve will account for the period that the ethylene production facilities were under Westlake’s ownership following the last major turnaround and prior to the entry into the Ethylene Sales Agreement.
(2)	Historical amount includes $142.2 million of indebtedness that will be retained by our Predecessor.
(3)	Pro forma amounts reflect the capital attributable to our limited and general partners. Pro forma Partners’ capital assumes offering proceeds of $249.2 million, net of underwriters’ discount and other expenses and costs of the initial public offering of $17.5 million and $3.3 million, respectively, all of which were allocated to the public common units. Pro forma Partners’ capital also reflects an increase of $238.6 million for the impact of eliminating Predecessor’s assets and liabilities not contributed to OpCo, as well as a $665.3 million and a $155.7 million decrease for the capital attributable to the Noncontrolling interest in OpCo, and the distribution to Westlake of cash from this initial public offering, respectively. The general partner interest reflects the excess of the consideration paid by us to purchase an additional controlling interest in OpCo, over the historical carrying value of the additional interest acquired.
(4)	Pro forma amount reflects the 90% Noncontrolling interest held by Westlake in OpCo.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. On a pro forma basis as of March 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $66.9 million, or $2.64 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit		$24.00
Pro forma net tangible book value per common unit before the offering(1)	$2.45
Increase in net tangible book value per common unit attributable to purchasers in the offering due to the purchase of additional interest in OpCo	0.80
Decrease in net tangible book value per common unit attributable to purchasers in the offering due to distributions to Westlake of proceeds from the offering	(0.61)

Less: Pro forma net tangible book value per common unit after the offering(2)		2.64

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)		$21.36

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (1,436,115 common units and 12,686,115 subordinated units) to be issued to Westlake and its affiliates for their contribution of assets and liabilities to us. See also “Unaudited Pro Forma Combined Carve-out Financial Statements of Westlake Chemical Partners LP.”
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (12,686,115 common units and 12,686,115 subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, our proportionate limited partner interest in goodwill and intangible assets and deferred charges amounts of approximately $5.9 million and $64.7 million respectively, are excluded from the calculation of pro forma net tangible book value.
(3)	Assumes no exercise of the underwriters’ option to purchase additional common units from us. After giving effect to the full exercise of the underwriters’ option to purchase 1,687,500 additional common units from us, the pro forma net tangible book value per common unit after the offering would be $2.94, resulting in an immediate dilution in net tangible book value to purchasers in the offering of $21.06 per common unit.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Westlake and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration
	Number	Percent	Amount	Percent
			(in thousands of dollars)
Westlake(1)(2)(3)	14,122,230	55.7%	(175,280)	(237.1)%
Purchasers in the offering(4)	11,250,000	44.3%	249,200	337.1%

Total	25,372,230	100.0%	73,920	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, Westlake will own 1,436,115 common units and all of the subordinated units.
(2)	The assets contributed by Westlake will be recorded at historical cost. The pro forma book value of the consideration provided by Westlake as of March 31, 2014 would have been approximately $38.9 million.
(3)	Book value of the consideration provided by Westlake, as of March 31, 2014, after giving effect to the net proceeds of the offering is as follows:

Westlake’s initial contribution to us of certain limited and all of the general partner interest in OpCo(i)	$38,855
Add:
Net book value of the additional limited partner interest in OpCo purchased by us using the net proceeds from this offering(ii)	35,065
Less:
Consideration paid by us to OpCo for the purchase of our additional limited partner interest in OpCo	(249,200)

Decrease in the General partner interest resulting from us purchasing of an additional interest in OpCo(iii)	(214,135)

Total consideration	$(175,280)

(i)	Represents our proportionate limited partner interest in the historical carrying value of OpCo’s net assets prior to this offering.
(ii)	Represents the purchase of our additional limited partner interest in OpCo, recorded at the historical carrying value of OpCo’s net assets after giving effect to the $249.2 million equity contribution and the $155.7 million distribution to Westlake.
(iii)	Represents the excess of (i) the consideration paid by us to purchase our additional limited partner interest in OpCo with the net proceeds from this offering over (ii) the historical carrying value of the additional interest acquired in OpCo’s net assets.

(4)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to Westlake Chemical Partners LP Predecessor’s audited historical combined carve-out financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and its unaudited historical combined carve-out financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, as well as our unaudited pro forma combined carve-out financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and the year ended December 31, 2013, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.2750 per unit ($1.10 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our earnings resulting from such growth. We intend to cause OpCo to establish a cash reserve of approximately $55.4 million, funded from proceeds of the offering as well as additional cash reserved annually, for future turnaround expenses. Additionally, we expect our general partner may choose to reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. The amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash flow will initially depend completely on OpCo’s distributions to us as one of its partners. The amount of cash OpCo can distribute to its partners will principally depend upon the amount of cash it generates from operations less any reserves that may be appropriate for operating its business. OpCo’s ability to make distributions to us will be subject to restrictions on distributions under Westlake’s indentures governing its senior notes, which OpCo has guaranteed and is a “restricted subsidiary” under. If Westlake is in default under Westlake’s senior notes, OpCo will be unable to make distributions to us. These senior notes are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.” Please read “Risk Factors—Risks Inherent in

Our Business—OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the indentures could limit OpCo’s ability to make distributions to us.”

•

We expect to establish reserves for the prudent conduct of OpCo’s business (including reserves for working capital, maintenance capital expenditures, turnarounds, environmental matters, legal proceedings and other operating purposes). Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

•

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined solely by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including borrowings from Westlake, bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2750 per unit for each whole quarter, or $1.10 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash of approximately $7.0 million per quarter, or

$27.9 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering and the amount of cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units):

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Publicly held common units	11,250,000	$3,093,750	$12,375,000	12,937,500	$3,557,183	$14,231,250
Common units held by Westlake	1,436,115	394,932	1,579,727	1,436,115	394,932	1,579,727
Subordinated units held by Westlake	12,686,115	3,488,681	13,954,727	12,686,115	3,488,682	13,954,727

Total	25,372,230	$6,977,363	$27,909,454	27,059,730	$7,441,426	$29,765,704

Our general partner will initially own a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.3163 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through September 30, 2014, based on the actual length of the period.

Subordinated Units

Westlake will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Unaudited Pro Forma Adjusted Current Earnings for the Year Ended December 31, 2013 and the Twelve Months Ended March 31, 2014

We expect to use a measure we refer to as “adjusted current earnings,” which we describe below, to assist us in measuring our operating performance and determining whether our earnings support cash distributions. If we had completed the transactions contemplated in this prospectus on January 1, 2013, our pro forma adjusted current earnings for the year ended December 31, 2013 would have been approximately $26.7 million and our pro forma adjusted current earnings for the twelve months ended March 31, 2014 would have been approximately $29.2 million. For the twelve months ended March 31, 2014, this amount would have been sufficient to pay the minimum quarterly distribution of $0.2750 per unit per quarter ($1.10 per unit on an annualized basis) on all of our common units. However, on a pro forma basis we would not have had sufficient adjusted current earnings to pay the minimum quarterly distribution on all units for the year ended December 31, 2013 and the three-month periods ended March 31, 2013 and March 31, 2014, with shortfalls of $1.2 million for the year ended December 31, 2013 and $3.1 million and $0.6 million for the three-month periods ended March 31, 2013 and March 31, 2014, respectively.

We define adjusted current earnings as net income plus depreciation and amortization, less contributions for turnaround reserves and maintenance capital expenditures. Adjusted current earnings is not a measure made in accordance with GAAP.

The GAAP measure most directly comparable to adjusted current earnings is net income. Adjusted current earnings should not be considered as an alternative to GAAP net income. You should not consider adjusted current earnings in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because adjusted current earnings may be defined differently by other companies in our industry, our definition of adjusted current earnings may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. We believe that the presentation of adjusted current earnings in this prospectus provides useful information to investors in assessing our results of operations. Since adjusted current earnings takes into account debt costs (other than externally financed expansion capital expenditures, as discussed below), maintenance capital expenditures and contributions to turnaround reserve, we believe it may provide us and investors with a longer term perspective than other non-GAAP financial measures of performance. However, adjusted current earnings has important limitations as an analytical tool because it excludes some but not all items that affect net income and does not take into account changes in working capital. Additionally, because we expect that we will rely primarily upon external financing sources, including borrowings from Westlake, bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures, adjusted current earnings does not reflect expansion capital expenditures or the external financing thereof. We expect to incur a substantial amount of expansion capital expenditures in the future, and if we are unable to fund them with external financing sources, they could have an adverse effect on our ability to pay cash distributions. Please read “Estimated Adjusted Current Earnings for the Twelve Months Ending June 30, 2015—Assumptions and Considerations” and “—Capital Expenditures.” Adjusted current earnings is intended to approximate our ability to generate cash for distributions but differences between adjusted current earnings and cash, such as those resulting from changes in working capital, could be material.

The unaudited pro forma combined carve-out financial statements, upon which estimated pro forma adjusted current earnings is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. We derived the amounts of estimated pro forma adjusted current earnings in the manner described in the table below. As a result, the amount of estimated pro forma adjusted current earnings should only be viewed as a general indication of the amount of adjusted current earnings that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $3.0 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership. These incremental general and administrative expenses are not reflected in our unaudited pro forma combined carve-out financial statements and consist of expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses.

Our unaudited pro forma combined carve-out financial statements are derived from the audited historical annual and unaudited historical interim combined carve-out financial statements of Westlake Chemical Partners LP Predecessor, included elsewhere in this prospectus. Our unaudited pro forma combined carve-out financial statements should be read together with “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical annual and unaudited historical interim combined carve-out financial statements of Westlake Chemical Partners LP Predecessor and the notes to those statements included elsewhere in this prospectus.

The following tables illustrate, on a pro forma basis for the year ended December 31, 2013 and the twelve months ended March 31, 2014, the amount of adjusted current earnings we would have generated, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2013. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Westlake Chemical Partners LP Unaudited Pro Forma Adjusted Current Earnings

	Pro Forma
	Three Months Ended				Year Ended December 31, 2013
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in millions)
Net ethylene sales to Westlake(1)	$145.7	$221.3	$220.4	$247.7	$835.1
Net co-product and ethylene sales to third parties	66.0	105.9	99.3	92.5	363.7

Revenue	$211.7	$327.2	$319.7	$340.2	$1,198.8
Operating costs and expenses
Cost of sales, excluding depreciation and amortization	147.2	220.3	217.9	224.7	810.1
Depreciation and amortization	17.6	17.6	17.6	17.5	70.3
Selling, general and administrative expenses	4.5	5.1	4.8	4.5	18.9

Total operating costs and expenses	$169.3	$243.0	$240.3	$246.7	$899.3

Income from operations	42.4	84.2	79.4	93.5	299.5
Net interest and other financial costs(2)	(0.4)	(0.4)	(0.4)	(0.4)	(1.6)
Other expense, net	—	—	—	(0.2)	(0.2)
Provision for income taxes(3)	(0.2)	(0.4)	(0.4)	(0.3)	(1.3)

Net income	$41.8	$83.4	$78.6	$92.6	$296.4

Add:
Depreciation and amortization	17.6	17.6	17.6	17.5	70.3
Less:
Maintenance capital expenditures	(7.1)	(11.0)	(10.8)	(11.6)	(40.5)
Contribution to turnaround reserves	(5.1)	(7.9)	(7.7)	(8.3)	(29.0)

Estimated pro forma adjusted current earnings(4)	$47.2	$82.1	$77.7	$90.2	$297.2
Less:
Estimated pro forma adjusted current earnings attributable to noncontrolling interest in OpCo(5)	(42.5)	(73.9)	(69.9)	(81.2)	(267.5)
Incremental general and administrative expenses(6)	(0.8)	(0.8)	(0.8)	(0.6)	(3.0)

Estimated pro forma adjusted current earnings for Westlake Chemical Partners LP	$3.9	$7.4	$7.0	$8.4	$26.7
Distributions to public common unitholders(7)	3.1	3.1	3.1	3.4	12.7
Distributions to Westlake (common and subordinated units)(7)	0.5	3.6	3.3	4.3	11.6
Aggregate Minimum Quarterly Distribution(7)	(7.0)	(7.0)	(7.0)	(7.0)	(27.9)

Excess (shortfall) of adjusted current earnings needed to pay aggregate Minimum Quarterly Distribution(7)	$(3.1)	$0.4	$—	$1.4	$(1.2)

Other Data:
EBITDA(8)	$60.0	$101.8	$97.0	$110.8	$369.6
EBITDA attributable to Westlake Chemical Partners LP(8)	$6.0	$10.2	$9.7	$11.1	$37.0

Westlake Chemical Partners LP Unaudited Pro Forma Adjusted Current Earnings

	Pro Forma
	Three Months Ended				Twelve Months Ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in millions)
Net ethylene sales to Westlake(1)	$221.3	$220.4	$247.7	$246.0	$935.4
Net co-product and ethylene sales to third parties	105.9	99.3	92.5	87.4	385.1

Revenue	$327.2	$319.7	$340.2	$333.4	$1,320.5
Operating costs and expenses
Cost of sales, excluding depreciation and amortization	220.3	217.9	224.7	236.2	899.1
Depreciation and amortization	17.6	17.6	17.5	17.6	70.3
Selling, general and administrative expenses	5.1	4.8	4.5	6.3	20.7

Total operating costs and expenses	$243.0	$240.3	$246.7	$260.1	$990.1

Income from operations	84.2	79.4	93.5	73.3	330.4
Net interest and other financial costs(2)	(0.4)	(0.4)	(0.4)	(1.1)	(2.3)
Other expense, net	—	—	(0.2)	—	(0.2)
Provision for income taxes(3)	(0.4)	(0.4)	(0.3)	(0.3)	(1.4)

Net income	$83.4	$78.6	$92.6	$71.9	$326.5

Add:
Depreciation and amortization	17.6	17.6	17.5	17.6	70.3
Less:
Maintenance capital expenditures	(11.0)	(10.8)	(11.6)	(10.7)	(44.1)
Contribution to turnaround reserves	(7.9)	(7.7)	(8.3)	(6.6)	(30.5)

Estimated pro forma adjusted current earnings(4)	$82.1	$77.7	$90.2	$72.2	$322.2
Less:
Estimated pro forma adjusted current earnings attributable to noncontrolling interest in OpCo(5)	(73.9)	(69.9)	(81.2)	(65.0)	(290.0)
Incremental general and administrative expenses(6)	(0.8)	(0.8)	(0.6)	(0.8)	(3.0)

Estimated pro forma adjusted current earnings for Westlake Chemical Partners LP	$7.4	$7.0	$8.4	$6.4	$29.2
Distributions to public common unitholders(7)	3.1	3.1	3.4	3.1	12.7
Distributions to Westlake (common and subordinated units)(7)	3.6	3.3	4.3	2.7	13.9
Aggregate Minimum Quarterly Distribution(7)	(7.0)	(7.0)	(7.0)	(7.0)	(27.9)

Excess (shortfall) of adjusted current earnings needed to pay aggregate Minimum Quarterly Distribution(7)	$0.4	$—	$1.4	$(0.6)	$1.3

Other Data:
EBITDA(8)	$101.8	$97.0	$110.8	$90.9	$400.5
EBITDA attributable to Westlake Chemical Partners LP (8)	$10.2	$9.7	$11.1	$9.1	$40.1

(1)	Inclusive of net sales to Westlake (after giving effect to the reduction for proceeds from the sale of associated co-products) in accordance with the Ethylene Sales Agreement as well as fees paid by Westlake for transportation on the Longview Pipeline.
(2)	Includes, on a 100% basis, the interest expense attributable to OpCo’s intercompany borrowings with Westlake.
(3)	Includes the estimated pro forma provision for state margin tax.
(4)

We define adjusted current earnings as net income plus depreciation and amortization, less contributions for turnaround reserves and maintenance capital expenditures. Adjusted current earnings is not a measure made in accordance with GAAP. The GAAP measure most directly comparable to adjusted current earnings is net income, and the table above calculates our pro forma adjusted current earnings by making adjustments from our pro forma net income. Adjusted current earnings may also be viewed as a liquidity measure, which would be most directly comparable to cash flow from operating activities. Adjusted current earnings is not a substitute for cash flow from operating activities, the most directly comparable GAAP financial measure. We have not prepared a pro forma statement of cash flow, and thus have not provided a reconciliation to pro forma cash flow from operating activities. The following table presents a reconciliation of estimated pro forma adjusted current earnings for Westlake Chemical Partners LP to our Predecessor’s cash flow from operating activities for the year ended December 31, 2013 and the quarter ended March 31, 2014. Our future results of operation, including our cash flow from operating activities, will not be comparable to the historical results of our Predecessor primarily because our Predecessor sold ethylene and feedstock to third parties at market prices, whereas the substantial majority of our revenue from ethylene sales will be generated from sales of manufactured ethylene to Westlake on pricing that is expected to generate a fixed margin per pound. This and other differences will result in substantial differences between our Predecessor’s cash flow from operating activities and our future cash flow from operating activities. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results.”

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in millions)
Estimated pro forma adjusted current earnings for Westlake Chemical Partners LP	$26.7	$6.4
Add:
Incremental general and administrative expenses	3.0	0.8
Estimated pro forma adjusted current earnings attributable to noncontrolling interest in OpCo	267.5	65.0

Estimated pro forma adjusted current earnings	$297.2	$72.2
Add:
Maintenance capital expenditures	40.5	10.7
Contribution to turnaround reserves	29.0	6.6
Less:
Depreciation and amortization	(70.3)	(17.6)

Pro forma net income	$296.4	$71.9
Add (Less):
Predecessor retained pro forma adjustments	251.0	72.5
Offering related pro forma adjustments	(0.9)	(0.5)

Predecessor’s net income	$546.5	$143.9
Adjustments to reconcile predecessor net income to predecessor net cash provided by operating activities:
Changes in operating assets and liabilities, and other	16.6	50.4
Deferred income taxes	37.1	3.3
Other, net	2.3	0.3

Predecessor’s net cash provided by operating activities	$602.5	$197.9
Predecessor’s net cash used for investing activities	$(230.1)	$(51.7)
Predecessor’s net cash used for financing activities	$(372.4)	$(146.2)

(5)	Pro forma adjusted current earnings attributable to noncontrolling interest in OpCo reflects Westlake’s 90% limited partner interest in OpCo.
(6)	All incremental costs of being a publicly traded entity are 100% attributable to us and not shared by the non-controlling interest.
(7)	Totals may not sum due to rounding.
(8)	For a definition of EBITDA, please read “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure.” The following tables present a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP, on a pro forma basis for the year ended December 31, 2013 and the twelve months ended March 31, 2014.

	Pro Forma
	Three Months Ended				Year Ended December 31, 2013
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in millions)
EBITDA attributable to Westlake Chemical Partners LP	$6.0	$10.2	$9.7	$11.1	$37.0
Add:
EBITDA attributable to noncontrolling interest in OpCo	54.0	91.6	87.3	99.7	332.6

EBITDA	$60.0	$101.8	$97.0	$110.8	$369.6
Less:
Depreciation and amortization	(17.6)	(17.6)	(17.6)	(17.5)	(70.3)
Net interest and other financial costs	(0.4)	(0.4)	(0.4)	(0.4)	(1.6)
Provision for income taxes	(0.2)	(0.4)	(0.4)	(0.3)	(1.3)

Net income	$41.8	$83.4	$78.6	$92.6	$296.4

	Pro Forma
	Three Months Ended				Twelve Months Ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in millions)
EBITDA attributable to Westlake Chemical Partners LP	$10.2	$9.7	$11.1	$9.1	$40.1
Add:
EBITDA attributable to noncontrolling interest in OpCo	91.6	87.3	99.7	81.8	360.4

EBITDA	$101.8	$97.0	$110.8	$90.9	$400.5
Less:
Depreciation and amortization	(17.6)	(17.6)	(17.5)	(17.6)	(70.3)
Net interest and other financial costs	(0.4)	(0.4)	(0.4)	(1.1)	(2.3)
Provision for income taxes	(0.4)	(0.4)	(0.3)	(0.3)	(1.4)

Net income	$83.4	$78.6	$92.6	$71.9	$326.5

Estimated Adjusted Current Earnings for the Twelve Months Ending June 30, 2015

Set forth below is a statement of estimated adjusted current earnings that reflects a forecast of our ability to generate sufficient cash to make the minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2015, based on assumptions we believe to be reasonable. These assumptions include adjustments giving effect to this offering. We are not required by our partnership agreement or otherwise to calculate our actual distributions using the methodology set forth below.

Our estimated adjusted current earnings reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. The assumptions disclosed under “—Assumptions and Considerations” below are those that we believe are significant to our ability to generate such estimated adjusted current earnings. We believe our actual results of operations for the twelve months ending June 30, 2015 will be sufficient to generate our estimated adjusted current earnings for such period; however, we can give you no assurance that such estimated adjusted current earnings will be actually achieved. There will likely be differences between our estimated adjusted current earnings for the twelve months ending June 30, 2015 and our actual results for such period and those differences could be material. If we fail to generate the estimated adjusted current earnings for the twelve months ending June 30, 2015, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at any rate.

We do not as a matter of course make public projections as to future operations, earnings or other results. However, management has prepared the estimated adjusted current earnings and assumptions set forth below to substantiate our belief that we will have sufficient earnings to make the minimum quarterly distribution to our unitholders for the twelve months ending June 30, 2015. This prospective financial information was not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the estimated adjusted current earnings necessary for us to pay the full minimum quarterly distribution to all of our unitholders for the twelve months ending June 30, 2015. However, this information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this offering document has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering the estimated adjusted current earnings set forth below you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from those supporting such estimated adjusted current earnings. Accordingly, there can be no assurance that the forecast is indicative of our future performance. Inclusion of the forecast in this prospectus is not a representation by any person, including us or the underwriters, that the results in the forecast will be achieved.

We are providing the estimated adjusted current earnings and related assumptions for the twelve months ending June 30, 2015 to supplement our unaudited pro forma and historical combined carve-out financial statements in support of our belief that we will have sufficient earnings to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the 12-month period ending June 30, 2015 at our stated minimum quarterly distribution rate. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made for the preparation of the estimated adjusted current earnings set forth below. The narrative descriptions of our assumptions in “—Assumptions and Considerations” generally compare our estimated adjusted current earnings for the twelve months ending June 30, 2015 with the unaudited pro forma adjusted current earnings for the year ended December 31, 2013 and for the twelve months ended March 31, 2014 presented under “—Unaudited Pro Forma Adjusted Current Earnings for the Year Ended December 31, 2013 and for the Twelve Months Ended March 31, 2014.”

Westlake Chemical Partners LP

Estimated Adjusted Current Earnings

	Forecast
	Three Months Ending				Twelve Months Ending June 30, 2015
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
	(in millions)
Net ethylene sales to Westlake(1)	$218.7	$215.1	$206.4	$206.7	$846.9
Net co-product and ethylene sales to third parties	72.0	73.6	75.4	78.4	299.4

Revenue	$290.7	$288.7	$281.8	$285.1	$1,146.3
Operating costs and expenses
Cost of sales, excluding depreciation and amortization	173.0	171.7	167.3	168.8	680.8
Depreciation and amortization	19.7	19.7	20.5	20.5	80.4
Selling, general and administrative expenses(2)	4.9	4.9	5.1	5.1	20.0

Total operating costs and expenses	$197.6	$196.3	$192.9	$194.4	$781.2

Income from operations	93.1	92.4	88.9	90.7	365.1
Net interest and other financial costs(3)	(2.3)	(2.5)	(2.6)	(2.7)	(10.1)
Provision for income taxes(4)	(0.4)	(0.4)	(0.4)	(0.4)	(1.6)

Net income	$90.4	$89.5	$85.9	$87.6	$353.4

Add:
Depreciation and amortization	19.7	19.7	20.5	20.5	80.4
Less:
Maintenance capital expenditures	(19.2)	(23.2)	(13.1)	(13.2)	(68.7)
Contribution to turnaround reserves	(7.3)	(7.2)	(7.4)	(7.4)	(29.3)

Estimated adjusted current earnings	$83.6	$78.8	$86.6	$87.4	$335.8
Less:
Estimated adjusted current earnings attributable to noncontrolling interest in OpCo(5)	(75.9)	(71.6)	(78.1)	(79.3)	(304.9)

Estimated adjusted current earnings for Westlake Chemical Partners LP(6)	$7.7	$7.2	$7.9	$8.1	$30.9
Distributions to public common unitholders(7)	3.1	3.1	3.1	3.1	12.4
Distributions to Westlake (common and subordinated units)(7)	3.9	3.9	3.9	3.9	15.5
Aggregate Minimum Quarterly Distribution(7)	7.0	7.0	7.0	7.0	27.9

Excess of adjusted current earnings over aggregate Minimum Quarterly Distribution(7)	$0.7	$0.2	$0.9	$1.1	$3.0

Other Data:
EBITDA(8)	$112.8	$112.1	$109.4	$111.2	$445.5
EBITDA attributable to Westlake Chemical Partners LP(8)	$10.6	$10.5	$10.3	$10.4	$41.8

(1)	Inclusive of net sales to Westlake (after giving effect to the reduction for proceeds from the sale of associated co-products) in accordance with the Ethylene Sales Agreement as well as fees paid by Westlake for transportation on the Longview Pipeline.
(2)	Includes $3.0 million of estimated incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership. The incremental general and administrative expenses will be paid by us and not by OpCo.
(3)	Includes, on a 100% basis: interest expense attributable to OpCo’s intercompany borrowings with Westlake; interest income on approximately $55.4 million of the net proceeds from this offering that OpCo will retain to fund future turnaround expenses.
(4)	Includes the estimated provision for state margin tax.
(5)	Estimated adjusted current earnings attributable to noncontrolling interest in OpCo reflects Westlake’s 90% limited partner interest in OpCo.

(6)	Our partnership agreement provides that any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Cash distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering equals the operating surplus from the closing of this offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus. We believe that estimated adjusted current earnings is substantially equivalent to estimated operating surplus generated during the periods shown in the table. For more information, please see “How We Make Distributions to Our Partners—Operating Surplus and Capital Surplus.”
(7)	Totals may not sum due to rounding.
(8)	For a definition of EBITDA, please read “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure.” The following table presents a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP, on a forecast basis for the twelve months ending June 30, 2015.

	Forecast
	Three Months Ending				Twelve Months Ending June 30, 2015
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
	(in millions)
EBITDA attributable to Westlake Chemical Partners LP	$10.6	$10.5	$10.3	$10.4	$41.8
Add:
EBITDA attributable to noncontrolling interest in OpCo	102.2	101.6	99.1	100.8	403.7

EBITDA	$112.8	$112.1	$109.4	$111.2	$445.5
Less:
Depreciation and amortization	(19.7)	(19.7)	(20.5)	(20.5)	(80.4)
Net interest and other financial costs	(2.3)	(2.5)	(2.6)	(2.7)	(10.1)
Provision for income taxes	(0.4)	(0.4)	(0.4)	(0.4)	(1.6)

Net income	$90.4	$89.5	$85.9	$87.6	$353.4

Assumptions and Considerations

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Assumptions and Considerations

We have assumed that our actual production will equal our planned production, such that Westlake will be committed to purchase 95% of our actual production and Westlake’s option to purchase up to 95% of our actual production in excess of planned production will not be applicable. As discussed in this prospectus, a substantial majority of our revenues and expenses will be determined by the Ethylene Sales Agreement and the Feedstock Supply Agreement that were not in place during the historical periods, and accordingly, our forecasted results are not directly comparable with historical periods. While the price of feedstock and natural gas that OpCo pays will also fluctuate, it is automatically adjusted in the price per pound of ethylene charged to Westlake under the Ethylene Sales Agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Total Operating Revenues

Production Capacity

The following table compares the forecasted annual production capacity at our ethylene production facilities at June 30, 2015 with annual production capacity at December 31, 2013 and March 31, 2014:

	Ethylene Facility Production Capacity
Ethylene Facility	December 31, 2013	March 31, 2014	June 30, 2015
	(in millions of pounds)
Lake Charles Olefins	2,740	2,740	2,740
Calvert City Olefins	450	450	630

The increase in the aggregate production capacity at our ethylene production facilities for the twelve months ending June 30, 2015 compared to the year ended December 31, 2013 and the twelve months ended March 31, 2014 reflects a capital expansion project recently completed at Calvert City Olefins that increased the capacity of that facility by 40%.

Under the terms of the Ethylene Sales Agreement, Westlake will be obligated to purchase 95% of our planned ethylene production for the twelve months ending June 30, 2015 and would have been obligated to purchase 95% of our ethylene production in the year ended December 31, 2013 and the twelve months ended March 31, 2014. We have assumed that the remaining 5% of planned production will be sold to third parties for the twelve month period ending June 30, 2015.

Revenues

We estimate that OpCo will generate total revenue of $1,146.3 million for the twelve months ending June 30, 2015, compared with pro forma total revenue of $1,198.8 million and $1,320.5 million for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively.

We expect approximately $846.9 million, or 74%, of our total forecasted revenues to be pursuant to the Ethylene Sales Agreement with Westlake and revenues generated by operations on the Longview Pipeline. We expect that approximately $299.4 million, or 26%, of our total forecasted revenues to be generated by sales to third parties. Third party revenues consist of sales of ethylene and co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen.

Third party ethylene sales are forecasted based on a market price that is expected during the forecast period. We estimate that the operating margin generated by such ethylene sales will be $45.3 million. This value is derived from estimated ethylene sales prices and feedstock costs as published by Wood Mackenzie, natural gas prices as derived from the futures price of natural gas delivered to the Gulf Coast and our forecast of other costs of sales.

We expect to generate approximately $219.2 million, or 19%, of our total forecasted revenues from sales of co-products produced in conjunction with our production of ethylene. Of this amount, approximately $208.0 million, or 95%, of the co-product sales will be credited against the purchase price for ethylene purchased by Westlake in accordance with the terms of the Ethylene Sales Agreement.

Our forecasted revenues have been determined by reference to historical production capacity utilization at our ethylene production facilities and historical throughput on the Longview Pipeline. Variances between actual revenues during the forecast period and forecasted revenues will be driven by differences between actual feedstock costs and forecasted feedstock costs, changes in uncommitted volumes from third parties and changes in the market prices of ethylene and co-products sold to third parties.

Under the Ethylene Sales Agreement, one of the major components of the fee (and thus our revenue) will be our actual feedstock costs. Because we forecast that our feedstock costs will decrease (as described below under “—Cost of Sales”), we forecast our revenue to decrease. However, because our gross margin per pound is generally fixed under the Ethylene Sales Agreement and we forecast increased production capacity (as described below under “—Production Capacity”), our net income is expected to increase.

We estimate that our revenues for the forecast period will decrease by approximately $52.5 million and $174.2 million as compared to pro forma revenues for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively. Given the generally fixed nature of our margin under the Ethylene Sales Agreement, our lower revenues, for both periods, are primarily due to lower feedstock costs offset by increased volume at Calvert City Olefins.

The following table compares forecasted revenues to historical pro forma revenues:

	Year Ended December 31, 2013	Twelve Months Ended March 31, 2014	Twelve Months Ending June 30, 2015
	(in millions of dollars)	(in millions of dollars)	(in millions of dollars)
Sales to Westlake	$835.1	$935.4	$846.9
Sales to Third Parties	$363.7	$385.1	$299.4

Cost of Sales

Our costs of sales include feedstock costs, natural gas, variable and fixed conversion costs, repairs and maintenance expenses, transportation and distribution expenses and depreciation expense. We estimate that we will incur costs of sales, including depreciation, of approximately $761.2 million for the twelve months ending June 30, 2015 compared to $880.4 million and $969.4 million for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively, both on a pro forma basis. This decrease in forecasted operating expenses, for both periods, is primarily due to lower feedstock cost driven by a change in feedstock from propane to ethane at Calvert City Olefins. Historically, feedstock and natural gas costs have accounted for the majority of our total cost of sales, and as a result we expect approximately 71% of our total cost of sales for the twelve months ending June 30, 2015 to be attributable to feedstock and natural gas costs. For the volumes sold under the Ethylene Sales Agreement to Westlake, all fluctuations in feedstock and natural gas costs are automatically reflected in the purchase price paid to us by Westlake.

Selling, General and Administrative Expenses

We estimate that our selling, general and administrative expenses will be approximately $20.0 million for the twelve months ending June 30, 2015 compared to $18.9 million and $20.7 million for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively, both on a pro forma basis. For the twelve months ending June 30, 2015, our forecasted selling, general and administrative expenses consist of:

•

Approximately $17.0 million of selling, general and administrative expenses that will be charged to us by Westlake. These expenses primarily relate to information technology, human resources and other financial and administrative services that will be provided to us by Westlake, as well as our allocated share of insurance costs associated with covering our operations under Westlake’s corporate property, casualty, pollution and general liability policies. We will pay Westlake for our allocated share of these expenses on the basis of costs actually incurred by Westlake in providing these services to us. We will also reimburse Westlake for any direct charges incurred on our behalf; and

•

Approximately $3.0 million of additional costs of being a separate publicly traded limited partnership, which includes costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

Capital Expenditures

We maintain an ongoing program of continually investing in our business. Our expenditures include ongoing expenditures required to maintain current capacity as well as expansion projects that increase capacity or allow us to operate more efficiently. We estimate that total capital expenditures for OpCo for the twelve months ending June 30, 2015 will be $208.9 million, compared to $223.1 million and $209.4 million for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively, on a pro forma basis. Our estimate is based on the following assumptions:

•

Maintenance Capital Expenditures. We estimate total maintenance capital expenditures to be $68.7 million for the twelve months ending June 30, 2015 (excluding any cash reserves for future turnaround expenses as described below). This compares to $40.5 million and $44.1 million for maintenance capital expenditures for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively, on a pro forma basis. We estimate this increase, for both periods, will be due to maintenance projects being performed ahead of a turnaround and a major expansion project at Lake Charles Olefins.

•

Expansion Capital Expenditures. We estimate expansion capital expenditures to be $140.2 million for the twelve months ending June 30, 2015, as compared to $182.6 million and $165.3 million for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively. The expansion capital expenditures during the 12-months ending June 30, 2015 represent expenditures for the Lake Charles Olefins Petro 1 expansion, which we expect will be completed in late 2015 or early 2016. We intend to finance these expansion capital expenditures with borrowings of $140.2 million by OpCo from Westlake.

Turnaround

As part of our ongoing activities to maintain current capacity, the ethylene production facilities periodically undergo planned major maintenance activities, also known as turnarounds. We intend to reserve a portion of our annual sales to fund these costs as they are incurred. We estimate that turnaround reserves will be $29.3 million for the twelve months ending June 30, 2015. This compares to a turnaround reserve of $29.0 million and $30.5 million for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively, on a pro forma basis.

For accounting purposes, we defer turnaround costs and recognize those costs as an expense over the estimated useful life of those capital expenditures, typically until the next expected turnaround project. For the year ended December 31, 2013, we deferred costs of $59.1 million in connection with a turnaround at Petro 2. We did not defer any turnaround costs for the twelve months ended March 31, 2014. For the twelve months ending June 30, 2015, we expect to defer costs of $9.1 million associated with a turnaround at Petro 1.

Depreciation Expense

We estimate that OpCo’s depreciation will be approximately $80.4 million for the twelve months ending June 30, 2015, as compared to pro forma depreciation of approximately $70.3 million for both the year ended December 31, 2013 and the twelve months ended March 31, 2014. Estimated depreciation expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. Depreciation is expected to increase during the forecast period primarily due to depreciation related to capital expansion projects and maintenance capital expenditures related to our ethylene production facilities.

Financing

We estimate that net interest and other financial costs of OpCo will be approximately $10.1 million for the twelve months ending June 30, 2015, as compared to $1.6 million and $2.3 million pro forma net interest and other financial costs for the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively. This increase, for both periods, is primarily due to a higher average debt balance during the forecast period related to the financing of forecast capital expenditures. Our forecasted net interest and other financial costs for the twelve months ending June 30, 2015 are based on interest expense of $10.4 million calculated on an assumed average debt level of $263.1 million comprised of funds drawn on OpCo’s $600.0 million revolving intercompany line of credit from Westlake to fund expansion capital expenditures, offset by $0.3 million in interest income on the approximately $65.5 million turnaround reserve to fund future estimated capital expenditures of OpCo.

Regulatory, Industry and Economic Factors

Our forecast of adjusted current earnings for the twelve months ending June 30, 2015 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

Westlake will not default under either the Ethylene Sales Agreement or the Feedstock Supply Agreement or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the industries in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Westlake’s downstream facilities;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the petrochemicals industry or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we intend to make a minimum quarterly distribution of $0.2750 per unit, or $1.10 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through September 30, 2014.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see “—Distributions From Capital Surplus.” In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries that are not wholly owned, such as OpCo.

Operating Surplus

We define operating surplus as:

•	$28.0 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed, with respect to such period, shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Operating surplus is not limited to cash generated by our operations. For example, it includes a basket of $28.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the 12-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (ii) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer and director compensation, repayment of working capital borrowings, interest on indebtedness and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights);

•	repurchases of equity interests except to fund obligations under employee benefit plans; or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests;

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those cash expenditures made to maintain our long-term operating capacity or net income. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, to the extent such expenditures are made to maintain our long-term operating capacity or net income. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or net income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, development of a new facility or the expansion of an existing facility, to the extent such expenditures are expected to expand our long-term operating capacity or net income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures will largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other cash expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ends on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.2750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2017, if each of the following has occurred:

•

for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding in each quarter in each period;

•

for the same three consecutive, non-overlapping four-quarter periods, the “adjusted operating surplus” (as described below) equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after the closing of this offering through September 30, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2015, if each of the following has occurred:

•

for the four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of common units and subordinated units outstanding in each quarter in the period;

•

for the same four-quarter period, the “adjusted operating surplus” equaled or exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Conversion Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause during the subordination period, the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; less

•	any expenditures that are not operating expenditures solely because of the provision described in the last bullet point describing operating expenditures above; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Any amount of the purchase price payable by Westlake under the Ethylene Supply Agreement on account of prior year operating costs in excess of the budgeted amount or actual production below the planned production will be operating surplus in the quarter in which such amounts are actually received. An estimated, prorated amount of such payments, however, shall be included in adjusted operating surplus by our general partner in the manner generally described below. As described elsewhere in this prospectus, if OpCo’s actual operating costs in any given year exceed the estimated amount upon which the purchase price is based, or OpCo’s actual production is below the production amount upon which the per unit operating cost is based, the purchase price payable for the following year will be increased by the amount of the excess. The recovery of any shortfall in payment of the portion of OpCo’s operating costs associated with the percentage of its production capacity purchased by Westlake under the Ethylene Supply Agreement should thus be settled in the year following the calendar year to which such shortfall relates. In order to accommodate the rolling four-quarter test associated with expiration of the subordination period (relative to any after the period payment associated with a shortfall), to the extent that the actual operating costs in a particular quarter or quarters are greater than the budgeted amount for such period, or actual production is below the production amount upon which the per unit operating cost is based, our general partner shall add to adjusted operating surplus for such period an amount equal to the resulting shortfall. With respect to a quarter in which recovery of any shortfall actually occurs, adjusted operating surplus shall be reduced by an amount equal to the amount of the recovery.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter ending before the end of the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•

first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter ending after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Westlake currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $0.3163 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.3438 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4125 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions
		Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $0.2750	100.0%	0%
First Target Distribution	above $0.2750 up to $0.3163	100.0%	0%
Second Target Distribution	above $0.3163 up to $0.3438	85.0%	15.0%
Third Target Distribution	above $0.3438 up to $0.4125	75.0%	25.0%
Thereafter	above $0.4125	50.0%	50.0%

IDR Holders’ Right to Reset Incentive Distribution Levels

Westlake, as the initial holder of our incentive distribution rights, has the right after we have made the third target distribution for four consecutive quarters to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If Westlake transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that Westlake holds all of the incentive distribution rights at the time that a reset election is made.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding common units and the percentage interest of the incentive distribution rights above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. Westlake could exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by Westlake of incentive distribution payments based on the target cash distributions prior to the reset, Westlake will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit for that quarter equal to 115.0% of the reset minimum quarterly distribution;

•

second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 125.0% of the reset minimum quarterly distribution;

•

third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (i) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.4500.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.2750	100.0%	—	up to $0.4500(1)
First Target Distribution	above $0.2750 up to $0.3163	100.0%	—	above $0.4500 up to $0.5175(2)
Second Target Distribution	above $0.3163 up to $0.3438	85.0%	15.0%	above $0.5175 up to $0.5625(3)
Third Target Distribution	above $0.3438 up to $0.4125	75.0%	25.0%	above $0.5625 up to $0.6750(4)
Thereafter	above $0.4125	50.0%	50.0%	above $0.6750

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 25,372,230 common units outstanding and the distribution to each common unit would be $0.4500 for the quarter prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of Incentive Distribution Rights Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.2750	$6,977,363	$—	$6,977,383
First Target Distribution	above $0.2750 up to $0.3163	1,047,873	—	1,047,873
Second Target Distribution	above $0.3163 up to $0.3438	697,736	123,130	820,866
Third Target Distribution	above $0.3438 up to $0.4125	1,743,072	581,024	2,324,096
Thereafter	above $0.4125	951,459	951,459	1,902,917

		$11,417,504	$1,655,613	$13,073,116

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 29,051,369 common units outstanding and the distribution to each common unit would be $0.4500. The number of common units to be issued upon the reset was calculated by dividing (i) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $1,655,613, by (ii) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.4500.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of Incentive Distribution Rights After Reset
			Common Units(1)	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	up to $0.4500	$11,417,504	$1,655,613	$—	$1,655,613	$13,073,116
First Target Distribution	above $0.4500 up to $0.5175	—	—	—	—	—
Second Target Distribution	above $0.5175 up to $0.5625	—	—	—	—	—
Third Target Distribution	above $0.5625 up to $0.6750	—	—	—	—	—
Thereafter	above $0.6750	—	—	—	—	—

		$11,417,504	$1,655,613	$—	$1,655,613	$13,073,116

(1)	Represents distributions in respect of the common units issued upon the reset.

The holders of incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for Westlake to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (i) cash for that quarter, plus (ii) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, and cash may be distributed to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holders of our incentive distribution rights based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED CARVE-OUT FINANCIAL AND OPERATING DATA

We were formed on March 14, 2014 and have had no operations since formation. Therefore, our historical financial data is not included in the following table. The following table shows selected historical combined carve-out financial data of the predecessor of Westlake Chemical Partners LP (the “Predecessor”). The following table also shows the unaudited selected pro forma combined carve-out financial data of the Partnership for the periods and as of the dates indicated. The selected historical combined carve-out balance sheet data presented as of December 31, 2013 and 2012 and the statement of operations data for the years ended December 31, 2013, 2012, and 2011 are derived from the audited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus. The selected historical combined carve-out balance sheet data presented as of March 31, 2013 and December 31, 2011, 2010 and 2009 and the statement of operations data for the years ended December 31, 2010 and 2009 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are not included in this prospectus. The selected historical combined carve-out balance sheet presented as of March 31, 2014 and the statement of operations data for the three months ended March 31, 2014 and 2013 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus.

The historical combined carve-out financial statements of our Predecessor reflect Westlake’s entire ethylene business, including, but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities. Our assets on the closing date of the offering will consist only of our 10% limited partner interest in OpCo. OpCo’s assets will consist of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline. OpCo’s financial results will be consolidated into ours for financial reporting purposes. The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. The following table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma combined carve-out financial data presented in the following table as of March 31, 2014 and for the three months ended March 31, 2014 and the year ended December 31, 2013, are derived from the unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus. The unaudited pro forma combined carve-out balance sheet assumes the offering and the related transactions occurred as of March 31, 2014, and the unaudited pro forma combined carve-out statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, assumes the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined carve-out financial statements give effect to, the following:

•	Westlake’s contribution to OpCo of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

•

the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to Westlake of 1,436,115 common units, 12,868,115 subordinated units and the incentive distribution rights;

•

the consummation of this offering and our issuance of 11,250,000 common units to the public at an initial offering price of $24.00 per unit and the use of proceeds therefrom as described under “Use of Proceeds”; and

•	OpCo’s execution of the Ethylene Sales Agreement, omnibus agreement and services and secondment agreement with Westlake.

The unaudited pro forma combined carve-out financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	Westlake Chemical Partners LP Predecessor Historical							Westlake Chemical Partners LP Pro Forma
	Three Months Ended March 31,		Year Ended December 31,					Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Combined Carve-out Statement of Operations Data:
Total net sales	$560,014	$500,917	$2,127,747	$2,249,098	$2,251,043	$1,837,516	$1,118,582	$333,346	$1,198,805
Gross profit (loss)	232,314	190,010	872,607	635,652	409,098	309,717	(292)	79,592	318,464
Selling, general and administrative expenses	7,778	6,171	25,451	24,103	24,312	18,649	15,799	6,252	18,942

Income (loss) from operations	224,536	183,839	847,156	611,549	384,786	291,068	(16,091)	73,340	299,522
Interest expense—Westlake	(3,591)	(950)	(8,032)	(8,937)	(8,947)	(8,939)	(9,001)	(1,130)	(1,626)
Other income (expense), net	1,252	4,045	7,701	4,186	2,804	524	469	(12)	(168)

Income (loss) before income taxes	222,197	186,934	846,825	606,798	378,643	282,653	(24,623)	72,198	297,728
Provision for (benefit from) income taxes	78,323	66,209	300,279	210,878	131,670	98,658	(10,162)	331	1,316

Net income (loss)	$143,874	$120,725	$546,546	$395,920	$246,973	$183,995	$(14,461)	$71,867	$296,412

Net income attributable to Westlake Chemical Partners LP								$7,187	$29,641
Limited partners’ interest in net income attributable to Westlake Chemical Partners LP
Common units								$3,594	$14,821
Subordinated units								$3,593	$14,820
Net income per limited partner unit (basic and diluted):
Common units								$0.28	$1.17
Subordinated units								$0.28	$1.17
Combined Carve-out Balance Sheet Data (end of period):
Working capital	$21,376	$(34,610)	$43,642	$40,336	$90,420	$68,348	$58,807	$61,434
Total assets	1,020,402	916,271	1,041,474	834,843	800,376	720,636	722,443	862,897
Total debt	302,357	83,398	252,973	253,000	253,000	253,000	253,000	122,049
Net investment/Partners’ capital	407,093	467,692	455,432	273,812	216,705	166,811	175,620	739,203
Combined Carve-out Cash Flow Data:
Cash flow from:
Operating activities	$197,886	$162,991	$602,509	$496,821	$268,716	$215,110	$12,030
Investing activities	(51,714)	(65,730)	(230,050)	(158,008)	(71,637)	(22,306)	(40,878)
Financing activities	(146,172)	(97,261)	(372,459)	(338,813)	(197,079)	(192,804)	28,848

Other Data:
Depreciation and amortization	$19,014	$16,035	$73,463	$64,257	$57,193	$56,118	$52,022
Capital expenditures	51,305	65,051	223,130	158,440	73,681	19,955	33,872
EBITDA(1)	244,802	203,919	928,320	679,992	444,783	347,710	36,400	$90,902	$369,609
EBITDA attributable to Westlake Chemical Partners LP								$9,090	$36,961

(1)	For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. EBITDA is not a measure made in accordance with GAAP. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, lenders and rating agencies, to assess:

•	our operating performance as compared to that of other publicly traded partnerships, without regard to historical cost basis or capital structure;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and cash flow from operating activities. EBITDA should not be considered as an alternative to GAAP net income or cash flow from operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flow from operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and cash flow from operating activities, on a historical basis.

	Westlake Chemical Partners LP Predecessor Historical							Westlake Chemical Partners LP Pro Forma
	Three Months Ended March 31,		Year Ended December 31,					Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Reconciliation of EBITDA and Pro Forma EBITDA to net income and cash flow from operating activities
EBITDA attributable to Westlake Chemical Partners LP								$9,090	$36,961
Add: EBITDA attributable to noncontrolling interest in OpCo								81,812	332,648
EBITDA	$244,802	$203,919	$928,320	$679,992	$444,783	$347,710	$36,400	90,902	369,609
Less:
(Provision for) benefit from income taxes	(78,323)	(66,209)	(300,279)	(210,878)	(131,670)	(98,658)	10,162	(331)	(1,316)
Interest expense	(3,591)	(950)	(8,032)	(8,937)	(8,947)	(8,939)	(9,001)	(1,130)	(1,626)
Depreciation and amortization	(19,014)	(16,035)	(73,463)	(64,257)	(57,193)	(56,118)	(52,022)	(17,574)	(70,255)

Net income (loss)	$143,874	$120,725	$546,546	$395,920	$246,973	$183,995	$(14,461)	$71,867	$296,412

Changes in operating assets and liabilities, and other	50,380	33,369	16,562	105,804	22,907	35,000	17,825
Equity in loss (income) of joint venture, net of dividends	72	(389)	402	277	(364)	(548)	—
Deferred income taxes	3,267	8,104	37,054	(8,096)	(1,859)	(3,531)	5,720
Loss from disposition of fixed assets	353	1,438	1,905	2,834	30	194	2,307
(Recovery of) provision for doubtful accounts	(60)	(256)	40	82	1,029	—	639

Cash flow from operating activities	$197,886	$162,991	$602,509	$496,821	$268,716	$215,110	$12,030

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of the predecessor of Westlake Chemical Partners LP (our “Predecessor”) in conjunction with the historical combined carve-out financial statements and notes of Westlake Chemical Partners LP Predecessor and the unaudited pro forma combined carve-out financial statements for Westlake Chemical Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined carve-out financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. At the consummation of this offering, we will own a 10% limited partner interest and the general partner interest in Westlake Chemical OpCo LP (“OpCo”), a limited partnership formed by Westlake Chemical Corporation (“Westlake”) and us in anticipation of our initial public offering to own and operate an ethylene production and transportation business. We will control OpCo through our ownership of its general partner. Westlake will own the remaining 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights. The initial assets contributed by Westlake to OpCo will consist of three ethylene production facilities with an aggregate annual combined production capacity of approximately 3.4 billion pounds of ethylene and a 200-mile common carrier ethylene pipeline used to transport ethylene from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview polyethylene (“PE”) production facility.

OpCo’s assets are integral to Westlake’s manufacturing and marketing operations in Lake Charles, Louisiana and Calvert City, Kentucky. OpCo’s initial assets and operations are organized as one reportable segment and consist of the following:

•

Lake Charles Olefins Production Facilities. Two ethylene production facilities located in Lake Charles, Louisiana (“Petro 1” and “Petro 2,” and, collectively, “Lake Charles Olefins”), with a combined production capacity of approximately 2.7 billion pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PE and polyvinyl chloride (“PVC”).

•

Calvert City Olefins Production Facility. An ethylene production facility located in Calvert City, Kentucky (“Calvert City Olefins”), with a production capacity of approximately 630 million pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PVC.

•

Longview Pipeline. A 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility (the “Longview Pipeline”).

How We Will Generate Revenue

We will generate revenue primarily by selling our ethylene production and resulting co-products and, to a lesser extent, by charging a tariff for transporting ethylene through the Longview Pipeline. At the closing of this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo’s planned ethylene production each year, subject to a maximum of 3.8 billion pounds per year, and pursuant to which we will generate the substantial majority of our revenue (the “Ethylene Sales Agreement”). We believe this agreement, which will be a long-term, fee-based agreement with a minimum purchase commitment, and variable pricing equal to OpCo’s actual feedstock and natural gas costs and estimated other costs of producing ethylene, plus a fixed margin per pound of $0.10 less revenue from co-product sales, will promote stable and predictable cash flows. We expect Westlake will take volumes in excess of the minimum commitment under the Ethylene Sales Agreement if we produce more than our planned production. We expect to sell ethylene production in excess of volumes sold to Westlake, as well as all co-products resulting from the ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen, directly to third-parties on either a spot or contract basis. Net proceeds (after transportation and other costs) from the sales of co-products that result from the production of ethylene purchased by Westlake will be netted against the ethylene price charged to Westlake under the Ethylene Sales Agreement thereby substantially reducing our exposure to fluctuations in the market prices of these co-products. Historically, third party ethylene and associated co-product sales have generated greater than 25% of our total revenues. See “Business—Ethylene Sales Agreement.”

How We Will Source Feedstock

OpCo will enter into a 12-year feedstock supply agreement with Westlake Petrochemicals LLC, a wholly owned subsidiary of Westlake, under which Westlake Petrochemicals LLC will supply OpCo with ethane and other feedstocks that OpCo will use to produce ethylene under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”). See “Business—Feedstock Supply Agreement.” We expect that OpCo will also purchase the ethane and other feedstocks to produce ethylene and resulting co-products to sell to unrelated third parties from Westlake Petrochemicals LLC.

Under the terms of the Feedstock Supply Agreement, OpCo’s purchase price for ethane and other feedstocks will be Westlake Petrochemicals LLC’s cost to purchase and deliver the ethane and other feedstocks to Lake Charles Olefins and Calvert City Olefins. The Feedstock Supply Agreement will only terminate in the event of a termination of the Ethylene Sales Agreement.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) production volumes, (ii) operating and maintenance expenses, including turnaround costs and (iii) EBITDA.

Production Volumes

The amount of profit we generate primarily depends on the volumes of ethylene and resulting co-products we are able to produce at Calvert City Olefins and Lake Charles Olefins. Although Westlake has committed to minimum volumes under the Ethylene Sales Agreement described above, our results of operations will be impacted by our ability to:

•	produce sufficient volumes of ethylene to meet our commitments under the Ethylene Sales Agreement or recover our estimated costs through the pricing provisions of the Ethylene Sales Agreement;

•	seek to contract with third parties for the remaining uncommitted ethylene production capacity;

•	add or increase capacity at our existing ethylene production facilities, or add additional production capacity via organic expansion projects and acquisitions; and

•	achieve or exceed the specified yield factors for natural gas, ethane and other feedstock under the Ethylene Sales Agreement.

Operating Expenses and Maintenance Capital Expenditures

Our management seeks to maximize the profitability of our operations by effectively managing operating expenses, maintenance capital expenditures and turnaround costs. Our operating expenses are comprised primarily of feedstock costs and natural gas, labor expenses (including contractor services), utility costs and repair and maintenance expenses. With the exception of feedstock and utilities related expenses, operating expenses generally remain relatively stable across broad ranges of production volume but can fluctuate from period to period depending on the mix of activities, particularly maintenance and turnaround activities, performed during that period. Our maintenance capital expenditures and turnaround costs are comprised primarily of maintenance of our ethylene production facilities and the amortization of capitalized turnaround costs.

In addition to our operating expenses, our management seeks to effectively manage our maintenance capital expenditures, including turnaround costs. These capital expenditures relate to the maintenance and integrity of our facilities. We capitalize the costs of major maintenance activities, or turnarounds, and amortize the costs over the period until the next planned turnaround of the affected unit.

Operating expenses, maintenance capital expenditures and turnaround costs, are built into the price per pound of ethylene charged to Westlake under the Ethylene Sales Agreement. Because the expenses other than feedstock costs and natural gas are based on forecasted amounts and remain a fixed component of the price per pound of ethylene sold under the Ethylene Sales Agreement for any given 12-month period, our ability to manage operating and maintenance expenses, including turnaround costs, directly affects our profitability and cash flows. We will seek to manage our operating and maintenance expenses on our ethylene production facilities by scheduling maintenance and turnaround over time to avoid significant variability in our operating margins and minimize the impact on our cash flows, without compromising our commitment to safety and environmental stewardship. In addition, we will reserve cash on an annual basis from what we would otherwise distribute to minimize the impact of turnaround costs in the year of incurrence.

The price of feedstock and natural gas will fluctuate with volatility in the referenced commodity prices. Nevertheless, while the price of feedstock and natural gas that we pay will also fluctuate, it is automatically adjusted in the price per pound of ethylene charged to Westlake under the Ethylene Sales Agreement. Accordingly, we will not be subject to significant market price risk related to feedstock and natural gas purchases for the ethylene volume sold to Westlake under the Ethylene Sales Agreement.

EBITDA and Adjusted Current Earnings

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization.

Although we have not quantified adjusted current earnings on a historical basis, after the closing of this offering we intend to use adjusted current earnings, which we expect we will define as net income plus depreciation and amortization, less contributions for turnaround reserves and maintenance capital expenditures, to analyze our performance.

EBITDA is not a measure made in accordance with GAAP. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, lenders and rating agencies, to assess:

•	our operating performance as compared to that of other publicly traded partnerships, without regard to historical cost basis or capital structure;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measurements most directly comparable to EBITDA are net income and cash flow from operating activities. EBITDA should not be considered as an alternative to GAAP net income or cash flow from operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flow from operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a further discussion of the non-GAAP financial measure of EBITDA, and a reconciliation of EBITDA to its most comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations will not be comparable to the historical results of operations for the reasons described below:

Revenue

Ethylene, co-products and excess feedstock sales

There are differences in the way our Predecessor generated and recorded revenue and the way we will generate and record revenue from ethylene sales to Westlake. Our Predecessor generally recognized revenue for ethylene volume sold internally based on a transfer pricing formula intended to approximate the fair market value of the commodity. The substantial majority of our revenue from ethylene sales will be generated from sales of manufactured ethylene to Westlake under the Ethylene Sales Agreement. The Ethylene Sales Agreement contains minimum purchase commitments and pricing that is expected to generate a fixed margin per pound of $0.10. The price per pound of ethylene sold under the Ethylene Sales Agreement will be lower than historical prices charged by our Predecessor for ethylene consumed internally. As such, we expect a significant decrease in revenue from ethylene sales to Westlake for periods after this offering compared with our Predecessor’s historical revenue. Applying the provisions of the Ethylene Sales Agreement to historical 2013 volumes would result in an approximate 47.9% decrease in 2013 revenue from ethylene sales to Westlake.

Our Predecessor’s third party sales consisted of ethylene, feedstock and associated co-product sales. With respect to third party ethylene sales, our Predecessor also resold externally procured ethylene to third parties. Following the closing of this offering, the ethylene procurement and reselling activities of our Predecessor will remain with Westlake. In addition, our Predecessor’s net sales included revenue from sales to third parties of excess feedstock not used in the ethylene production process. Following the closing of this offering, we do not expect to generate revenues from the sales of excess feedstock to third parties as all of the Predecessor’s feedstock risk-management activities will remain with Westlake. Moreover, we expect to sell all of our co-product volume to third parties in a manner consistent with our Predecessor. As such, we do not expect changes to revenue related to the sale of co-products, as compared to our Predecessor’s historical revenue from co-product sales.

Expenses

Selling, general and administrative expenses

Our Predecessor’s selling, general and administrative expenses included direct and indirect charges for the management and operation of our ethylene and other transportation assets allocated by Westlake for general corporate services such as treasury, information technology, legal, corporate tax, human resources, executive compensation, other financial and administrative services, among others. These expenses were charged or allocated to our Predecessor based on the nature of the expense and our Predecessor’s proportionate share of fixed assets, headcount or other measure, as deemed appropriate. Following the closing of this offering, under the services and secondment agreement and omnibus agreement, Westlake will continue to charge us a combination of direct and allocated charges for similar general corporate services as those charged to our Predecessor for 2013, 2012 and 2011. For more information about fees and related services covered by these agreements, please read “Certain Relationships and Related Transactions.” We also expect to incur an additional $3.0 million of incremental annual general and administrative expenses as a result of being a separate publicly traded partnership. These incremental general and administrative expenses are not reflected in our Predecessor’s historical or our unaudited pro forma combined carve-out financial statements.

Factors Affecting Our Business

Supply and demand for ethylene and resulting co-products

We expect to generate the substantial majority of our revenue from the Ethylene Sales Agreement with Westlake. This contract is intended to promote cash flow stability and minimize our direct exposure to commodity price fluctuations in the following ways: (i) the cost-plus pricing structure of the Ethylene Sales Agreement is expected to generate a fixed margin per pound of $0.10, adjusting automatically for changes in feedstock costs; and (ii) the commitment under which Westlake will purchase 95% of the annual planned production, subject to a maximum commitment of 3.8 billion pounds of ethylene per year, with an option to purchase an additional 95% of actual monthly production in excess of the planned production. As a result, our direct exposure to commodity price risk should be limited to approximately 5% of our total ethylene production, which is that portion sold to third parties, as well as co-product sales.

We also have indirect exposure to commodity price fluctuations to the extent such fluctuations affect the ethylene consumption patterns of third-party purchasers. Demand for ethylene exhibits cyclical commodity characteristics as margins earned on ethylene derivative products are influenced by changes in the balance between supply and demand, the resulting operating rates and general economic activity. While we believe we have substantially mitigated our indirect exposure to commodity price fluctuations during the term of the Ethylene Sales Agreement through the minimum commitment and the cost-plus based pricing, our ability to execute our growth strategy in our areas of operation will depend, in part, on the demand for ethylene derivatives in the geographical areas served by our ethylene production facilities.

Results of Operations

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)	(unaudited)
	(in thousands of dollars)
Revenue
Net ethylene sales-Westlake	$383,927	$414,509	$1,603,043	$1,507,501	$1,638,338
Net co-product, ethylene and feedstock sales-third parties	176,087	86,408	524,704	741,597	612,705

Total net sales	560,014	500,917	2,127,747	2,249,098	2,251,043
Cost of sales	327,700	310,907	1,255,140	1,613,446	1,841,945

Gross profit	232,314	190,010	872,607	635,652	409,098
Selling, general and administrative expenses	7,778	6,171	25,451	24,103	24,312

Income from operations	224,536	183,839	847,156	611,549	384,786
Other income (expense)
Interest expense—Westlake	(3,591)	(950)	(8,032)	(8,937)	(8,947)
Other income, net(1)	1,252	4,045	7,701	4,186	2,804

Income before income taxes	222,197	186,934	846,825	606,798	378,643
Provision for income taxes	78,323	66,209	300,279	210,878	131,670

Net income	$143,874	$120,725	$546,546	$395,920	$246,973

EBITDA(2)	$244,802	$203,919	$928,320	$679,992	$444,783

(1)	Includes income from our Predecessor’s equity stake in a NGLs pipeline joint venture that will not be contributed to us in connection with this offering.
(2)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Carve-Out Financial and Operating Data—Non-GAAP Financial Measure.”

	Three Months Ended March 31,		Year Ended December 31,
	2014		2013		2012
	Average Sales Price	Volume	Average Sales Price	Volume	Average Sales Price	Volume
Product sales price and volume change from prior period	+1.2%	+10.6%	-1.3%	-4.1%	-15.1%	+15.0%

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
Average North American industry prices(1)
Ethane (cents/lb)	11.4	8.7	8.8	13.4	25.8
Propane (cents/lb)	30.8	20.4	23.7	23.7	34.7
Ethylene (cents/lb)(2)	53.5	63.7	56.7	57.1	56.1

(1)	Industry pricing data was obtained through Wood Mackenzie. We have not independently verified the data.
(2)	Represents average North American spot prices of ethylene over the period as reported by Wood Mackenzie.

Summary

For the quarter ended March 31, 2014, net income was $143.9 million on net sales of $560.0 million. This represents an increase in net income of $23.2 million as compared to the quarter ended March 31, 2013 net income of $120.7 million on net sales of $500.9 million. Net sales for the first quarter of 2014 increased by $59.1 million as compared to net sales for the first quarter of 2013, mainly due to higher sales volumes and sales prices for co-products, ethylene and feedstock sold to third-parties, partially offset by a decrease in the sales volumes and sales prices of ethylene sold to Westlake. Income from operations was $224.5 million for the first quarter of 2014 as compared to $183.8 million for the first quarter of 2013. Income from operations for the first quarter of 2014 benefited primarily from higher sales volumes of our major products, partially offset by an increase in feedstock and energy costs, as compared to the first quarter of 2013. The increase in first quarter 2014 income from operations as compared to the first quarter of 2013 was partially offset by the lost sales, lower production rates, unabsorbed fixed manufacturing costs and other costs associated with Calvert City Olefins’ feedstock conversion and expansion project.

For the year ended December 31, 2013, we had net income of $546.5 million on net sales of $2,127.7 million. This represents an increase in net income of $150.6 million from 2012 net income of $395.9 million on net sales of $2,249.1 million. Net sales for the year ended December 31, 2013 decreased $121.4 million to $2,127.7 million compared to net sales for 2012 of $2,249.1 million, primarily due to lower feedstock sales volume and lower average sales prices for our major products. Income from operations was $847.2 million for the year ended December 31, 2013 as compared to $611.5 million for 2012, an increase of $235.7 million. Income from operations benefited mainly from higher overall margins, predominantly due to a significant decrease in feedstock costs as average industry ethane prices decreased 34.3% in 2013 as compared to 2012, partially offset by a decrease of 1.3% in the average sales prices for our major products over the same period.

The increase in income from operations was partially offset by the lost production and the unabsorbed fixed manufacturing costs and other costs associated with the turnaround and expansion of Petro 2.

For the year ended December 31, 2012, we had net income of $395.9 million on net sales of $2,249.1 million. This represents an increase in net income of $148.9 million from 2011 net income of $247.0 million on net sales of $2,251.0 million. Net sales for the year ended December 31, 2012, decreased $1.9 million to $2,249.1 million compared to net sales for 2011 of $2,251.0 million, primarily due to lower average sales prices for our major products, mostly offset by higher ethylene and feedstock sales volumes as compared to 2011. Income from operations was $611.5 million for the year ended December 31, 2012 as compared to $384.8 million for 2011, an increase of $226.7 million. Income from operations benefited mainly from a significant decrease in feedstock and energy costs, partially offset by a decrease in the average sales prices for our major products. Industry ethane prices decreased 48.1% and industry propane prices decreased 31.7% in 2012 as compared to 2011, while average sales prices for our major products only decreased 15.1% over the same period.

First Quarter 2014 Compared with First Quarter 2013

Net Sales. Net sales increased by $59.1 million, or 11.8%, to $560.0 million in the first quarter of 2014 from $500.9 million in the first quarter of 2013, primarily attributable to higher sales volumes and sales prices for co-products, ethylene and feedstock sold to third-parties, partially offset by a decrease in the sales volumes and sales prices of ethylene sold to Westlake. Average sales prices for the first quarter of 2014 increased by 1.2% as compared to the first quarter of 2013. Overall sales volumes increased by 10.6% as compared to the first quarter of 2013.

Gross Profit. Gross profit margin percentage increased to 41.5% for the first quarter of 2014 from 37.9% for the first quarter of 2013, primarily due to higher product margins. Our margins benefited from the increased ethylene production at Lake Charles Olefins after the first quarter 2013 completion of the Petro 2 ethylene unit expansion and its conversion to 100% ethane feedstock capability. This improvement in margin was partially offset by higher feedstock and energy costs, as average industry prices for ethane increased 31.0% in the first quarter of 2014 as compared to the first quarter of 2013. In addition, income from operations for the first quarter of 2014 was negatively impacted by the lost sales, lower production rates, unabsorbed fixed manufacturing costs and other costs associated with our Calvert City ethylene plant’s feedstock conversion and expansion project.

Selling General and Administrative Expenses. Selling, general and administrative expenses increased $1.6 million, or 25.8%, to $7.8 million in the first quarter of 2014 as compared to $6.2 million in the first quarter of 2013. The increase was mainly attributable to higher allocations from Westlake due to Westlake’s increased cost associated with payroll and labor related costs and higher total selling expenses consistent with the increase in sales, as compared to the first quarter of 2013.

Interest Expense. Interest expense increased by $2.6 million to $3.6 million in the first quarter of 2014 from $1.0 million in the first quarter of 2013, primarily due to the higher average debt balance in the first quarter of 2014 as compared to the prior year period.

Other Income, Net. Other income, net decreased by $2.7 million to $1.3 million in the first quarter of 2014 from $4.0 million in the first quarter of 2013. This decrease was mainly due to a claim settlement in the first quarter of 2013, which did not recur in the first quarter of 2014.

Income Taxes. The effective income tax rate was 35.2% for the first quarter of 2014. The effective income tax rate for the 2014 period was above the U.S. federal statutory rate of 35.0% primarily due to state income taxes, mostly offset by the domestic manufacturing deduction. The effective income tax rate was 35.4% for the first quarter of 2013. The effective income tax rate for the 2013 period was above the U.S. federal statutory rate of 35.0% primarily due to state income taxes, mostly offset by the domestic manufacturing deduction.

2013 Compared with 2012

Net Sales. Net sales decreased by $121.4 million, or 5.4%, to $2,127.7 million in 2013 from $2,249.1 million in 2012. This decrease was mainly attributable to lower feedstock sales volume and lower average sales prices for our major products. Average sales prices for 2013 decreased by 1.3% as compared to 2012. Overall sales volume decreased by 4.1% in 2013 as compared to 2012.

Gross Profit. Gross profit percentage increased to 41.0% in 2013 from 28.3% in 2012. The improvement in gross profit percentage was predominantly due to significantly lower feedstock costs, which was only partially offset by higher energy costs and lower sales prices. Our raw material costs track industry prices. Average industry prices for ethane decreased 34.3% in 2013 as compared to 2012. Sales prices decreased an average of 1.3% for 2013 as compared to 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.4 million, or 5.8%, to $25.5 million in 2013 as compared to $24.1 million in 2012. The increase was mainly attributable to higher allocations from Westlake due to Westlake’s increased costs associated with payroll and labor related costs.

Interest Expense. Interest expense decreased by $0.9 million to $8.0 million in 2013 from $8.9 million in 2012, mainly due to a lower average debt balance resulting from the January 2013 settlement of certain intercompany notes, all of which were outstanding for the entirety of 2012, offset by interest incurred on a new intercompany notes entered into during 2013.

Other Income, Net. Other income, net increased by $3.5 million to $7.7 million in 2013 from $4.2 million in 2012. The increase is mainly attributable to a $3.0 million settlement reached with a customer over a contract dispute and a $0.5 million increase in income attributable to our Predecessor’s equity stake in an NGLs pipeline joint venture that will not be contributed to us in connection with this offering.

Income Taxes. The effective income tax rate was 35.5% in 2013 as compared to 34.8% in 2012. The effective income tax rate for 2013 was above the statutory rate of 35.0% primarily due to the state income taxes, offset by domestic manufacturing deduction and state income tax credits. The effective income tax rate for 2012 was below the statutory rate of 35.0% primarily due to the domestic manufacturing deduction and state income tax credits, offset by state income taxes.

2012 Compared with 2011

Net Sales. Net sales decreased by $1.9 million, or 0.1%, to $2,249.1 million in 2012 from $2,251.0 million in 2011. This decrease was mainly attributable to lower average sales prices for our major products, primarily offset by higher ethylene and feedstock sales volumes as compared to 2011. Average sales prices for 2012 decreased by 15.1% as compared to 2011. Overall sales volume increased by 15.0% in 2012 as compared to 2011.

Gross Profit. Gross profit percentage increased to 28.3% in 2012 from 18.2% in 2011. The improvement in gross profit percentage was predominantly due to significantly lower feedstock and energy costs, which were only partially offset by lower sales prices. Our raw material costs track industry prices. Average industry prices for ethane and propane decreased 48.1% and 31.7%, respectively, in 2012 as compared to 2011. Sales prices decreased an average of 15.1% for 2012 as compared to 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.2 million, or 0.8%, to $24.1 million in 2012 as compared to $24.3 million in 2011. The decrease was mainly attributable to lower allocations from Westlake, offset by an increase in payroll and labor related costs and consulting and other professional fees.

Other Income, Net. Other income, net increased by $1.4 million to $4.2 million in 2012 from $2.8 million in 2011 due to a $1.4 million increase in income attributable to our Predecessor’s equity stake in an NGLs pipeline joint venture that will not be contributed to us in connection with this offering.

Income Taxes. The effective income tax rate was 34.8% in 2012 and 2011. The effective income tax rate for both 2012 and 2011 were below the statutory rate of 35.0% primarily due to the domestic manufacturing deduction and state income tax credits, offset by state income taxes.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our principal sources of liquidity have been cash from operations and funding from Westlake. As participants in Westlake’s centralized cash management system, our cash receipts were deposited in Westlake’s or its affiliates’ bank accounts and cash disbursements were made from those accounts. Accordingly, our historical financial statements have reflected no cash balances as any cash flow generated from our operations was deemed to have been distributed to Westlake and is reflected as a net distribution to Westlake in our Predecessor’s combined carve-out statement of cash flows appearing elsewhere in this prospectus.

In addition to the cash generated by its operations, our Predecessor also entered into certain financing arrangements with Westlake to satisfy its capital and operating expenditure requirements. Our Predecessor separately recorded costs associated with financing its operations resulting from financing arrangements entered into with Westlake. Based on the terms of our cash distribution policy, we expect that we will distribute to our partners most of the excess cash generated by our operations. To the extent we do not generate sufficient cash flow to fund capital expenditures, we expect to fund them primarily from external sources, including borrowing directly from Westlake, as well as future issuances of equity and debt interests.

In connection with this offering, we will establish separate bank accounts, but Westlake will continue to provide treasury services on our behalf under the services and secondment agreement. We expect our ongoing sources of liquidity following this offering to include cash generated from operations and, if necessary, the issuance of additional equity or debt interests. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions. Westlake may also provide direct and indirect financing to us from time to time.

In order to fund non-annual turnaround expenditures, we intend to cause OpCo to (i) use $55.4 million from the net proceeds of this offering to fund its initial balance for turnaround expenditures and (ii) reserve approximately $29.3 million annually thereafter. Each of OpCo’s ethylene production facilities requires turnaround maintenance approximately every five years. By creating an initial balance and reserving additional cash annually, we intend to reduce the variability in both our and OpCo’s operating results and earnings. The initial balance of turnaround reserve will account for the period that the ethylene production facilities were under Westlake’s ownership following the last major turnaround and prior to the entry into the Ethylene Sales Agreement. Westlake’s purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo’s turnaround expenditures.

All of our cash will be generated from cash distributions from OpCo. OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing its senior notes. Restrictions in the indentures could limit OpCo’s ability to make distributions to us. These limitations are subject to a number of important qualifications and exceptions. The effectiveness of many of these restrictions in the indentures governing Westlake’s senior notes is currently suspended under the indentures because the senior notes are currently rated investment grade by at least two nationally recognized credit rating agencies. The indentures governing Westlake’s senior notes will prevent OpCo from making distributions to us if any default or event of default (as defined in the indentures) exists. Westlake’s credit facility will not prevent OpCo from making distributions to us. Please read “Risk Factors—Risk Inherent in Our Business—OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility and the indentures governing the senior notes. Restrictions in the indentures could limit OpCo’s ability to make distributions to us.”

We intend to pay a minimum quarterly distribution of $0.2750 per unit per quarter, which equates to approximately $7.0 million per quarter, or approximately $27.9 million per year in the aggregate, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Indebtedness

In 2013, our Predecessor entered into unsecured promissory note agreements with Westlake (including the August 2013 Promissory Notes) under which our Predecessor borrowed, including accrued interest, a total of $288.0 million and $238.6 million as of March 31, 2014 and December 31, 2013, respectively, to fund its capital expenditures. Each of the promissory notes has a ten-year term beginning on the date our Predecessor entered into the agreement. Outstanding borrowings under the promissory notes bear interest at the prime rate plus a 1.5% margin, which is accrued in arrears quarterly.

OpCo is assuming the August 2013 Promissory Notes in connection with this offering, but will not assume the other promissory notes. OpCo may obtain additional advances under the August 2013 Promissory Notes from time to time, subject to the agreement of Westlake. As of June 30, 2014, $231.1 million of indebtedness was outstanding under the August 2013 Promissory Notes. OpCo has the right at any time to prepay the August 2013 Promissory Notes, in whole or in part, without any premium or penalty.

Additionally, at the closing of this offering OpCo will enter into a $600.0 million intercompany credit facility with Westlake that may be used to fund growth projects and working capital needs.

Cash Flows from Operations

Our operations generated $197.9 million in cash during the first quarter of 2014, as compared to $163.0 million during the first quarter of 2013. The increase was mainly due to an increase in income from operations and a decrease in the use of cash for working capital purposes. Cash flows from operating activities for the first quarter of 2013 were negatively impacted by deferred turnaround costs related to the turnaround at Lake Charles Olefins.

Our operations generated $602.5 million in cash during 2013, as compared to $496.8 million in 2012. The increase was primarily driven by an increase in net income as a result of a significant drop in feedstock prices in 2013 as compared to 2012, offset partially by unfavorable changes in components of working capital. Working capital impacts primarily reflect cash spent on turnarounds related to Lake Charles Olefins.

Capital Expenditures

In April 2011, Westlake announced an expansion program to increase the ethylene production capacity of both Petro 1 and Petro 2. The capital expenditures incurred in 2011 and 2012 largely relate to the expansion of Petro 2. The expansion of Petro 2 was completed in the first quarter of 2013 and increased ethylene production capacity by approximately 240 million pounds annually. We plan to expand the production capacity of Petro 1 in late 2015 or early 2016.

In April 2014, Westlake completed an expansion and feedstock conversion project at Calvert City Olefins that resulted in an approximately 180 million pounds annual capacity expansion and also provided OpCo with 100% ethane feedstock capability at the facility. Capital expenditures in 2013 were largely attributable to both the expansion of Petro 2 and the expansion and conversion of Calvert City Olefins.

Westlake has historically funded capital expenditures related to Lake Charles Olefins and Calvert City Olefins. During the three months ended March 31, 2014, Westlake loaned us a principal amount of approximately $46.0 million, all of which was used for capital expenditures during the first quarter of 2014. During the year ended December 31, 2013, Westlake loaned us a principal amount of approximately $231.1 million, all of which was used for capital expenditures in 2013. Our capital expenditures for 2014 are expected to be approximately $227.2 million, of which $51.3 million was spent during the three months ended March 31, 2014. We expect that Westlake will loan additional cash to OpCo to fund its expansion capital expenditures in the future, but Westlake is under no obligation to do so.

Contractual Obligations and Commercial Commitments

In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our minimum payments as of December 31, 2013 relating to long-term debt, operating leases, unconditional purchase obligations and interest payments for the next five years and thereafter. The amounts do not include certain items classified in other liabilities in the combined carve-out balance sheet due to the uncertainty of the future payment schedule.

	Payment Due by Period
	Total	2014	2015-2016	2017-2018	Thereafter
	(dollars in millions)
Contractual Obligations
Long-term debt	$253.0	$—	$14.4	$—	$238.6
Operating leases	6.3	1.7	2.3	1.4	0.9
Unconditional purchase obligations	91.2	4.0	19.1	18.2	49.9
Interest payments	138.1	0.5	1.0	—	136.6

Total	$488.6	$6.2	$36.8	$19.6	$426.0

Long-Term Debt. Long-term debt consists of certain intercompany promissory notes.

Operating Leases. We lease various facilities and equipment under noncancelable operating leases (primarily related to rail car leases and land) for various periods.

Unconditional Purchase Obligations. We are party to various unconditional obligations, primarily related to the purchase of goods and services, including commitments to purchase various utilities, feedstock, nitrogen, oxygen, product storage and pipeline usage. We also have various purchase commitments for our capital projects and for materials, supplies and services incidental to the ordinary conduct of business which may not be unconditional and are not reflected in the table above.

Interest Payments. Interest payments are based on interest rates in effect at December 31, 2013 and assume contractual payments.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management’s most difficult, subjective or complex judgments. Different amounts would be reported under different operating conditions or under alternative assumptions. We have evaluated the accounting policies used in the preparation of the accompanying combined carve-out financial statements of Westlake Chemical Partners LP Predecessor and related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to long-lived assets, accounts receivables, income taxes and environmental and legal obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor appearing elsewhere in this prospectus. We believe the following to be our most critical accounting policies applied in the preparation of our Predecessor’s financial statements.

Long-Lived Assets. Key estimates related to long-lived assets include useful lives, recoverability of carrying values and existence of any retirement obligations. Such estimates could be significantly modified. The carrying values of long-lived assets could be impaired by significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies, the cyclical nature of the chemical and refining industries and uncertainties associated with governmental actions.

We evaluate long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our businesses. Actual impairment losses incurred could vary significantly from amounts estimated. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Additionally, future events could cause us to conclude that impairment indicators exist and that associated long-lived assets of our businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The estimated useful lives of long-lived assets range from three to 35 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $73.5 million, $64.3 million and $57.2 million in 2013, 2012 and 2011, respectively. If the useful lives of the assets were found to be shorter than originally estimated, depreciation charges would be accelerated.

We defer the costs of major maintenance activities, or turnarounds, and amortize the costs over the period until the next planned turnaround of the affected unit. Total costs deferred on turnarounds were $59.1 million in 2013, $5.6 million in 2012 and $8.4 million in 2011. Amortization in 2013, 2012 and 2011 of previously deferred turnaround costs was $15.5 million, $10.6 million and $11.3 million, respectively. As of December 31, 2013, deferred turnaround costs, net of accumulated amortization, totaled $62.1 million. Expensing turnaround costs as incurred would likely result in greater variability of our quarterly operating results and would adversely affect our financial position and results of operations.

Additional information concerning long-lived assets and related depreciation and amortization appears in Notes 6 and 7 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor appearing elsewhere in this prospectus.

Fair Value Estimates. We develop estimates of fair value to allocate the purchase price paid to acquire a business to the assets acquired and liabilities assumed in an acquisition, to assess impairment of long-lived assets, goodwill and intangible assets and to record derivative instruments. We use all available information to make these fair value determinations, including the engagement of third-party consultants. At December 31, 2013, our Predecessor’s recorded goodwill was $5.8 million, all of which was associated with the acquisition of the Longview Pipeline as part of the acquisition of Westlake’s Longview production facilities. In addition, we record all derivative instruments at fair value. The fair value of these items is determined by quoted market prices or from observable market-based inputs. See Note 11 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor for more information.

Allowance for Doubtful Accounts. In our determination of the allowance for doubtful accounts, and consistent with our accounting policy, we estimate the amount of accounts receivable that we believe are unlikely to be collected and we record an expense of that amount. Estimating this amount requires us to analyze the financial strength of our customers, and, in our analysis, we combine the use of historical experience, our accounts receivable aged trial balance and specific collectability analysis. We review our allowance for doubtful accounts quarterly. Balances over 90 days past due and accounts determined by our analysis of financial strength of customers to be high risk are reviewed individually for collectability. By its nature, such an estimate is highly subjective and it is possible that the amount of accounts receivable that we are unable to collect may be different than the amount initially estimated.

Environmental and Legal Obligations. We consult with various professionals to assist us in making estimates relating to environmental costs and legal proceedings. We accrue an expense when we determine that it is probable that a liability has been incurred and the amount is reasonably estimable. While we believe that the amounts recorded in the accompanying combined carve-out financial statements of our Predecessor related to these contingencies are based on the best estimates and judgments available, the actual outcomes could differ from our estimates. Additional information about certain legal proceedings and environmental matters appears in Note 15 to the audited combined carve-out financial statements of Westlake Chemical Partners LP Predecessor appearing elsewhere in this prospectus.

Recent Accounting Pronouncement

See Note 3 to the audited combined carve-out financial statements for the year ended December 31, 2013 and Note 2 to the interim combined carve-out financial statements of Westlake Chemical Partners LP Predecessor for a full description of recent accounting pronouncements, including expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Qualitative and Quantitative Disclosures about Market Risk

Commodity Price Risk

A substantial portion of our Predecessor’s products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, our Predecessor’s historical margins and level of profitability generally fluctuated with changes in the business cycle. Our Predecessor tried to protect against such instability through various business strategies. These strategies included ethylene feedstock flexibility and the use of derivative instruments in certain instances to reduce price volatility risk on feedstocks. Based on our Predecessor’s open derivative positions at March 31, 2014, a hypothetical $0.10 increase in the price of a gallon of ethane would have increased our Predecessor’s income before taxes for the three months ended March 31, 2014 by $0.3 million. Based on our Predecessor’s open derivative positions at December 31, 2013, a hypothetical $0.10 increase in the price of a gallon of ethane would have increased our Predecessor’s income before taxes for the year ended December 31, 2013 by $0.1 million and a hypothetical $0.10 increase in the price of a gallon of propane would have decreased our Predecessor’s income before taxes for the year ended December 31, 2013 by $0.3 million. Additional information concerning derivative commodity instruments appears in Notes 10 and 11 to Westlake Chemical Partners LP Predecessor audited combined carve-out financial statements for the year ended December 31, 2013 and Notes 9 and 10 to the interim combined carve-out financial statements included elsewhere in this prospectus.

Following the closing of this offering, we will not be subject to significant volatility related to prices of the majority of our raw materials and final products. Because Westlake’s ethylene purchase price will be on a cost-plus basis, we believe the Ethylene Sales Agreement will substantially reduce our direct exposure to commodity price volatility, both in terms of our final products and our raw materials. As such, we do not intend to use derivative instruments to reduce price volatility risk on feedstock and products in the future.

Interest Rate Risk

Our Predecessor was exposed to interest rate risk with respect to variable rate debt. At March 31, 2014, our Predecessor had variable rate debt of $302.4 million outstanding, all of which was owed to a wholly owned subsidiary of Westlake and all of which accrued interest at a variable rate of prime plus a margin ranging from 0.25% to 1.5%. Historically, our Predecessor did not hedge its variable rate debt. The weighted average variable interest rate for our Predecessor’s variable rate debt of $302.4 million as of March 31, 2014 was 4.70%. A hypothetical 100 basis point increase in the average interest rate on our Predecessor’s variable rate debt would have increased our Predecessor’s annual interest expense by approximately $2.3 million.

We will continue to be subject to interest rate risk with respect to our remaining variable rate debt as well as the risk of higher interest cost if and when this debt is refinanced. If interest rates are 1% higher at the time of refinancing, our annual interest expense would increase by approximately $3.0 million, based on the March 31, 2014 variable rate debt balance.

INDUSTRY

The data presented in this “Industry” section, unless otherwise indicated, is sourced from Wood Mackenzie Limited (“Wood Mackenzie”).

When polyvinyl chloride (“PVC”) is referred to below, such references may include predecessor chemicals such as ethylene dichloride and vinyl chloride monomer. When styrene is referred to below, such references may include ethyl benzene, a predecessor chemical.

Overview

OpCo, which will acquire Westlake’s ethylene production assets at the closing of this offering, is a leading U.S. producer of olefins. Olefins, predominantly comprised of ethylene and propylene, are a class of unsaturated hydrocarbons derived from natural gas liquids (“NGLs”) (such as ethane, propane and butane) or petroleum liquids (naphtha and gas oils). OpCo competes primarily in the ethylene industry; however, depending on the feedstock mix chosen for OpCo’s operations, it can produce marketable quantities of propylene as well. As of December 31, 2013, OpCo had a 5.1% capacity share of ethylene production in the U.S. The following chart shows estimated U.S. olefins production and ethylene production capacity by producer.

Ethylene is the world’s most widely used petrochemical in terms of volume and is a key building block to produce a number of key derivatives such as polyethylene (“PE”) and PVC, which are used in a wide variety of key end markets including packaging, construction and transportation. PE production accounts for approximately 60% of global ethylene consumption, while PVC production accounts for approximately 10% of ethylene production. The chart below shows estimated global ethylene demand for 2013 by product.

Ethylene Production

Ethylene production costs are primarily determined by underlying feedstock prices and, to a lesser extent, variable operating costs (asset efficiency, utilities and catalysts), as well as proceeds from co-product sales and fixed operating costs (operating labor, supervision, overhead, capital-related costs including costs associated with the maintenance of the production facility, local taxes and insurance) as well as proceeds from co-product sales.

The principal feedstocks for ethylene production are NGLs and naphtha. NGLs, such as ethane, propane and butane, are used primarily by ethylene producers in the U.S. and the Middle East. Naphtha, a lower octane form of gasoline derived from crude oil, is used primarily by ethylene producers in Europe and Asia. As shown by the chart below, on a global basis, in 2013, approximately 33.5% of ethylene production was ethane-based while the remainder was produced by other NGLs, naphtha or a combination of mixed NGLs, excluding ethane, and naphtha; Wood Mackenzie estimates that globally from 2000 through 2013, feedstock costs accounted for between 71% to 98% of the variable costs of ethylene production.

The cost chart below illustrates the ethylene feedstock cost position of production facilities in different regions globally based on feedstock used. In general, Middle East ethane-based ethylene producers enjoy the lowest feedstock cost position due to the low price of ethane in that region. U.S. ethane-based producers enjoy the second lowest feedstock cost position due to the availability of low-cost, locally-produced ethane. Naphtha-based producers typically occupy the highest feedstock cost position. The vast majority of ethylene production facilities in Europe and Northeast Asia are naphtha-based. We expect U.S. ethane-based ethylene and ethylene derivative producers to retain this cost advantage relative to Asia and Europe due to the ample supply of domestically produced ethane.

Due to logistical constraints and transportation challenges, international trade in ethylene is limited; however, ethylene derivatives are readily transportable. For example, in 2013, approximately 21.7 billion pounds of ethylene derivatives, or 39.2% of U.S. production, were exported from the U.S., as compared to 166.8 million pounds of ethylene, or 0.30% of U.S. production, exported over the same period. As a result, the price of ethylene derivatives, particularly PE, is set globally by the marginal (highest cost) producer of that ethylene derivative. The cost of producing an ethylene derivative from ethylene is fairly uniform globally, therefore the cost of producing ethylene is the key driver of the cost of the ethylene derivative. Currently, the marginal producers in ethylene markets are Asian naphtha-based producers whose feedstocks, being crude oil derivatives, are typically priced on a global oil equivalent basis. Approximately 66.5% of global ethylene production is based on these higher-priced, non-ethane based feedstocks, the prices of which are linked to global oil prices (principally Brent crude oil prices). As a result, global ethylene and ethylene derivatives prices have generally been linked to movements in global oil prices for more than 20 years.

In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the supply of low-cost ethane feedstock. The spread between U.S. ethane and global oil prices has provided a significant margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethylene production facilities utilizing ethane feedstock were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This significant cost advantage resulted in a positive cash cost differential that has ranged from $0.23 per pound to $0.48 per pound, and averaged $0.38 per pound, since 2012 for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers. Supply and demand dynamics in the U.S. ethane market are expected to keep U.S. ethane prices at relatively low levels, which should continue to support a U.S. ethylene cost advantage compared to high-cost ethylene producers in Europe and Asia.

Current and projected lower feedstock costs have resulted in, and are anticipated to continue to result in, high profitability for U.S. ethane-based ethylene production facilities. While global oil prices have risen, resulting in an increase in global ethylene derivatives pricing, domestic natural gas and ethane prices have fallen. The chart on the left below shows the historic relationship between the price of global crude oil (Brent) and domestic natural gas, ethane, propane and butane. As illustrated, the price of domestic natural gas as a percentage of Brent crude oil has declined significantly. More importantly for the U.S. petrochemical industry, starting in 2009 ethane prices decoupled from global oil prices (see chart on the right below) and now more closely track domestic natural gas prices. In addition, U.S. ethane has also become more cost advantaged relative to other NGLs such as propane and butane, the prices of which remain more closely correlated to global oil prices. The resulting substantial spread between the relative pricing of domestic ethane and feedstocks linked to global oil has led to substantial profits for U.S. ethane-based ethylene producers. As illustrated in the chart on the right below, the advantage is projected to continue through the projection period.

The chart below shows annual ethane-based ethylene producer cash margins since 2000. Over the last decade, cash margins were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession. From 2000 to 2003, ethane-based ethylene producers experienced multiple years of cash margins below $0.10 per pound due to relatively high U.S. natural gas prices as compared to global oil prices. This dynamic has reversed with U.S. natural gas and ethane prices declining precipitously due to new extraction techniques such as shale fracking and persistently elevated global oil prices, and the resulting spread is forecast to remain well in excess of $0.10 per pound.

Locations of Ethylene Production Assets Utilizing Advantaged Ethane Feedstock in the U.S.

U.S. ethane-based ethylene producers are primarily located in the Gulf Coast region, with ready access to Mont Belvieu, Texas, the largest NGLs hub in the U.S. Mt. Belvieu includes over 100 million barrels of NGLs and petroleum liquid storage capacity, more than 750,000 barrels per day of fractionation capacity and an extensive NGL distribution system. Ethane is transported to Mont Belvieu from almost all of the major shale basins and plays in the U.S., including the Permian, Anadarko, Denver and Piceance basins and the Eagle Ford, Barnett, Haynesville and Woodford shales. More recently, as a result of the commencement of operations in

January 2014 of the ATEX pipeline that terminates at Mont Belvieu, U.S. ethane-based ethylene producers in the Gulf Coast have gained access to additional low-cost ethane from the Marcellus and Utica shale formations. Other midstream companies have announced plans to construct competing pipelines to move raw-mix NGLs to Mont Belvieu providing more ethane supply in the area. Furthermore, Enterprise Products is constructing the Aegis pipeline (which it expects will begin commercial operations in 2014-2015), which will also supply ethane to ethylene producers in Louisiana.

Ethylene Supply and Demand

Global ethylene production capacity is estimated to have been approximately 341.2 billion pounds in 2013. U.S. ethylene production capacity is estimated to have accounted for approximately 17.9% of global ethylene production capacity and Europe is estimated to have accounted for approximately 20.4%. Combined with Asia at 34.1%, these three regions accounted for approximately 72.3% of global ethylene production capacity in 2013. During the next five years, as projected by Wood Mackenzie, global average annual ethylene production capacity net additions are projected to be approximately 3.8% per year, lagging the projected compound annual growth rate (CAGR) for ethylene demand of 4.4% per year. The global ethylene production operating rates are expected to improve from 86.4% in 2013 to an estimated 89.2% in 2018.

On a regional basis over the next five years, Asia, where the greatest growth in demand is expected, is projected to lead in new capacity additions, followed by the U.S. In the U.S., low-cost ethane supply from shale formations has led to the announcement of plans to increase ethylene production capacity. In the near term, ethylene production capacity has been and will be added by increasing production capacity at existing ethylene production facilities. In the longer term, additional capacity may be added through greenfield (i.e. new build) ethylene production facilities. Global-scale greenfield ethylene production facilities require significant capital investments and long lead times to permit, design and build. Over the last decade, most greenfield projects for ethylene and ethylene derivatives experienced significant delays and cost overruns.

Global ethylene demand as measured by production is estimated to have been approximately 292.6 billion pounds in 2013. Demand for ethylene is projected by Wood Mackenzie to grow at a CAGR of 4.3% from 2013 to approximately 360.8 billion pounds in 2018, exceeding the growth in ethylene production capacity. China and other regions in Asia are projected to continue to be the largest drivers of global ethylene and ethylene derivative demand growth, while demand in Europe is forecasted to grow in line with its combined gross domestic product for the next few years.

U.S. ethylene demand as measured by production was approximately 55.0 billion pounds in 2013. Demand for ethylene in the U.S. is projected by Wood Mackenzie to grow at a CAGR of 4.8% from 2013 to approximately 69.5 billion pounds in 2018. Key downstream ethylene demand drivers include ethylene’s use in PE and PVC production, with U.S. PE demand (including net exports) expected to grow at a CAGR of 5.0% from approximately 31.0 billion pounds in 2013 to approximately 39.7 billion pounds in 2018 and U.S. PVC demand (including net exports) expected to grow at a CAGR of 4.7% from approximately 14.9 billion pounds in 2013 to approximately 18.7 billion pounds in 2018. As ethylene and ethylene derivative production grows, we expect a larger percentage of ethylene derivatives will be exported.

The following chart depicts historical and forecast ethylene production operating rates in the U.S. and globally. U.S. ethylene production operating rates are currently above the global average and this is expected to continue through 2018, driven by the strong profitability associated with U.S. ethylene operations and the ability to profitably export ethylene derivative products into higher cost regions.

Ethylene Derivatives

Ethylene is used as a raw material to manufacture a wide variety of other chemical and polymer products, including PE, PVC, styrene and ethylene glycol. Westlake’s strategic focus is on the production of PE and PVC. The following product flow diagram illustrates the ethylene production process from feedstock through derivative end products.

Polyethylene (PE)

Polyethylene is the single largest ethylene derivative, accounting for approximately 60% of global ethylene consumption. PE is the most widely consumed polymer globally and is used in the manufacture of a wide variety of film, coatings and molded product applications primarily used in packaging, carpet fibers, automotive parts and many other products. PE is generally classified as low-density PE (“LDPE”), linear low-density PE (“LLDPE”) or high-density PE (“HDPE”). In general, the density correlates to the relative stiffness and strength of the products, and the differences between the products are in the molecular configuration. Each type of PE is best suited to specific applications based on these physical properties. LDPE is the most flexible and goes into end uses such as bread bags, dry cleaning bags, food wraps, milk carton coating, and food packaging. LLDPE is used for higher film strength applications such as stretch film and heavy duty sacks. HDPE is a rigid plastic and is used to manufacture products such as grocery, merchandise and trash bags, plastic containers, plastic closures and pipes. LLDPE and HDPE are the largest volume products and are highly commoditized, whereas LDPE is a more specialized product that tends to command higher prices and margins. Westlake only produces LDPE and LLDPE.

Westlake is fully integrated along its PE chain, internally producing all of its ethylene required to produce PE. Westlake is a leading producer of LDPE by capacity in the U.S. and predominantly uses the autoclave technology (as opposed to tubular technology). Autoclave LDPE is a more specialized, higher margin form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake’s LDPE production is autoclave. To date, most announced LDPE capacity additions in North America are projected to be tubular LDPE.

Global PE production capacity totaled approximately 211.1 billion pounds in 2013. U.S. capacity accounted for approximately 16.2% of global production capacity and Europe accounted for approximately 19.6% of global production capacity. Combined with Asia, these regions accounted for approximately 70.8% of global production capacity. The Middle East is a large PE exporting region, targeting mainly Asia. Global PE demand as measured by production is estimated to have been approximately 180.4 billion pounds in 2013. Asia is the largest PE-consuming region, accounting for an estimated 77.8 billion pounds in 2013. The U.S. is the third largest consuming region at 26.2 billion pounds in 2013. Global demand for PE is projected by Wood Mackenzie to grow at a CAGR of 4.9% from 2013 levels to 229.0 billion pounds in 2018. U.S. PE production is projected by Wood Mackenzie to grow at a CAGR of 5.0% to 39.7 billion pounds by 2018, including U.S. PE net exports. The charts below show estimated global PE capacity by region and U.S. PE capacity by producer for 2013.

Polyvinyl Chloride (PVC)

PVC, the third most widely used plastic globally, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost-competitiveness. PVC derivative products account for approximately 10% of global ethylene consumption. PVC compounds are made by combining PVC with various additives in order to make either rigid, impact-resistant compounds or soft, flexible compounds. Rigid extrusion PVC compounds are commonly used in window frames, vertical blinds and construction products, including pipe and siding. Rigid injection-molding PVC compounds are used in specialty products such as computer housings and keyboards, appliance parts and bottles. Flexible PVC compounds are used for flooring, wire and cable insulation, automotive interior and exterior trims and packaging. Rigid PVC compounds account for approximately 85% of the PVC market, and Westlake’s PVC production is entirely comprised of rigid PVC. The charts below show estimated U.S. PVC production capacity shares for 2013 by producer and consumption by end-use in 2013.

Global PVC demand as measured by production is estimated to have been approximately 85.9 billion pounds in 2013. Demand for PVC is projected by Wood Mackenzie to grow at a CAGR of 4.7% from 2013 levels to approximately 108.1 billion pounds in 2018. U.S. PVC production is estimated to have been approximately 14.9 billion pounds in 2013 and is projected by Wood Mackenzie to grow at a CAGR of 4.7% from 2013 levels to approximately 18.7 billion pounds by 2018, including U.S. PVC net exports. This growth rate reflects an expectation that U.S. construction markets recover over the projection period leading to faster demand growth for PVC.

PVC producers that internally produce chlorine and ethylene, the two key raw materials for PVC production enjoy significant operational and cost advantages relative to non-integrated PVC producers. Vertically integrated PVC producers are able to utilize their cost advantaged position to opportunistically target both the domestic construction market as well as export markets. This flexibility has generally resulted in vertically integrated PVC producers enjoying higher profitability and operating rates than their non-vertically integrated competitors. While most U.S.-based PVC producers internally produce their chlorine requirements, Westlake and Formosa Plastics Corp. are the only producers that are entirely or substantially integrated into ethylene as well, with other PVC producers reliant on the merchant market for their ethylene requirements.

BUSINESS

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers, and fabricated building products. Our business and operations are conducted through OpCo, a recently formed partnership between Westlake and us. At the consummation of this offering, our assets will consist of a 10% limited partner interest in OpCo as well as the general partner interest in OpCo. Because we own OpCo’s general partner, we have control over all of OpCo’s assets and operations. Westlake has retained a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights.

OpCo’s assets will be comprised of three ethylene production facilities, which convert primarily ethane into ethylene, with an aggregate annual capacity of approximately 3.4 billion pounds and a 200-mile ethylene pipeline. OpCo will derive substantially all of its revenue from its ethylene production facilities. Ethylene is the world’s most widely used petrochemical in terms of volume and is a key building block used to produce a number of key derivatives, such as polyethylene (“PE”) and polyvinyl chloride (“PVC”), which are used in a wide variety of end markets including packaging, construction and transportation. Westlake’s downstream PE and PVC production facilities will consume a substantial majority of the ethylene produced by OpCo. OpCo will generate revenue primarily by selling ethylene to Westlake and others, as well as through the sale of co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen. Our sole revenue generating asset will be our 10% limited partner interest in OpCo.

In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo’s planned ethylene production each year, on a cost-plus basis that is expected to generate a fixed margin per pound of $0.10 (the “Ethylene Sales Agreement”). We believe this agreement will promote more stable and predictable cash flows for OpCo. Any ethylene not sold to Westlake and all co-products that are produced by OpCo will be sold to third parties on either a spot or contract basis. OpCo will also enter into a feedstock supply agreement with Westlake that will supply OpCo with all of the ethane (and any other feedstocks) required for OpCo to produce ethylene under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”).

OpCo primarily uses ethane (a component of natural gas liquids, or NGLs) to produce ethylene. Approximately 66.5% of global ethylene production is based on higher priced feedstocks (primarily naphtha, as well as butane and propane) whose prices are linked to global oil prices. As a result, global ethylene and ethylene derivative prices have generally been linked to movements in global oil prices (principally Brent crude prices) for more than 20 years. In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the production of oil and gas and resulted in the oversupply of ethane. The spread between U.S. ethane and global oil prices has provided a margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethane-based ethylene producers were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This feedstock cost advantage for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers has resulted in a positive cash cost differential that has ranged from $0.23 per pound to $0.48 per pound, and averaged $0.38 per pound, since 2012. Over the last decade, cash margins of U.S. ethane-based ethylene producers were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession.

Given Westlake’s significant ownership interest in us following this offering, we believe Westlake is incentivized to offer us the opportunity to purchase additional assets that it owns, including additional interests in OpCo, although it is under no obligation to do so. We may also pursue organic growth opportunities at OpCo as well as acquisitions from third parties, which could be effected jointly with Westlake. OpCo currently plans to expand the capacity of one of its ethylene production facilities by approximately 250 million pounds in late 2015 or early 2016.

For the year ended December 31, 2013, OpCo had pro forma revenues of approximately $1,198.8 million, pro forma EBITDA of approximately $369.6 million and pro forma net income of approximately $296.4 million. For the same time period, we had pro forma EBITDA (net of noncontrolling interest) of approximately $37.0 million and pro forma net income (net of noncontrolling interest) of approximately $29.6 million. For the three months ended March 31, 2014, OpCo had pro forma revenues of approximately $333.4 million, pro forma EBITDA of approximately $90.9 million and pro forma net income of approximately $71.9 million. For the same time period, we had pro forma EBITDA (net of noncontrolling interest) of approximately $9.1 million and pro forma net income (net of noncontrolling interest) of approximately $7.2 million. Please read “—Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data—Non-GAAP Financial Measure” for the definition of EBITDA and a reconciliation of EBITDA to net income, on a historical basis and pro forma basis, and to cash flow from operating activities, on a historical basis, which reconciliation is presented in accordance with generally accepted accounting principles (“GAAP”).

Our Assets and Operations

Our sole revenue generating asset will be our 10% limited partner interest in OpCo. We will also own the general partner interest of OpCo. OpCo, in turn, will own:

•

two ethylene production facilities at Westlake’s Lake Charles, Louisiana complex (“Petro 1” and “Petro 2,” collectively referred to as “Lake Charles Olefins”), with an annual combined capacity of approximately 2.7 billion pounds;

•	one ethylene production facility at Westlake’s Calvert City, Kentucky complex (“Calvert City Olefins”), with an annual capacity of approximately 630 million pounds; and

•

a 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility (the “Longview Pipeline”).

As the owner of the general partner interest of OpCo, we will control all aspects of the management of OpCo, including its cash distribution policy. See “Business—OpCo’s Assets.”

Our Ethylene Sales Agreement with Westlake

In connection with this offering, OpCo will enter into the Ethylene Sales Agreement with Westlake. The Ethylene Sales Agreement will have an initial term through December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated by either party. The Ethylene Sales Agreement requires Westlake to purchase 95% of OpCo’s planned ethylene production each year, subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. If OpCo’s actual production is in excess of planned ethylene production, Westlake will have the option to purchase up to 95% of production in excess of planned production.

Westlake’s purchase price for the minimum commitment of ethylene under the Ethylene Sales Agreement will be calculated on a per pound basis and includes:

•	the actual price paid by OpCo for the feedstock and natural gas to produce each pound of ethylene (subject to a cap and a floor on the amount of feedstock and natural gas used); plus

•

the estimated per pound operating costs (including selling, general and administrative expenses) for the year and a five-year average of future expected maintenance capital expenditures and other turnaround expenditures, less the proceeds received by OpCo from the sale of co-products associated with the ethylene purchased by Westlake; less

•	the proceeds received by OpCo from the sale of co-products associated with the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.

Westlake’s purchase price for any ethylene produced in excess of the planned production amount will generally equal OpCo’s estimated variable costs of producing the incremental ethylene, plus a $0.10 per pound margin. The estimated operating costs and maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year to reflect certain changes in forecasted costs. If OpCo’s actual operating costs and maintenance capital expenditures and other turnaround expenditures are higher than the estimate for any year, or OpCo’s actual production is below the planned production amount upon which the per pound operating costs and maintenance capital expenditures and other turnaround expenditures are based, OpCo will be entitled to include in the fee for the succeeding year a surcharge to recover the resulting shortfall. If these costs are lower than the estimate, OpCo will retain the difference, but such difference may be reflected in periodic downward adjustments to the total estimated costs. The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures attributable to Westlake’s ethylene purchases. Approximately 5% of OpCo’s ethylene production will be sold on a spot or contract basis to third parties. Average U.S. industry margins for producing ethane-based ethylene are currently substantially in excess of $0.10 per pound, and averaged approximately $0.46 per pound since 2013.

Business Strategies

Our primary business objective is to operate efficiently and safely and to grow our business responsibly, enabling us to increase the amount of cash distributions we make to our unitholders over time while maintaining our financial stability. We intend to accomplish these objectives by executing the following strategies:

•

Generate Stable, Fee-Based Cash Flows. We are focused on generating stable cash flows by selling 95% of our ethylene production to Westlake under a long-term, fee-based contract. Our contract with Westlake includes minimum volume commitments and a pricing provision designed to permit OpCo to generally recover its costs (including selling, general and administrative expenses), plus a fixed $0.10 margin per pound of ethylene sold. In addition, we plan to supplement these relatively stable cash flows with additional cash flows by maximizing the price of the 5% of our ethylene production and associated co-products sold to third parties. We intend to maintain our focus on fee-based cash flows as we grow.

•

Focus on Operational Excellence. We intend to maximize the throughput of our production facilities while providing safe, reliable and efficient operations. We believe that a key component in generating stable cash flows is to continuously maintain, monitor and improve the safety and reliability of our operations.

•

Pursue Organic Growth Opportunities. We intend to enhance the profitability of OpCo’s existing assets by pursuing opportunities such as capacity expansion projects. OpCo plans to expand Petro 1 to increase capacity by approximately 250 million pounds in late 2015 or early 2016 and expects to finance this expansion through borrowings from Westlake. We may also pursue additional organic development projects complementary to our existing businesses, either through OpCo or independently.

•

Increase our Ownership of OpCo. We intend to increase our ownership interest in OpCo over time either by purchasing newly issued interests from OpCo or by purchasing outstanding interests in OpCo from Westlake.

•

Pursue Growth Opportunities Through Acquisitions. We intend to pursue acquisitions of complementary assets from third parties. Such acquisitions could be pursued independently by OpCo, independently by us or jointly with Westlake.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

•

Stable and Predictable Cash Flows from OpCo. The Ethylene Sales Agreement is designed to cover our costs and provide a $0.10 margin per pound on a substantial majority of the ethylene we produce, reducing our exposure to commodity price volatility and more promoting stable cash flow. Westlake is obligated to purchase 95% of our planned ethylene production. In addition, Westlake is expected to exercise its option to purchase 95% of our excess production. We believe each of those factors should result in more stable cash flows.

Each of OpCo’s ethylene production facilities requires turnaround maintenance on average every five years. OpCo intends to reserve approximately $29.3 million per year to fund these turnaround expenditures. Reserving these amounts should enable OpCo to maintain steady cash flows for distributions while funding these significant non-annual expenditures. We intend to use $55.4 million from the proceeds of this offering to fund OpCo’s initial balance for this turnaround reserve. Westlake’s purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo’s turnaround expenditures.

•

Strategic Relationship with Westlake. We have a strategic relationship with Westlake, which we believe will provide both us and OpCo with a stable base of cash flows as well as opportunities for growth. Westlake has an investment grade credit rating and is well-capitalized. Westlake will own 55.7 % of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. OpCo’s ethylene production facilities are a critical supply source for Westlake’s production of diversified downstream products including PE and PVC and this vertical integration enables Westlake to capture the economic value of the entire ethylene value chain. In particular, we expect to benefit from the following aspects of our relationship with Westlake:

•

Attractive Downstream Polyethylene Product Mix. Westlake focuses on a low-density PE (“LDPE”) and linear low-density PE (“LLDPE”) product mix. LDPE has enjoyed higher margins than LLDPE and high-density PE (“HDPE”), the more commoditized PE grades. A majority of Westlake’s production is LDPE. Westlake is a leading producer of LDPE by capacity in North America and predominantly uses the autoclave technology (as opposed to tubular technology), which is capable of producing higher margin specialty PE products. Autoclave LDPE is a more specialized form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake’s LDPE production is autoclave. Furthermore, most announced LDPE industry capacity additions in North American are projected to be tubular LDPE.

•

Highly Integrated Polymers and Vinyls Chain. Westlake is highly integrated along its PVC production chain. Most U.S.-based PVC producers including Westlake internally produce their chlorine requirements but most rely on the merchant market for their ethylene requirements. Westlake, however, is substantially integrated into ethylene as well. As a result, Westlake enjoys operational and cost advantages relative to non-ethylene integrated PVC producers. Westlake’s vinyls, PVC and downstream PVC building products businesses are well positioned to capitalize on improvements in the construction market, which could drive additional usage of ethylene.

•

Acquisition and Growth Opportunities. Immediately after this offering we will own a 10% limited partner interest in OpCo. The opportunity to acquire additional ownership interests in OpCo is an important potential source of our future growth, although Westlake has no obligation to sell additional interests in OpCo to us.

•

Access to Operational and Industry Expertise. We expect to benefit from Westlake’s extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand OpCo’s existing asset base.

•

Well Maintained Assets with Long History of Reliable Operations. OpCo continually invests in the maintenance and integrity of its assets. OpCo’s ethylene production facilities have operated on average above the industry average operating rate of 86.4% since 2005. OpCo conducts regularly scheduled turnarounds at each of its ethylene production facilities to perform planned major maintenance activities. OpCo is also continually focused on improving its asset portfolio and cost position. At Calvert City Olefins, OpCo recently completed an expansion and feedstock conversion project that resulted in a 180 million pound capacity expansion and also provided OpCo with 100% ethane feedstock capability at the facility. In addition, OpCo plans to expand Petro 1 by approximately 250 million pounds in late 2015 or early 2016.

•

Strategically Located Assets. OpCo benefits from the strategic location of its ethylene production facilities, which allows it to access low-cost ethane from the Gulf Coast and the Marcellus and Utica shale formations. Petro 1 and Petro 2 are both large-scale facilities with abundant feedstock sourcing capabilities given their proximity to Mont Belvieu, the largest NGLs hub on the Gulf Coast. Westlake currently supplies feedstock to Lake Charles Olefins through several pipelines from a variety of suppliers in Texas and Louisiana. Additionally, Calvert City Olefins is connected to the ATEX pipeline, allowing OpCo to use ethane feedstocks from the Marcellus and Utica shale formations. Westlake’s Calvert City complex is one of the few PVC plants outside the Gulf Coast, and it is also the only fully integrated vinyls complex located outside of the Gulf Coast, giving it a shipping advantage for certain key markets, such as the Midwest, the Northeast and Canadian markets. OpCo recently completed an expansion and feedstock conversion project at this facility, which increased its ethylene production and enabled it to take advantage of low-cost ethane production from the Marcellus and Utica shale formations.

•

Conservative Financial Profile. OpCo has a $600.0 million intercompany credit agreement with Westlake that may be used to fund growth projects and working capital needs. We expect to have $246.5 million of indebtedness at the closing of this offering and believe that our access to the debt and equity capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities. Westlake is a well-capitalized credit worthy sponsor with an investment grade credit rating and a significant amount of liquidity. Westlake had cash, cash equivalents and current marketable securities of $776.3 million as of March 31, 2014. Westlake may also provide direct and indirect financing to us from time to time.

•

Experienced Management Team. Our management team consists of senior officers of Westlake, who average over 28 years of experience in the petrochemical industry. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Our Relationship With Westlake

Our principal strength is our relationship with Westlake. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers and fabricated building products. Westlake benefits from highly integrated production facilities that allow it to process raw materials into higher value-added chemicals and building products. As of March 31, 2014, Westlake had 13.6 billion pounds per year of aggregate production capacity at 15 manufacturing sites in North America as well as a 59% interest in a joint venture that operates a vinyls facility in China. For the three months ended March 31, 2014 and the year ended December 31, 2013, Westlake had consolidated revenues of approximately $1.0 billion and $3.8 billion, respectively, and net income of $158.0 million and $610.4 million, respectively. Westlake’s common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “WLK.”

Westlake will retain a significant interest in us through its ownership of 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. We believe Westlake will promote and support the successful execution of our business strategies because of its significant ownership in us and our general partner and its intention to use us to grow its ethylene business. We believe Westlake will offer us the opportunity to purchase additional assets from it, including additional interests in OpCo, although it is under no obligation to do so. We also may have the opportunity to pursue acquisitions which could be effected jointly with Westlake or OpCo.

We will enter into an omnibus agreement with Westlake in connection with this offering. Under the omnibus agreement, Westlake will agree to indemnify OpCo for certain environmental and other liabilities relating to OpCo’s ethylene production facilities and related assets and OpCo will indemnify Westlake for certain environmental liabilities for which Westlake is not otherwise obligated to indemnify OpCo and certain other losses and liabilities resulting from Westlake providing services to OpCo. We or OpCo will enter into a number of agreements with Westlake in connection with this offering, including the Ethylene Sales Agreement described under “—Our Ethylene Sales Agreement with Westlake” and the Feedstock Supply Agreement. Please read “Certain Relationships and Related Transactions.”

While our relationship with Westlake and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Fiduciary Duties.”

OpCo’s Assets

Ethylene Production Facilities. OpCo operates three ethylene production facilities that are situated on real property leased to OpCo by Westlake pursuant to two 50-year site lease agreements. See “Certain Relationships and Related Transactions—Contractual Arrangements—Site Lease Agreement” for a description of the site leases. Ethylene can be produced from either NGLs feedstocks, such as ethane, propane and butane, or from petroleum-derived feedstocks, such as naphtha. Lake Charles Olefins and Calvert City Olefins use ethane primarily as their feedstock. Calvert City Olefins can also use propane as a feedstock and Petro 2 can also use an ethane/propane mix, propane, butane or naphtha as a feedstock.

The following table provides information regarding OpCo’s ethylene production facilities as of June 30, 2014:

Plant Location (Description)	Annual Production Capacity (millions of pounds)	Feedstock	Primary Uses of Ethylene
Lake Charles, LA (Petro 1)	1,250	ethane	PE and PVC
Lake Charles, LA (Petro 2)	1,490	ethane, ethane/propane mix, propane, butane or naphtha	PE and PVC
Calvert City, KY (Calvert City Olefins)	630	ethane or propane	PVC

Total	3,370

Longview Pipeline. OpCo owns the Longview Pipeline, which is a 200-mile common carrier ethylene pipeline, with a capacity of 3.5 million pounds per day that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility.

Lake Charles Olefins

Two of OpCo’s ethylene production facilities, which we refer to as Petro 1 and Petro 2 and, collectively, as Lake Charles Olefins, are located at Westlake’s Lake Charles complex. The combined capacity of OpCo’s two ethylene production facilities is approximately 2.7 billion pounds per year. In the first quarter of 2013, we completed the expansion of Petro 2 to increase the ethane-based ethylene capacity at the Lake Charles complex and its conversion to 100% ethane feedstock capability. The Petro 2 expansion increased ethane-based ethylene capacity by approximately 240 million pounds annually.

OpCo currently plans to expand the capacity of Petro 1 by approximately 250 million pounds in late 2015 to early 2016. Along with increasing capacity, this expansion is projected to, among other things, improve ethylene recovery efficiency, improve mechanical reliability and reduce energy consumption in the ethylene production process. OpCo plans to fund the expansion through borrowings from Westlake. For more information on OpCo’s intercompany indebtedness, please read “Certain Relationships and Related Transactions—Intercompany Loans.”

Within Westlake’s Lake Charles complex, Petro 1 and Petro 2 are connected by pipeline systems to Westlake’s PE plants. Westlake may use the ethylene it purchases from OpCo at its Lake Charles complex or transfer it to its Geismar facility or its Longview complex, either through physical transportation or via exchange transactions. Westlake may also use the ethylene it purchases from OpCo with chlorine to produce ethylene dichloride and transport it via barge to Westlake’s Calvert City complex.

In addition, OpCo produces ethylene co-products including chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. OpCo will sell its output of these co-products to external customers.

Calvert City Olefins

One of OpCo’s ethylene production facilities is located at Westlake’s Calvert City complex, which we refer to as Calvert City Olefins. The capacity of Calvert City Olefins is 630 million pounds per year. Our recently completed project at Calvert City Olefins converted its feedstock from propane to ethane and increased its ethylene capacity by approximately 180 million pounds annually. This conversion enables OpCo to access low-cost ethane produced from the Marcellus Shale versus higher cost propane historically utilized by Calvert City Olefins as a feedstock.

Pipeline

OpCo owns a 200-mile 10-inch diameter ethylene pipeline system that connects the Equistar Pipeline, the Flint Hills Pipeline and the Lone Star Storage Facility in Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview PE production facility. The system has a capacity of 3.5 million pounds per day of ethylene and is operated as a common carrier pipeline by Buckeye Development & Logistics I LLC. As a common carrier intrastate pipeline in Texas, the system is subject to rate regulation under the Texas Utilities Code, as implemented by the Texas Railroad Commission, or the TRRC, and has a tariff on file with the TRRC.

Westlake’s Assets

Lake Charles Complex

Westlake’s Lake Charles complex consists of three tracts of land on over 1,300 acres in Lake Charles, each within two miles of one another. The complex includes OpCo’s two ethylene plants as well as Westlake’s two PE plants. The capacity of Westlake’s two PE plants is approximately 1.4 billion pounds per year. One of Westlake’s PE plants has two production units that use gas phase technology to produce LLDPE and give them the capability to produce HDPE. The other PE plant uses both autoclave and tubular technology to produce LDPE.

Westlake has the capability to consume all of the ethylene produced at Lake Charles Olefins to produce PE in its Olefins business and to produce ethylene dichloride (“EDC”), vinyl chloride monomer (“VCM”) and PVC in its Vinyls business. VCM is used to produce PVC. Westlake uses a majority of its PVC internally in the production of its building products. The remainder of its PVC is sold to downstream fabricators and the export market.

The Lake Charles complex is located near rail transportation facilities, which allows for efficient delivery of raw materials and prompt shipment of products to customers. In addition, the complex is connected by pipeline systems to Westlake’s ethylene feedstock sources in both Texas and Louisiana.

Calvert City Complex

Westlake’s Calvert City complex is situated on 584 acres on the Tennessee River in Kentucky and includes Calvert City Olefins, as well as Westlake’s chlor-alkali plant, VCM plant, PVC plant and large diameter PVC pipe plant. Westlake uses the ethylene produced at Calvert City Olefins to produce PVC.

The capacity of Westlake’s chlor-alkali plant is 550 million pounds of chlorine and 605 million pounds of caustic soda per year. Westlake’s chlorine plant utilizes efficient, state-of-the-art membrane technology. Westlake’s VCM plant has a capacity of 1.3 billion pounds per year and Westlake’s Calvert City PVC plant has a capacity of 1.1 billion pounds per year. Westlake’s large diameter PVC pipe facility has a capacity of approximately 77 million pounds per year. Westlake expanded its PVC plant in Calvert City, which allows Westlake to take advantage of the increased ethylene production at Calvert City Olefins and to provide additional PVC resin to meet the growing demands of Westlake’s global customers. The expansion of the Calvert City PVC plant increases PVC resin capacity by approximately 200 million pounds annually and will be completed during the second half of 2014.

Longview Complex

Westlake’s Longview complex consists of three PE plants and a specialty PE wax plant. The plants are located inside a large Eastman Chemical Company (“Eastman”) facility where Eastman produces a number of other chemical products. Westlake’s Longview plants have a total capacity of 1.1 billion pounds of PE per year. The technologies Westlake uses to produce PE at Longview are similar to the technologies that Westlake employs at Lake Charles. Two of the three PE plants use autoclave technology to produce LDPE, and the other PE plant uses gas phase technology to produce LLDPE and give it the capacity to produce HDPE.

Geismar Facility

Westlake’s vinyls facility in Geismar, Louisiana is situated on 188 acres on the Mississippi River. The site includes a PVC plant with a capacity of 600 million pounds per year and a VCM plant with a capacity of 550 million pounds per year with related ethylene dichloride capacity. In December 2013, Westlake announced the completion and start-up of a chlor-alkali plant at its Geismar facility. The new chlor-alkali unit is designed to produce up to 700 million pounds of chlorine annually.

Building Products Plants

Westlake manufactures and markets water, sewer, irrigation and conduit pipe products under the “North American Pipe” brand and specialty pipe, fittings, profiles and foundation building products under the “North America specialty Products” brand. Westlake also manufactures and markets PVC fence, decking, windows and door profiles under the “Westech Building Products” brand. All of Westlake’s building products are sold to external customers. Predominantly all of the PVC Westlake requires for its building products is produced internally. Westlake purchases the remainder of its PVC requirements from third parties at market prices. As of February 14, 2014, Westlake operated 12 building products plants, consisting of eight PVC pipe plants, two specialty PVC pipe and foundation building products plants and two profiles plants producing PVC fence, decking, windows and door profiles. The majority of the plants are strategically located near the Calvert City complex and serve customers throughout the middle U.S. The combined capacity of Westlake’s 12 building products plants is 1.2 billion pounds per year.

Technology

Historically, Westlake’s technology strategy has been to selectively acquire licenses from third parties and develop proprietary technology. Its selection process incorporates many factors, including the cost of the technology, its customers’ requirements, raw material and energy consumption rates, product quality, capital costs, maintenance requirements and reliability. After acquiring or developing a technology, Westlake devotes considerable effort to effectively employ the technology and further its development, with a view towards continuous improvement of its competitive position.

OpCo has perpetual and paid-up licenses for steam cracking and process recovery technology used at its ethylene plants from the following third-party providers:

•	At Lake Charles:

•	Kellogg, Brown and Root;

•	Chicago Bridge & Iron/Lummus; and

•	Technip Stone & Webster.

•	At Calvert City:

•	CFBraun; and

•	Technip Stone & Webster.

Environmental and Other Regulations

As is common in our industry, producing ethylene involves the use, storage, transportation and disposal of large quantities of toxic and hazardous materials, and our manufacturing operations require the generation and disposal of large quantities of hazardous wastes. We are subject to extensive, evolving and increasingly stringent federal, state and local environmental laws and regulations, which address, among other things, the following:

•	emissions to the air;

•	discharges to land or to surface and subsurface waters;

•	other releases into the environment;

•	remediation of contaminated sites;

•	generation, handling, storage, transportation, treatment and disposal of waste materials; and

•	maintenance of safe conditions in the workplace.

We are subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require us to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. These laws include the federal Clean Air Act (“CAA”), the federal Water Pollution Control Act (the “Clean Water Act”), the Resource Conservation and Recovery Act (“RCRA”), CERCLA, the Toxic Substances Control Act and various other federal, state and local laws and regulations. Examples of environmental regulations and risks associated with our business are outlined below.

The Federal Clean Air Act. The CAA and its implementing regulations, as well as the corresponding state laws and regulations, impose permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the CAA, or any future promulgations of standards may require the installation of controls or changes to our facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the CAA, its implementing regulations, and permits issued under the CAA, could result in fines, penalties or other sanctions.

Release Reporting. The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws, including the Emergency Planning and Community Right-to-Know Act. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Clean Water Act. The Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the U.S. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or noncompliance with other requirements of the CWA and analogous state laws and regulations.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation (“Goodrich”) chemical manufacturing complex in Calvert City, Kentucky, which is a portion of the B.F. Goodrich superfund site, Goodrich agreed to indemnify Westlake for any liabilities related to preexisting contamination at the complex. Westlake agreed to indemnify Goodrich for post-closing contamination caused by Westlake’s operations. The soil and groundwater at the complex had been extensively contaminated under Goodrich’s operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation (“PolyOne”), and that predecessor assumed Goodrich’s indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among Westlake, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007, and the case was dismissed. In the settlement the parties agreed that, among other things: (i) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (ii) either Westlake or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (iii) Westlake and PolyOne would negotiate a new environmental remediation utilities and services and secondment agreement to cover Westlake’s provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City complex do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by Westlake that have been invoiced to PolyOne to provide the environmental remediation services were $3.3 million and $2.7 million in 2013 and 2012, respectively. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne seeks to readjust the percentage allocation of costs and to recover approximately $1.4 million from Westlake in reimbursement of previously paid remediation costs. The arbitration is currently stayed pending the outcome of discussions between other parties and their insurance carriers.

State Administrative Proceedings. There are several administrative proceedings in Kentucky involving Westlake, Goodrich and PolyOne related to the same manufacturing complex in Calvert City, which includes OpCo’s ethylene production facility in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the “Cabinet”) re-issued Goodrich’s RCRA permit which requires Goodrich to remediate contamination at the Calvert City manufacturing complex. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich’s clean-up obligations under the permit to Westlake. Westlake intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study (“RIFS”) being conducted, under the auspices of the U.S. Environmental Protection Agency (“EPA”) pursuant to an Administrative Settlement Agreement (“AOC”), which became effective on December 9, 2009. See “Federal Administrative Proceedings” below. Periodic status conferences will be held to evaluate whether additional proceedings will be required.

Federal Administrative Proceedings. In May 2009, the Cabinet sent a letter to the EPA requesting the EPA’s assistance in addressing contamination at the Calvert City site under CERCLA. In its response to the Cabinet, the EPA stated that it concurred with the Cabinet’s request and would incorporate work previously conducted under the Cabinet’s RCRA authority into the EPA’s cleanup efforts under CERCLA. Since 1983, the EPA has been addressing contamination at an abandoned landfill adjacent to our plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. During the past three years, the EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at the Calvert City site. In June 2009, the EPA notified Westlake that Westlake may have potential liability under section 107(a) of CERCLA at its plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. Westlake negotiated, in conjunction with the other potentially responsible parties, the AOC and an order to conduct the RIFS. Due to our ownership and current operation of the property, we may be subject to additional requirements and liabilities under CERCLA and we cannot assure you that any additional requirements and liabilities under CERCLA will not be material.

Louisiana Notice of Violations. The Louisiana Department of Environmental Quality (“LDEQ”) has issued notices of violations (“NOVs”) regarding our assets, and those of Westlake, for various air compliance issues. We and Westlake are working with LDEQ to settle these claims, and a global settlement of all claims is being discussed. While settlement may result in a total civil penalty in excess of $100,000, such a settlement will likely cover assets owned by both us and Westlake, and to the extent that it covers our assets, the liability will be retained by Westlake.

General. It is our policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for our employees. In some cases, compliance can be achieved only by incurring capital expenditures. In 2013, Westlake made capital expenditures of $6.1 million related to environmental compliance. We estimate that OpCo will make capital expenditures of approximately $1.8 million in 2014 and $12.5 million in 2015, respectively, related to environmental compliance. We anticipate that stringent environmental regulations will continue to be imposed on us and the industry in general. Although we cannot predict with certainty future expenditures, management believes that our current spending trends will continue.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites and our ability to rely on third parties to carry out such remediation. Subject to the foregoing, but taking into consideration our experience regarding environmental matters of a similar nature and facts currently known, and except for the outcome of pending litigation and regulatory proceedings, which we cannot predict, but which could have a material adverse effect on us, we believe that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on our business and financial results.

Employees

Neither we nor OpCo has any employees. As of March 31, 2014, Westlake had 2,169 employees, of which 487 were involved in the ethylene business of our Predecessor. Of these 487 employees involved in the ethylene business, 53 are covered by collective bargaining agreements that expire on November 1, 2014. There have been no strikes or lockouts, and Westlake has not experienced any work stoppages throughout its history. We believe that Westlake’s relationship with the local union officials and bargaining committees is open and positive.

Legal Proceedings

In the ordinary conduct of our business, we and Westlake and our and Westlake’s subsidiaries, including OpCo, are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters. See “—Environmental, Health and Safety Matters.” Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we or Westlake or any of our or Westlake’s subsidiaries, including OpCo, are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Competition

Due to the Ethylene Sales Agreement and integration with Westlake, OpCo does not directly compete with other ethylene producers for 95% of the planned volumes it produces. It is only on the 5% of planned ethylene volumes not sold to Westlake where OpCo competes with other regional merchant ethylene producers, including LyondellBasell Industries, Royal Dutch Shell and Flint Hills Resources. Westlake converts the ethylene it purchases into two key derivative products, PE and PVC, and faces competition from other chemical companies in these markets.

In PE and PVC, Westlake competes on the basis of customer service, product deliverability, quality, consistency, performance and price. In PE, Westlake competes with some of the world’s largest chemical companies, including Chevron Phillips Chemical Company, The Dow Chemical Company, ExxonMobil Chemical Company, LyondellBasell Industries and NOVA Chemicals Corporation. In PVC, Westlake competes with other producers including Formosa Plastics Corporation, Axiall Corporation, Oxy Chem, LP and Shintech, Inc. Westlake additionally converts PVC into building products. Competition in the building products market is based on on-time delivery, product quality, customer service, product consistency and price. Westlake competes in the building products market with other producers and fabricators including Diamond Plastics Corporation and JM Eagle.

MANAGEMENT

Management of Westlake Chemical Partners LP

We are managed and operated by the board of directors and executive officers of our general partner, Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake. As a result of owning our general partner, Westlake will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have six directors, two of whom will be independent as defined under the standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering. Westlake has appointed two independent directors to the board of directors of our general partner and will appoint a third independent director not later than one year following the date of this prospectus.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Westlake. The amount of time that our executive officers will devote to our business and the business of Westlake will vary in any given period based on a variety of factors. We expect that our general partner’s executive officers will devote as much time as is necessary for the proper conduct of our business and affairs. However, their fiduciary duties to Westlake and other obligations may prevent them from devoting sufficient time to our business and affairs.

Following the consummation of this offering, we will reimburse our general partner and its affiliates, including Westlake, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include those we and OpCo will incur under the services and secondment agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read “Certain Relationships and Related Transactions—Contractual Agreements.”

In evaluating director candidates for our general partner, Westlake will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. The President, Chief Executive Officer and Director and the Chairman of the Board of Directors of our general partner are brothers. Otherwise, there are no familial relationships among any of our general partner’s directors or executive officers. Some of the directors and all of the executive officers of our general partner also serve as executive officers of Westlake. The directors and executive officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Westlake. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.” Each director and executive officer of our general partner will be fully indemnified by us for actions associated with being a director or executive officer to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

Name	Age	Position With Our General Partner
Albert Chao	65	President, Chief Executive Officer and Director
James Chao	66	Chairman of the Board of Directors
M. Steven Bender	58	Senior Vice President, Chief Financial Officer and Director
L. Benjamin Ederington	44	Vice President, General Counsel and Director
David R. Hansen	64	Senior Vice President, Administration
George Mangieri	63	Vice President and Chief Accounting Officer
Lawrence Teel	55	Senior Vice President, Olefins
Max L. Lukens	66	Director
Gary K. Adams	63	Director

Albert Chao. Mr. Chao has been our general partner’s President, Chief Executive Officer and a director since our general partner’s formation in March 2014 and the sole director of OpCo’s general partner since its formation. Additionally, Mr. Chao has been Westlake’s President since May 1996 and a director since June 2003. Mr. Chao became Westlake’s Chief Executive Officer in July 2004. Mr. Chao has over 40 years of global experience in the chemical industry. In 1985, Mr. Chao assisted his father T.T. Chao and his brother James Chao in founding Westlake, where he served as Executive Vice President until he succeeded James Chao as President. He has held positions in the Controller’s Group of Mobil Oil Corporation, in the Technical Department of Hercules Incorporated, in the Plastics Group of Gulf Oil Corporation and has served as Assistant to the Chairman of China General Plastics Group and Deputy Managing Director of a plastics fabrication business in Singapore. Mr. Chao is a trustee of Rice University. Mr. Chao received a bachelor’s degree from Brandeis University and an M.B.A. from Columbia University.

James Chao. Mr. Chao has been Chairman of the Board of Directors of our general partner since our general partner’s formation in March 2014. Mr. Chao has also been Westlake’s Chairman of the Board since July 2004 and became a director in June 2003. From May 1996 to July 2004, he served as Westlake’s Vice Chairman. Mr. Chao also has responsibility for the oversight of Westlake’s Vinyls business. Mr. Chao has over 40 years of global experience in the chemical industry. In November 2010, he resigned as the Executive Chairman of Titan Chemicals Corp. Bhd, a post he held since June 2003. Prior to that he served as Titan’s Managing Director. He has served as a Special Assistant to the Chairman of China General Plastics Group and worked in various financial, managerial and technical positions at Mattel Incorporated, Developmental Bank of Singapore, Singapore Gulf Plastics Pte. Ltd. and Gulf Oil Corporation. Mr. Chao, along with his brother Albert Chao, assisted their father T.T. Chao in founding Westlake. Mr. Chao is on the board of Baylor College of Medicine and KIPP (Knowledge is Power Program). Mr. Chao received his B.S. degree from Massachusetts Institute of Technology and an M.B.A. from Columbia University.

M. Steven Bender. Mr. Bender has been our general partner’s Senior Vice President, Chief Financial Officer and a director since our general partner’s formation in March 2014. Mr. Bender has also been Westlake’s Senior Vice President and Chief Financial Officer since February 2008. In addition, Mr. Bender has served as its Treasurer since July 2011, a position he also held from February 2008 until December 2010. From February 2007 to February 2008, Mr. Bender served as Westlake’s Vice President, Chief Financial Officer and Treasurer and from June 2005 to February 2007, he served as its Vice President and Treasurer. From June 2002 until June 2005, Mr. Bender served as Vice President and Treasurer of KBR, Inc., and from 1996 to 2002 he held the position of Assistant Treasurer for Halliburton Company. Prior to that, he held various financial positions within that company. Additionally, he was employed by Texas Eastern Corporation for over a decade in a variety of increasingly responsible audit, finance and treasury positions. Mr. Bender received a Bachelor of Business Administration from Texas A&M University and an M.B.A. from Southern Methodist University. Mr. Bender is also a Certified Public Accountant.

L. Benjamin Ederington. Mr. Ederington has been our general partner’s Vice President, General Counsel, Corporate Secretary and a director since our general partner’s formation in March 2014. He has also been Westlake’s Vice President, General Counsel and Corporate Secretary since October 2013. Prior to joining Westlake, he held a variety of senior legal positions at LyondellBasell Industries, N.V. and its predecessor companies, LyondellBasell Industries AF SCA and Lyondell Chemical Company, including most recently as Associate General Counsel, Commercial & Strategic Transactions from March 2010 to September 2013, interim Director of Government Affairs from March 2010 to April 2011 and Lead Counsel, Chemicals from December 2007 to March 2010. He began his legal career more than 17 years ago at the law firm of Steptoe & Johnson, LLP. Mr. Ederington holds a B.A. from Yale University and received his J.D. from Harvard University.

David R. Hansen. Mr. Hansen has been our general partner’s Senior Vice President, Administration, since July 2014. In addition he has served as Westlake’s Senior Vice President, Administration since September 1999 and served as Vice President, Human Resources from 1993 to 1999. From August 2003 until July 2004 he was also Westlake’s Secretary. Prior to joining Westlake in 1990, Mr. Hansen served as Director of Human Resources & Administration for Agrico Chemical Company and held various human resources and administrative management positions within the Williams Companies. He has 30 years of administrative management experience in the oil, gas, energy, chemicals, pipeline, plastics and computer industries. He received his Bachelor of Science degree in Social Science from the University of Utah and has completed extensive graduate work toward an M.S. in Human Resources Management.

George J. Mangieri. Mr. Mangieri has been our general partner’s Vice President and Chief Accounting Officer since our general partner’s formation in March 2014. Mr. Mangieri has held those same positions for Westlake since February 2007. From April 2000 to February 2007, he was also its Vice President and Controller. Prior to joining Westlake, Mr. Mangieri served as Vice President and Controller of Zurn Industries, Inc. from 1998 to 2000. He previously was employed as Vice President and Controller for Imo Industries, Inc. in New Jersey, and spent over 10 years in public accounting with Ernst & Young LLP, where he served as Senior Manager. He received his Bachelor of Science degree from Monmouth College and is a Certified Public Accountant.

Lawrence (Skip) Teel. Mr. Teel has been our general partner’s Senior Vice President, Olefins since June 2014. Before that, he served as Westlake’s Vice President, Olefins since July 2012. Mr. Teel joined Westlake in September 2009 as Director, Olefins and Feedstock after a 23-year career with Lyondell Chemical Company where he served as the Vice President, Refining from August 2006 to May 2008. From 2001 to 2006, Mr. Teel held the position of Director, Corporate Planning and Business Development at Lyondell Chemical Company. During his career, he has held a variety of marketing, operations and general management assignments. Mr. Teel received a B.S. in Chemical Engineering from New Mexico State University and an M.S. in Finance from the University of Houston.

Max L. Lukens. Mr. Lukens has been a director of our general partner since June 2014. Mr. Lukens serves on the Audit Committee. He has been a director of Westlake since August 2004. Since May 2006, Mr. Lukens has managed his personal investments. Mr. Lukens served as President and Chief Executive Officer of Stewart & Stevenson Services, Inc. until May 2006 and prior to that served as its Chairman of the Board from December 2002 to March 2004, and Interim Chief Executive Officer and President, from September 2003 to March 2004. He was also previously employed by Baker Hughes Incorporated from 1981 to January 2000, where he served as Baker Hughes’ Chairman of the Board, President and Chief Executive Officer from 1997 to January 2000. Between 2003 and 2009, he served as a director of NCI Building Systems, Inc. He also served as a director of The Pep Boys—Manny, Moe & Jack from August 2006 until October 2007 and again from June 2009 until

September 2011. He was also Chairman of the Board of that company from June 2009 until he resigned in September 2011. Mr. Lukens was a Certified Public Accountant with Deloitte Haskins & Sells for 10 years and received both his B.S. and M.B.A. degrees from Miami University.

Gary K. Adams. Mr. Adams has been a director of our general partner since July 2014. He serves on the Audit Committee. Mr. Adams currently serves as a chief advisor of Chemicals of IHS Inc. (“IHS”). He previously served more than 20 years with Chemical Market Association Inc. (“CMAI”), during which he progressed to president, CEO and chairman of CMAI in 1997, serving in those roles until CMAI was acquired by IHS in 2011. He also serves as a director for Phillip 66 Partners GP LLC and Trecora Resources.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that the board of directors of our general partner will approve equity grants to directors and employees.

Audit Committee

Our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. Max L. Lukens and Gary K. Adams will be the members of the audit committee as of the date the common units are first listed on the NYSE, with Mr. Lukens serving as chairman. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (i) retain and terminate our independent registered public accounting firm, (ii) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (iii) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and management of our general partner.

Conflicts Committee

At least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Westlake, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

COMPENSATION DISCUSSION AND ANALYSIS

We and our general partner were formed in March 2014 and will have no material assets or operations until the closing of this offering. Accordingly, our general partner has not accrued and will not accrue any obligations with respect to compensation of its directors and executive officers for any periods prior to the closing of this offering. Because the executive officers of our general partner are employed by Westlake, compensation of the executive officers, other than the long-term incentive plan described below, will be set by Westlake. The executive officers of our general partner will continue to participate in Westlake’s employee benefit plans and arrangements, including plans that may be established in the future. Our general partner has not entered into any employment agreements with any of its executive officers.

Our general partner will not receive a management fee or other compensation for its management of our partnership under the omnibus agreement with Westlake or otherwise. Under the terms of our partnership agreement, we will reimburse our general partner, and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business. The partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include expenses we and OpCo will incur under the services and secondment agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid, if any, to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Distributions and Payments to Our General Partner and Its Affiliates” and “The Partnership Agreement—Reimbursement of Expenses.”

Overview

We do not directly employ any of the persons responsible for managing our business, and we do not have a compensation committee. We are managed by our general partner and our executive officers are employees of Westlake. References to “our directors” and “our executive officers” refer to the directors and executive officers of our general partner. Each of our executive officers is also an executive officer of Westlake, and we expect that our executive officers will devote less than a majority of their total business time to the management of our assets. We reimburse Westlake for the services provided to us by Westlake’s employees, including our executive officers. Our reimbursement is governed by the terms of the omnibus agreement as well as our partnership agreement and will be based on Westlake’s methodology used for allocating compensation expenses to us. We will be solely responsible for paying the expenses associated with any awards granted under the long-term incentive plan described below which has been adopted by our general partner.

The compensation of our executive officers (other than long-term incentive plan benefits described below) is and will be determined and approved by Westlake. We expect that our executive officers will not receive additional compensation for their service as such.

Long-Term Incentive Plan

Prior to the completion of this offering, we expect our general partner to adopt the Westlake Chemical Partners LP Long-Term Incentive Plan, or the LTIP, pursuant to which directors, officers (including the named executive officers), certain employees and certain consultants of our general partner and its affiliates will be eligible to receive awards with respect to our common units. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

The LTIP will provide for the grant, from time to time, at the discretion of the board of directors of our general partner, of unit options, unit appreciation rights, restricted units, phantom units, unit awards, distribution equivalent rights (“DERs”) or other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, an aggregate of 1,270,000 common units may be delivered pursuant to awards under the LTIP. Units subject to awards that are forfeited, cancelled, exercised, paid or otherwise terminated without the delivery of units will be available for delivery pursuant to other awards under the LTIP. The LTIP will be administered by the board of directors of our general partner or a committee thereof, either of which we refer to herein as the “committee.” The LTIP will be designed to promote our interests, as well as the interests of our unitholders, by rewarding the directors, officers, employees and consultants of our general partner and its affiliates for superior performance, as well as by strengthening our general partner’s and its affiliates’ abilities to attract, retain and motivate individuals who are essential for our growth and profitability.

Unit Options and Unit Appreciation Rights. The LTIP will permit the grant of unit options and unit appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units as of the exercise date over a specified exercise price, either in cash or in common units, as determined in the discretion of the committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the committee may determine, consistent with the terms of the LTIP; however, the exercise price of a unit option or unit appreciation right generally must be equal to or greater than the fair market value of a common unit on the date of grant.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the participant holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the participant to receive a common unit (or such greater or lesser number of common units as may be provided pursuant to the applicable award agreement) upon the vesting of the phantom unit (or on a deferred basis upon specified future dates or events) or, in the discretion of the committee, cash equal to the fair market value of a common unit (or such greater or lesser number of common units). The committee may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the committee may determine are appropriate, including the period over which restricted or phantom units will vest. The committee may, in its discretion, base vesting on the participant’s completion of a period of service or upon the achievement of specified performance criteria or as otherwise set forth in an award agreement. Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units. The committee, in its discretion, may also grant tandem DERs with respect to phantom units. DERs are described in more detail below.

Unit Awards. A unit award is an award of common units that are fully vested upon grant and are not subject to forfeiture. Unit awards may be paid in addition to, or in lieu of, cash or other compensation that would otherwise be payable to a participant. A unit award may be wholly discretionary in amount or it may be paid with respect to a bonus or other incentive compensation award, the amount of which is determined based on the achievement of performance criteria or other factors.

Distribution Equivalent Rights. The committee is authorized to grant DERs either in tandem with an award or as a separate award. DERs are contingent rights to receive an amount in cash, common units, restricted units, phantom units or any combination thereof, as determined by the committee in its discretion, equal to the cash distributions made on our common units during the period in which such award remains outstanding. The terms and conditions applicable to DERs will be determined by the committee and set forth in an award agreement.

Other Unit-Based Awards. The LTIP will also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of specified performance criteria or other measures. On vesting (or on a deferred basis upon specified future dates or events), an other unit-based award may be paid in cash and/or in units, as determined by the committee.

Source of Common Units; Cost; Proceeds. Common units to be delivered with respect to awards under the LTIP may consist, in whole or in part, of common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us, one of our affiliates or any other person, new common units otherwise issuable by us or any combination of the foregoing, as determined by the committee in its discretion. With respect to awards made to directors, officers, employees and consultants of our general partner and its affiliates, our general partner will be entitled to reimbursement by us for the cost incurred in acquiring such common units or, with respect to unit options, for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from a participant at the time of the participant’s exercise of an option. Thus, we will bear the cost of all awards under the LTIP. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash by our general partner, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Amendment or Termination of Long-Term Incentive Plan. The committee, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP will automatically terminate on the 10th anniversary of the date it is initially adopted by our general partner. The committee also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the benefit of a participant without the consent of the affected participant.

Compensation of Directors

Officers or employees of Westlake or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of Westlake or its affiliates will receive compensation for services on our general partner’s board of directors and committees thereof. Following the consummation of this offering, we expect our general partner to implement an annual retainer compensation package for the non-employee directors valued at approximately $130,000, of which approximately $65,000 would be paid in the form of an annual cash retainer and the remaining $65,000 retainer fee would be paid in a grant of Unit Awards under the LTIP.

In addition, our general partner expects to pay the audit committee chairman an additional annual amount of $15,000.

In addition, each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending board and committee meetings. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Westlake Chemical Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer of our general partner; and

•	all of our directors, director nominees and executive officers of our general partner as a group.

The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described in “Underwriting.” Unless otherwise noted, the address for each beneficial owner listed below is 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Westlake Chemical Corporation	1,436,115	5.7%	12,686,115	100%	55.7%
Westlake Chemical Partners GP LLC	—	—	—	—	—
Albert Chao	—	—	—	—	—
James Chao	—	—	—	—	—
M. Steven Bender	—	—	—	—	—
L. Benjamin Ederington	—	—	—	—	—
David R. Hansen	—	—	—	—	—
George Mangieri	—	—	—	—	—
Max L. Lukens	—	—	—	—	—
Lawrence Teel	—	—	—	—	—
Gary K. Adams	—	—	—	—	—
All directors, director nominees executive officers as a group (9 persons)	—	—%	—	—	—%

The following table sets forth, as of July 7, 2014, the number of shares of common stock of Westlake Chemical Corporation owned by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group:

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Directors and Named Executive Officers	Direct(2)	Other		Percent of Class
Albert Chao	832,442	92,010,554	(3)(4)	69.5%
James Chao	173,064	92,010,554	(4)(5)	69.1%
M. Steven Bender	112,024	—		*
L. Benjamin Ederington	0	—		*
David R. Hansen	34,650	—		*
George Mangieri	25,682	—		*
Max L. Lukens	16,384	—		*
Lawrence Teel	1,236	—		*
Gary K. Adams	0	—		*
All directors, director nominees and executive officers as a group (9 persons)	1,195,482	92,010,554		69.8%

*	Less than 1% of the outstanding shares of common stock.
(1)	None of the shares beneficially owned by our directors, nominees or officers are pledged as security.
(2)	The amounts include shares of common stock that may be acquired within 60 days from July 7, 2014 through the exercise of options held by Mr. Albert Chao (570,234), Mr. James Chao (72,938), Mr. Bender

(69,034), Mr. Hansen (7,770), Mr. Mangieri (1,206) and all directors, nominees and executive officers as a group (721,182). The amounts also include unvested shares of restricted stock held by Mr. Albert Chao (23,964), Mr. James Chao (19,172), Mr. Bender (22,366), Mr. Hansen (15,632), Mr. Mangieri (18,122), Mr. Lukens (874), Mr. Teel (1,048) and all directors and executive officers as a group (101,178), over which such persons have sole voting power but no dispositive power. The amounts also include shares of common stock that may be acquired within 60 days from July 7, 2014 through the distribution election of restricted stock units held by Mr. Lukens (586).
(3)	Does not include common stock of Westlake Chemical Corporation owned directly by James Chao and 40,000 shares of common stock owned by the estate of Albert Chao’s mother. Albert Chao disclaims beneficial ownership of these shares.
(4)	Two trusts for the benefit of members of the Chao family, including James Chao and Albert Chao, are the managers of TTWFGP LLC, a Delaware limited liability company, which is the general partner of TTWF LP. The limited partners of TTWF LP are five trusts principally for the benefit of members of the Chao family, including James Chao and Albert Chao and two corporations owned, indirectly or directly, by certain of these trusts and by other entities owned by members of the Chao family, including James Chao and Albert Chao. James Chao, Albert Chao, TTWF LP and TTWFGP LLC share voting and dispositive power with respect to the shares of Westlake’s common stock beneficially owned by TTWF LP. James Chao and Albert Chao disclaim beneficial ownership of the 92,010,554 shares held by TTWF LP except to the extent of their respective pecuniary interest therein.
(5)	Does not include common stock of Westlake Chemical Corporation owned directly by Albert Chao and 40,000 shares of common stock owned by the estate of James Chao’s mother. James Chao disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historical Transactions

Prior to the offering, our Predecessor was the ethylene operations conducted by wholly owned subsidiaries of Westlake and operated as a component of the integrated operations of Westlake and its affiliates. Consequently, we have historically engaged in significant transactions and have had material relationships with Westlake and its affiliates on a continuous basis.

Our Predecessor sold ethylene to Westlake and its affiliates, and purchased from Westlake and its affiliates ethane, propane and other feedstocks.

Ownership of General Partner and Limited Partner Interests

Following the completion of this offering, Westlake will own 90% of the limited partner interests in OpCo. In addition, Westlake will beneficially own our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights. As a result, Westlake will continue to be able to control the election of the directors of our general partner, otherwise exercise control or significant influence over our partnership and management policies and generally determine the outcome of any partnership or OpCo transaction or other matter submitted to our unitholders for approval, including certain potential mergers or acquisitions, certain asset sales and other significant partnership transactions. So long as Westlake owns a majority equity interest in our general partner or a significant amount of our limited partner interest, Westlake will continue to be able to effectively control or significantly influence the outcome of such matters.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of a 5.8% interest in OpCo and our purchase of an additional 4.2% interest in OpCo	•	1,436,115 common units;

•	12,686,115 subordinated units;

•	our incentive distribution rights; and

•

$249.2 million of net proceeds from this offering will be used to purchase a 4.2% interest in OpCo; OpCo, in turn, will use such net proceeds (after deducting approximately $55.4 million to establish a turnaround reserve) to reimburse Westlake for certain pre-formation capital expenditures with respect to the assets contributed to OpCo and to repay intercompany debt to Westlake.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from such exercise to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay intercompany debt to Westlake.

Operational Stage

Distributions of cash to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $15.5 million on their units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include expenses we and OpCo will incur under the services and secondment agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and Westlake’s incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Contractual Arrangements

We and other parties have entered into or will enter into the various documents and agreements that will affect the offering transactions, including our acquisition of interests in OpCo, the transfer of assets in, and the assumption of liabilities by, us and OpCo, and the application of the proceeds of this offering, and we have entered into or are entering into a number of other agreements with Westlake and its affiliates. These agreements are not and will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into OpCo, will be paid from the proceeds of this offering.

The following discussion of agreements with Westlake is qualified in its entirety by reference to such agreements, or in certain instances the forms of such agreements, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Contribution Agreements

In connection with the closing of this offering, we will enter into contribution agreements that will effect certain transactions that will occur at the closing of this offering, including the transfer of Westlake’s ethylene production assets into OpCo, the transfer of ownership interests in OpCo and its general partner to us, and the use of the net proceeds of this offering. While we believe these agreements are on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, they will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Ethylene Sales Agreement

General. In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake (the “Ethylene Sales Agreement”). The Ethylene Sales Agreement requires Westlake to purchase a minimum volume of ethylene each year.

Minimum commitment. Westlake will agree to purchase from OpCo 95% of OpCo’s planned ethylene production per year (the “Minimum Commitment”), subject to certain exceptions and a maximum commitment of 3.8 billion pounds per year. So long as Westlake is not in default under the Ethylene Sales Agreement, if OpCo’s actual production exceeds planned production, Westlake will have the option to purchase up to 95% of the excess production (the “Excess Production Option”).

Fee. The fee for ethylene purchased by Westlake from OpCo will be paid monthly. The fee for each pound of ethylene purchased by Westlake up to the Minimum Commitment in any calendar year will equal:

•

the actual price OpCo will pay Westlake to purchase ethane (or other feedstock, such as propane, if applicable) to produce each pound of ethylene, subject to a specified cap and a floor on the amount of feedstock that should be needed to produce each pound of ethylene; plus

•

the actual price OpCo will pay Westlake to purchase natural gas to produce each pound of ethylene, subject to a specified cap and a floor on the amount of natural gas that should be needed to produce each pound of ethylene; plus

•	OpCo’s estimated operating costs (including selling, general and administrative expenses), as described below, divided by OpCo’s planned ethylene production for the year (in pounds); plus

•	a five-year average of OpCo’s expected future maintenance capital expenditures and other turnaround expenditures, divided by OpCo’s planned ethylene production capacity for the year (in pounds); less

•

the proceeds (on a per pound of ethylene basis) received by OpCo from the sale of co-products (including, but not limited to, propylene, crude butadiene, pyrolysis gasoline and hydrogen) associated with producing the ethylene purchased by Westlake; plus

•	a $0.10 per pound margin.

The fee for the Excess Production Option, if exercised, will equal OpCo’s estimated variable operating costs of producing the incremental ethylene, net of revenues from co-product sales plus a $0.10 per pound margin.

The estimated operating costs and expected future maintenance capital expenditures and other turnaround expenditures will be adjusted at the end of each year, to be applicable for the fee for the next calendar year, to reflect certain changes in forecasted costs. The aggregate estimated operating costs and expected future maintenance capital expenditures and other turnaround expenditures may be increased at the end of any calendar year, but will not be decreased more than every three years, and will not be decreased below the initial amounts specified in the Ethylene Sales Agreement. Estimated operating costs and expected future maintenance capital expenditures and other turnaround expenditures will not be adjusted for (i) increased costs that are the result of OpCo failing to act as a “reasonably prudent operator” or (ii) extraordinary or catastrophic repair and replacement costs. If, for any calendar year, OpCo’s actual operating costs and maintenance capital expenditures and other turnaround expenditures are higher than the estimate for that calendar year, or OpCo’s actual production is below the planned production amount upon which the per pound cost is based, OpCo will be entitled to include in the fee for the succeeding year a surcharge to recover the resulting shortfall. If these costs and expenditures are lower than the estimate, OpCo will retain the difference, but such difference may be reflected in periodic downward adjustments to the total estimated costs and expenditures.

The result of the fee structure is that OpCo should recover the portion of its total operating costs and maintenance capital expenditures and other turnaround expenditures corresponding to the portion of OpCo’s aggregate production that is purchased by Westlake.

Force majeure. A force majeure event under the Ethylene Sales Agreement includes, but is not limited to, acts of God; fire; war; floods, earthquakes, tornadoes, hurricane or other weather events; interruption or delay in transportation and any inadequacy, shortage or failure or breakdown of supply of raw materials; certain labor difficulties (whether or not the demands of the employee are within the power of the claiming party to concede); and compliance with governmental orders or laws. During any force majeure event with respect to Westlake’s facility, OpCo will be relieved of its obligations to produce ethylene to the extent such obligations are affected by the force majeure event. If the force majeure event is solely with respect to Westlake’s ability to perform under the agreement, Westlake will be obligated to continue to pay for the minimum volume, including with respect to feedstock that Westlake is unable to deliver due to the force majeure event, irrespective of such events’ duration. During any force majeure event with respect to OpCo’s facilities, Westlake will be relieved of its obligation to deliver feedstock and purchase ethylene, but will continue to be obligated to continue to pay for the Minimum Commitment for up to 45 days, after which the Minimum Commitment will be reduced to the extent OpCo is unable to produce the ethylene.

Term. The Ethylene Sales Agreement has an initial term extending until December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated.

Feedstock Supply Agreement

In connection with this offering, OpCo will enter into a feedstock supply agreement with Westlake, pursuant to which Westlake will agree to sell OpCo ethane and other feedstock in amounts sufficient for OpCo to produce the ethylene to be sold under the Ethylene Sales Agreement (the “Feedstock Supply Agreement”).

The Feedstock Supply Agreement will provide that OpCo will obtain feedstock from Westlake, based on Westlake’s total cost of purchasing and delivering the feedstock, including applicable transportation, storage and other costs. Title and risk of loss for all feedstock purchased by OpCo through the Feedstock Supply Agreement passes to OpCo upon delivery to one of three delivery points described in the Feedstock Supply Agreement.

If Westlake fails to provide the feedstock required to be delivered under the Feedstock Supply Agreement, except in limited circumstances, Westlake will owe OpCo, as liquidated damages, a fee for each pound of ethylene OpCo is unable to produce and deliver equal to the purchase price under the Ethylene Sales Agreement (other than certain costs not incurred because the ethylene is not produced).

The term of the Feedstock Supply Agreement has an initial term extending until December 31, 2026 and will automatically renew thereafter for successive 12-month terms unless terminated by either party; provided, however, that such agreement can only be renewed in the event the Ethylene Sales Agreement is renewed simultaneously. The Feedstock Supply Agreement may, in certain circumstances, terminate concurrently with the termination of the Ethylene Sales Agreement.

Services and Secondment Agreement

OpCo will enter into a services and secondment agreement with Westlake. Pursuant to the services and secondment agreement, (a) OpCo has agreed to provide Westlake with purge gas processing services, steam and demineralized water required for the operation of Westlake’s facilities; and (b) Westlake has agreed to provide to OpCo various services including: (i) comprehensive operating services for OpCo’s facilities and (ii) services relating to the maintenance and operation of those common facilities that are necessary for the operation of OpCo’s units (including, but not limited to, control room and process safety, emergency response and security, warehouse and laboratory upkeep and maintenance of buildings and grounds). Westlake seconded employees who will perform the services required by the services and secondment agreement to allow OpCo to operate OpCo’s facilities in an efficient and compliant manner. OpCo will control the seconded employees while they work on OpCo’s facilities but Westlake will retain all power to hire or terminate the seconded employees or negotiate any terms of their employment with a union.

Westlake will also make available to OpCo electricity, natural gas, fuel gas, boiler feed water, steam, cooling water, potable water and other shared utility services that are necessary for OpCo to operate its units. In addition, Westlake is responsible for maintaining all permits that are reasonably necessary in connection with the ownership and operation of its facilities. The services and secondment agreement also provides that the parties will use commercially reasonable efforts to furnish such additional services as the other party may request on terms mutually agreed upon. The provision of services to OpCo is subject to the control of OpCo, and in performing its obligations under the services and secondment agreement, each party is required at all times to act in accordance with reasonably prudent operating and maintenance practices of the U.S. chemical industry. In addition, the services are to be performed with the same general degree of care and at the same general degree of accuracy and responsiveness as when each party performs services for itself at its own facilities and units.

OpCo has agreed to pay the costs of the services, including (i) a prorated share of costs incurred by Westlake or its affiliates in connection with the employment of the seconded employees, including administrative personnel, who provide OpCo services under the agreement on a part-time basis, and such prorated share shall be determined by Westlake on a commercially reasonable basis, based on the percent of total working time that such seconded employees are engaged in performing services for OpCo and (ii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization. In respect of the services provided by OpCo, Westlake has agreed to pay (i) the costs incurred by OpCo in the production of the steam and demineralized water; and (ii) a processing charge mutually agreed between the parties for the purge gas processing services. The services and secondment agreement has an initial 12-year term. The services and secondment agreement may be renewed thereafter upon agreement of the parties and shall automatically terminate the agreement if the Ethylene Sales Agreement terminates under certain circumstances, Westlake may terminate the agreement if OpCo fails to operate its facilities for a period of six consecutive months (other than due to force majeure or construction following a casualty loss) or if OpCo permanently shuts down its facilities. OpCo may terminate the agreement if the annual fees payable in respect of services provided by Westlake exceed the amount of the applicable agreed annual budget by the greater of 20% or $1.0 million without OpCo’s prior written consent. Each party may terminate the services and secondment agreement under certain circumstances if the other party materially defaults on the performance of its obligations and such default continues for a 30-day period.

Westlake has agreed to provide to OpCo at least 12 months advance notice of any permanent planned shutdown of Westlake’s Calvert City or Lake Charles complexes and at least nine months advance notice of any planned reconfiguration of such complexes where OpCo’s units would be shut down for three months or more (excluding planned maintenance turnarounds).

Site Lease Agreements

OpCo will enter into two site lease agreements with Westlake pursuant to which Westlake has agreed to lease to OpCo the real property underlying Lake Charles Olefins and Calvert City Olefins, respectively, and to grant OpCo rights to access and use certain other portions of Westlake’s ethylene production facilities that are necessary to operate OpCo’s units at such ethylene production facilities. OpCo will owe Westlake $1 per site per year.

The site lease agreements each have a term of 50 years. Each of site lease agreements may be renewed if agreed by the parties. If an event of default with respect to bankruptcy of OpCo occurs, if Westlake terminates the Ethylene Sales Agreement in accordance with its provisions either for cause or due to a force majeure event, or if OpCo ceases to operate Lake Charles Olefins or Calvert City Olefins for six consecutive months (other than due to force majeure or construction following a casualty loss), Westlake may terminate the applicable site lease following notice and expiration of a cure period to remedy the default. If other events of default under the site lease agreements occur, the non-defaulting party must engage in mediation and a court determination that an event of default has occurred before terminating the applicable site lease. If Lake Charles Olefins or Calvert City Olefins is destroyed by a casualty loss (other than as a result of the gross negligence or intentional misconduct of OpCo), OpCo may terminate the applicable site lease within 180 days. In addition, if OpCo fails to act in good faith to expeditiously restore Lake Charles Olefins or Calvert City Olefins following a casualty loss, Westlake has the ability to terminate the applicable site lease, to restore the units and to purchase the units at fair market value.

Subject to Westlake’s repurchase right associated with a casualty loss described above, within one year of the applicable lease expiring or being terminated, OpCo may remove the ethylene production facilities and other related improvements owned by OpCo from the leased premises; provided, however, that OpCo may only remove its assets if the removal can be accomplished without unreasonable damage or harm to the leased premises or the remainder of Westlake’s applicable facility, and without material interruption to Westlake’s operations thereon or therefrom. OpCo will be responsible for repairing or restoring any damage to the leased premises and the remainder of Westlake’s applicable facility caused by such removal. Any assets that are not timely removed by OpCo shall be deemed to have been surrendered to Westlake.

Omnibus Agreement

Upon the closing of this offering, we and OpCo will enter into an omnibus agreement with Westlake, our general partner and others.

Indemnification. Under the omnibus agreement, Westlake will indemnify OpCo against potential environmental and other legal liabilities, losses and expenses associated with the operation of the assets and occurring before the closing date of this offering, including all existing consent decrees, agreed orders and notices of violation relating to OpCo’s assets. So long as any of the Ethylene Sales Agreement, the Feedstock Supply Agreement, the services and secondment agreement or the site lease agreements are in effect, Westlake has agreed to indemnify us for certain potential environmental liabilities associated with the assets retained by Westlake and associated with the operation of those assets after the closing of this offering. In addition, so long as any of the Ethylene Sales Agreement, the Feedstock Supply Agreement, the services and secondment agreement or the site lease agreements are in effect, OpCo has agreed to indemnify Westlake against certain potential environmental liabilities related to our assets and associated with the operation of the assets occurring after the closing date of this offering to the extent Westlake is not required to indemnify us.

Additionally, Westlake will indemnify OpCo for retained assets and liabilities (including currently pending litigation against Westlake and its affiliates) and for income taxes attributable to pre-closing operations. In addition, Westlake will indemnify OpCo for liabilities relating to events and conditions associated with the operation of the assets contributed to the Partnership (other than with respect to environmental liabilities) that occur prior to the closing of the offering, to the extent that Westlake is notified in writing within one year after the closing of the offering and we will indemnify Westlake for similar events and conditions associated with the operation of the assets that occur after the closing of this offering.

The agreement also contains an indemnity provision whereby OpCo and our general partner, as indemnifying parties, agree to indemnify Westlake and its affiliates (other than the indemnifying parties themselves) against losses and liabilities incurred in connection with the performance of services under the agreement or any breach of the agreement, unless such losses or liabilities arise from a breach of the agreement by Westlake or other misconduct on its part, as provided in the agreement.

Right of First Refusal. OpCo will grant Westlake a right of first refusal on any proposed transfer of the ethylene production facilities that serve Westlake’s other facilities and we will grant Westlake a right of first refusal on any proposed transfer of our equity interests in OpCo.

If any entity proposes to transfer any asset subject to the right of first refusal pursuant to a bona fide third-party offer, it shall promptly give written notice to Westlake, providing certain required information about the acquisition proposal. Westlake will provide written notice of its decision regarding the exercise of its right of first refusal to purchase the sale assets within 30 days of its receipt of the notice. If Westlake fails to exercise a right during the applicable period, it shall be deemed to have waived its rights with respect to such proposed disposition of the sale assets, but not with respect to any future offer of assets.

If the transfer to the proposed transferee is not consummated in accordance with the terms of the acquisition proposal within the later of (i) 180 days after the applicable acceptance deadline and (ii) 10 days after the satisfaction of all governmental approval or filing requirements, if any, the acquisition proposal shall be deemed to lapse, and the partnership entity may not transfer any of the sale assets described in the disposition notice without complying again with the provisions described above if and to the extent then applicable.

Neither Westlake nor any of its affiliates will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Westlake and any of its affiliates may acquire, construct or dispose of additional ethylene production facilities or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Insurance. Westlake is required to obtain and maintain certain minimum insurance coverage and types during any period in which the Ethylene Sales Agreement or any of the other related agreements is in effect. Westlake must procure and maintain such insurance under individual or blanket policies and (unless an insurer does not permit) include OpCo and the partnership as insureds under all liability policies except for workers compensation insurance.

The insurance to be obtained and maintained by Westlake’s contractors includes statutory workers compensation insurance, employer’s liability insurance, comprehensive general liability insurance, automobile liability insurance, excess/umbrella liability insurance, property insurance and environmental insurance, in each case meeting specified coverage amounts or other requirements.

OpCo and the partnership also are required under certain circumstances to obtain and maintain at their expense, certain minimum insurance policies and coverages under individual or blanket policies.

Administrative Services. Westlake will provide certain management and other services to us and our general partner. Westlake will provide us with the following services under the omnibus agreement, among others:

•

services from Westlake’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve us on a shared, part-time basis only, unless we and Westlake agree otherwise;

•	administrative and professional services, including legal, accounting services, human resources, insurance, tax, credit, finance, audit, government affairs and regulatory affairs;

•	management of our property and the property of our subsidiaries in the ordinary course of business;

•

recommendations on capital raising activities to the board of directors of our general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for us, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects, including acquisitions, as may be agreed by Westlake and our general partner from time to time.

As payment for services provided under the omnibus agreement, we or our general partner must pay Westlake (i) all costs incurred by Westlake or its affiliates in connection with the employment of its employees, who provide us services under the agreement on a full-time basis; (ii) a prorated share of costs incurred by Westlake or its affiliates in connection with the employment of its employees, including administrative personnel, who provide us services under the agreement on a part-time basis, and such prorated share shall be determined by Westlake on a commercially reasonable basis; (iii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges.

Either Westlake or our general partner may temporarily or permanently exclude any particular service from the scope of the omnibus agreement upon 180 days’ notice. Westlake also has the right to delegate the performance of some or all of the services to be provided pursuant to the omnibus agreement to any other person or entity, though such delegation does not relieve Westlake from its obligations under the agreement.

In order to facilitate the carrying out of services under the omnibus agreement, we, on the one hand, and Westlake and its affiliates, on the other, have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

The agreement also contains a provision stating that Westlake is an independent contractor under the agreement and nothing in the agreement may be construed to impose an implied or express fiduciary duty owed by Westlake, on the one hand, to the recipients of services under the agreement, on the other hand. The agreement prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from Westlake or certain affiliates, except in cases of gross negligence, willful misconduct, bad faith, reckless disregard in performance of services under the agreement or fraudulent or dishonest acts on our part.

OpCo Partnership Agreement

We, Westlake Chemical OpCo GP LLC and Westlake have entered into an agreement of limited partnership for OpCo. This agreement governs the ownership and management of OpCo and designates Westlake Chemical OpCo GP LLC as the general partner of OpCo. Westlake Chemical OpCo GP LLC will generally have complete authority to manage OpCo’s business and affairs. We will control Westlake Chemical OpCo GP LLC, as its sole member.

Approval from Westlake will be required for the following actions relating to OpCo:

•	effecting any merger or consolidation involving OpCo;

•	effecting any sale or exchange of all or substantially all of OpCo’s assets;

•	dissolving or liquidating OpCo;

•

creating or causing to exist any consensual restriction on the ability of OpCo or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or our subsidiaries;

•	settling or compromising any claim, dispute or litigation directly against, or otherwise relating to the indemnification by OpCo of, any of the officers of Westlake Chemical OpCo GP LLC; or

•	issuing additional partnership interests in OpCo.

Intercompany Loans

Westlake has historically loaned cash to our Predecessor to fund our Predecessor’s capital expenditures. As of March 31, 2014, our Predecessor had $302.4 million in outstanding indebtedness payable to Westlake. Of that indebtedness, $288.0 million bears interest at a rate of the prime rate plus an applicable margin of 1.5% and $14.4 million bears interest at a rate of the prime rate plus an applicable margin of 0.25%. We expect that Westlake will loan additional cash to OpCo to fund its capital expenditures in the future, but Westlake is under no obligation to do so, except for the revolving line of credit commitment described below.

OpCo will enter into a five year, $600.0 million revolving line of credit with Westlake in connection with the closing of the offering. The revolving line of credit is available to fund turnaround costs, working capital and to finance acquisitions and other expansion capital expenditures. Borrowings under the revolving line of credit bear interest at LIBOR plus an applicable margin of 3.0%. At the consummation of this offering, OpCo will have no outstanding borrowings under the revolving line of credit.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Summary of Applicable Duties

The Delaware Act provides that, to the extent that, at law or in equity, a partner or other person has duties (including fiduciary duties) to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement, the partner’s or other person’s duties may be expanded or restricted or eliminated by provisions in the partnership agreement, provided that that the Delaware Act provides that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner and its executive officers and directors would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The OpCo partnership agreement also eliminates and replaces the fiduciary standards to which we and Westlake Chemical OpCo GP LLC would otherwise be held to owe Westlake, as a limited partner in OpCo, by state fiduciary duty law and specifically defines the remedies available to Westlake for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning it must act in a manner that it believes is not adverse to our interest. This duty to act in good faith is the default standard set forth under our partnership agreement and our general partner and its executive officers and directors will not be subject to any higher standard.

Our partnership agreement specifies decisions that our general partner may make in its individual capacity, and permits our general partner to make these decisions free of any contractual or other duty to us or our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of our general partner cause our general partner to act, the directors and executive officers must cause our general partner to act in a manner consistent with our general partner’s applicable duties. However, the directors and executive officers of our general partner have fiduciary duties to manage our general partner, including when it is acting in its capacity as our general partner, in a manner beneficial to Westlake.

Conflicts may arise as a result of the duties of our general partner and its directors and executive officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. Where the directors and officers of our general partner are causing our general partner to act in its capacity as our general partner, the directors and officers must cause the general partner to act in good faith, meaning they cannot cause the general partner to take an action that they believe is adverse to our interest. However, where a decision by our general partner in its capacity as our general partner is not clearly not adverse to our interest, the directors of our general partner may determine to submit the determination to the conflicts committee for review or to seek approval by the unitholders, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, officers and owners (including Westlake), on the one hand, and us and our unaffiliated limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be conclusively deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution, course of action or transaction in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner; or

•	approved by the holders of a majority of our outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be “in good faith,” and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such determination was not in good faith. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to holders of our incentive distribution rights and the ability of the subordinated units to convert into common units.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $28.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of Westlake have a fiduciary duty to make decisions in the best interests of the owners of Westlake, which may be contrary to our interests.

The officers and certain directors of our general partner have fiduciary duties to Westlake that may cause them to pursue business strategies that disproportionately benefit Westlake or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Westlake, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Our partnership agreement restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner and its executive officers and directors will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership, and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any losses sustained or liabilities incurred as a result of the general partner’s, officer’s or director’s determinations, acts or omissions in their capacities as general partner, officers or directors, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Unlike many other master limited partnerships, which require at least two independent members of the conflicts committee, our partnership agreement provides that a conflicts committee may be comprised of one or more directors. If we establish a conflicts committee with only one director, your interests may not be as well served as if we had a conflicts committee comprised of at least two independent directors. A single member conflicts committee would not have the benefit of discussion with and input from other independent directors.

By purchasing a common unit, the purchaser agrees to be bound by the provisions in our partnership agreement. Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our equity interests, and incurring any other obligations;

•	making tax, regulatory and other filings, or rendering periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash or cash equivalents;

•	selecting, employing or dismissing employees, agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•

forming, acquiring an interest in, and contributing property and loaning money to, any partnerships, joint ventures, corporations, limited liability companies or other entity (including firms, trusts and unincorporated organizations);

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative interests relating to, convertible into or exchangeable for our partnership interests; and

•	entering into agreements with any of its affiliates, including to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the price calculated in accordance with our partnership agreement. Please read “Risk Factors— Risks Inherent in an Investment in Us— Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.” and “The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, engaging in activities incidental to its ownership interest in us and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including Westlake, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Westlake may compete with us for investment opportunities and may own an interest in entities that compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Westlake. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Please read “Risk Factors—Risks Inherent in an Investment in Us—Westlake and other affiliates of our general partner may compete with us.”

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

The holder or holders of a majority of our incentive distribution rights (initially Westlake) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that Westlake would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, Westlake may transfer the incentive distribution rights at any time. It is possible that Westlake or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—IDR Holders’ Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner and its directors and executive officers with contractual standards governing the duties of our general partner and contracted methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates (including its directors and executive officers) that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any higher standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

In making decisions, other than one where our general partner is permitted to act in its sole discretion, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has wrongfully refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing a common unit, the purchaser automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•

makes the consents, acknowledgements and waivers contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable).

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which we will adopt in connection with the closing of this offering. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement, when available, upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner and its executive officers and directors, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Westlake Chemical Partners LP was organized in March 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the production, transportation, storage and sale of ethylene and associated co-products, our general partner may decline to do so in its sole discretion. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Action	Unitholder Approval Required

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims.

If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in several states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, Westlake will own approximately 55.7% of our outstanding common units and subordinated units excluding common units purchased by directors and officers of our general partner under our directed unit program.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners, considered as a whole, or any particular class of limited partners, as compared to other classes of limited partners;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, Westlake will own 55.7% of our outstanding limited partner units, including all of our subordinated units (or 52.2% of our outstanding limited partners interests if the underwriters exercise in full their option to purchase additional common units from us) and excluding common units purchased by directors and officers of our general partner under our directed unit program.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for a cash payment equal to the fair market value of such interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for fair market value. This fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and the incentive distribution rights of its affiliates will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, our general partner or the holder and holders of our incentive distribution rights (initially Westlake) may sell or transfer its subordinated units or their incentive distribution rights, as applicable, to an affiliate or third party without the approval of the unitholders. By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Westlake Chemical Partners GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 50% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with Westlake. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to Westlake and the common units issuable upon the conversion of the subordinated units upon request of Westlake. In addition, the registration rights agreement gives Westlake piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of Westlake and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Westlake will hold an aggregate of 1,436,115 common units and all 12,686,115 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and Westlake have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan (the “Long-Term Incentive Plan”). If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Westlake Chemical Partners LP and our operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency and who hold units as capital assets (including property that is held for investment). This section has limited applicability to corporations, partnerships, (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We have requested and obtained a favorable private letter ruling from the IRS to the effect that the production, transportation, storage and marketing of ethylene and its co-products will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution to our unitholders. Furthermore, the tax consequences of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (i) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We will be treated as a partnership for U.S. federal income tax purposes and, therefore, will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the processing, transportation, storage and marketing of certain natural resources, including products of natural gas, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than 3.0% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) for each taxable year, more than 90 percent of our gross income will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code, including income earned pursuant to processes described in our private letter ruling.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce our cash available for distribution to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

For any taxable year ending on or before December 31, 2020, holders of common units (excluding converted subordinated units held by Westlake or its affiliates) may be allocated additional gross operating income; provided that no such special allocation shall be made to the extent a purchaser of common units in this offering would be allocated an amount of federal taxable income on the common units purchased in this offering with respect to such taxable year that would exceed 20% of the cash distributed on the common units purchased in this offering with respect to such year.

The ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	We distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (which include trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions. In addition, for any taxable year ending on or before December 31, 2020, holders of common units (excluding converted subordinated units held by Westlake or its affiliates) may be allocated additional gross operating income; provided that no such special allocation shall be made to the extent a purchaser of common units in this offering would be allocated an amount of federal taxable income on the common units purchased in this offering with respect to such taxable year that would exceed 20% of the cash distributed on the common units purchased in this offering with respect to such year.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our common units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to consult their own tax advisors and to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation, to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax bases of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

As noted above in “Risk Factors—Risks Inherent in an Investment in Us,” there is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of the units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

In general, no gain or loss should be recognized by a unitholder upon the gift of a common unit, although there may be federal gift tax imposed on such gift. However, there are exceptions to the general rule that may result in the recognition of gain, but not loss, and federal tax liability to the donor. A gift of common units will result in a reduction in a unitholder’s share of our nonrecourse liabilities. If the amount of the decrease in liabilities exceeds the unitholder’s adjusted basis in its common units, the transaction should be treated as a part gift and a part sale transaction, resulting in taxable gain to the extent the amount of such liabilities exceeds such unitholder’s adjusted basis in its common units. In addition, Section 751 (described above) will apply to the extent of our Section 751 Assets. The application of federal gift tax laws to a gift of our common units is not discussed herein because the tax consequences of any such gift by a unitholder will depend upon the particular circumstances of such a gift and upon the individuals or organizations involved in the transaction. As a result, before making any gift of our common units, a unitholder should consult its tax advisor regarding the consequences of such a gift.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is, except as described below, required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31, except as described below, would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units.

Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty, and will be treated as engaged in business in the U.S. because of their ownership of our common units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishment in the U.S. within the meaning of any applicable tax treaty. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the U.S. will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a Non-U.S. Unitholder will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our real property interests and other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships are for most purposes treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, or in which the unitholder is a resident. We will initially own assets and conduct business in Kentucky, Louisiana and Texas; Kentucky and Louisiana currently impose a personal income tax on individuals and an income tax on corporations and other entities. We may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

While you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN WESTLAKE CHEMICAL PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Barclays Capital Inc. and UBS Securities LLC are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	3,375,000
UBS Securities LLC	3,375,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,350,000
Morgan Stanley & Co. LLC	1,350,000
Deutsche Bank Securities Inc.	506,250
J.P. Morgan Securities LLC	506,250
Wells Fargo Securities, LLC	506,250
Goldman, Sachs & Co.	281,250

Total	11,250,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$1.47	$1.47
Total	$16,537,000	$19,018,125

We will pay a structuring fee equal to 0.375% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and UBS Securities LLC for the evaluation, analysis and structuring of our partnership. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.8820 per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the expenses of this offering incurred by us will be $3.3 million (excluding underwriting discounts and commissions and a structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,687,500 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 11,250,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner and its affiliates, including Westlake, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and UBS Securities LLC, we and they will not directly or indirectly, for a period of 180 days after the date of this prospectus (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than (i) the common units being sold in this offering and (ii) common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date hereof), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8) or (4) publicly disclose the intention to do any of the foregoing.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period—in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event unless such extension is waived in writing by Barclays Capital Inc. and UBS Securities LLC.

Barclays Capital Inc. and UBS Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common units and other securities from lock-up agreements, Barclays Capital Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved up to 9.95% of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed unit program. Any of our directors or executive officers that purchase common units in the directed unit program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to such program for a period of 180 days after the date of this prospectus. In addition, any person who is not subject to the foregoing 180-day restricted period but who purchases $1,000,000 or more of common units through the directed unit program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to such program for a period of 25 days after the date of this prospectus. We have agreed to indemnify UBS Financial Services Inc. in connection with the directed unit program. Members of the Chao family, or entities affiliated with such members, who in aggregate beneficially own approximately 69% of Westlake’s common stock, have indicated an interest in purchasing a portion of the common units being offered in this offering through our directed unit program.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units.

In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have been approved to list our common units on the New York Stock Exchange under the symbol “WLKP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have in the past, and may in the future, perform investment banking, commercial banking, advisory and other services for us and our respective affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (ii) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany.

Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common units pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Hong Kong

Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (“SFO”) and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a “prospectus,” as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (“CO”), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The combined carve-out financial statements of Westlake Chemical Partners LP Predecessor as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Westlake Chemical Partners LP as of June 30, 2014 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

The sections in this prospectus entitled “Summary,” “Risk Factors,” “Industry” and “Business” contain certain information with respect to the ethylene and ethylene derivatives industry that has been sourced from Wood Mackenzie Limited’s April 2014 report. Wood Mackenzie Limited has agreed to be named as an expert with respect to such information, as indicated in the consent of Wood Mackenzie Limited filed as an exhibit to the registration statement on Form S-1 under the Securities Act of 1933 of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.wlkpartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. After this offering, documents filed by us can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10002.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the amount of ethane that we are able to process, which could be adversely affected by, among other things, operating difficulties;

•	the volume of ethylene that we are able to sell;

•	the price at which we are able to sell ethylene;

•	changes in the price and availability of electricity;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	changes in laws and regulations (or the interpretation thereof);

•	inability to acquire or maintain necessary permits;

•	inability to obtain necessary production equipment or replacement parts;

•	technical difficulties or failures;

•	labor disputes;

•	late delivery of raw materials;

•	difficulty collecting receivables;

•	inability of our customers to take delivery;

•	changes in the price and availability of transportation;

•	fires, explosions or other accidents;

•	our ability to borrow funds and access capital markets; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

F-i

UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined carve-out balance sheet as of March 31, 2014, and the unaudited pro forma combined carve-out statements of operations for the year ended December 31, 2013 and for the three months ended March 31, 2014 (together with the notes to the unaudited pro forma combined carve-out financial statements, the “pro forma financial statements”), of Westlake Chemical Partners LP (the “Partnership,” “we,” “our,” or “us”). The pro forma financial statements have been derived from the historical combined carve-out financial statements of Westlake Chemical Partners LP Predecessor, our predecessor for accounting purposes (our “Predecessor”) included elsewhere in this prospectus. Our Predecessor consists of the assets, liabilities and results of operations of the ethylene business of Westlake Chemical Corporation (“Westlake” or “Parent”).

The pro forma financial statements should be read in conjunction with our Predecessor’s historical combined carve-out financial statements, including the related notes to the combined carve-out financial statements. The pro forma adjustments are based on currently available information and certain estimates and assumptions; actual adjustments may differ from the pro forma adjustments. However, management believes these estimates and assumptions provide a reasonable basis for presenting the significant effects of contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial statements.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on March 31, 2014, in the case of the unaudited pro forma combined carve-out balance sheet, and as of January 1, 2013, in the case of the unaudited pro forma combined carve-out statements of operations for the year ended December 31, 2013 and for the three months ended March 31, 2014. The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had acquired its limited and general partner interests in Westlake Chemical OpCo LP (“OpCo”) and the offering had been consummated on the dates indicated, or the results that will be obtained in the future.

The Partnership will own 10% of the limited partner interest and all of the general partner interest in OpCo, a limited partnership formed by Westlake in anticipation of our initial public offering to own and operate an ethylene production and transportation business. We will control, and therefore consolidate, OpCo through our ownership of its general partner. The initial assets contributed by Westlake to OpCo consist of three ethylene production facilities and an ethylene pipeline (the “Contributed Assets”). The contribution of the Contributed Assets to OpCo will be recorded at Westlake’s historical carryover basis, as it constitutes a reorganization of entities under common control. While the Predecessor’s provision for income taxes has been computed on a separate return basis, the pro forma financial statements have been prepared under the assumption we will be treated as a partnership for U.S. federal income tax purposes.

The pro forma financial statements give pro forma effect to the matters described in the accompany notes, including:

•	Westlake’s contribution to OpCo of three ethylene production facilities and a 200-mile ethylene pipeline (the “Longview Pipeline”);

•

the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP, LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to subsidiaries of Westlake of 1,436,115 common units, 12,686,115 subordinated units (with the number of common units and subordinated units to be issued to Westlake determined by reference to the initial public offering price of $24.00 per unit and an anticipated minimum quarterly distribution of $0.2750 per unit during the twelve month period ending June 30, 2015) and the incentive distribution rights;

•	the consummation of this offering and our issuance of 11,250,000 common units to the public at an initial offering price of $24.00 per unit;

•

OpCo’s execution of multiple long-term commercial agreements with Westlake, including the Ethylene Sales Agreement, the Feedstock Supply Agreement, the services and secondment agreement and the omnibus agreement; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The pro forma financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unitholders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

WESTLAKE CHEMICAL PARTNERS LP

UNAUDITED PRO FORMA COMBINED CARVE-OUT BALANCE SHEET

		Pro forma Adjustments
As of March 31, 2014	Predecessor Historical	Predecessor Retained		Offering Related		Partnership Pro Forma
	(in thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$—	$—		$55,419	(b)	$55,419
Accounts receivable, net	54,989	(54,989)	(a)	—		—
Inventories	85,670	(79,655)	(a)	—		6,015
Prepaid expenses and other current assets	174	(174)	(a)	—		—
Deferred income taxes	4,448	(4,448)	(a)	—		—

Total current assets	145,281	(139,266)		55,419		61,434
Property, plant and equipment, net	794,176	(63,319)	(a)	—		730,857
Equity investment	10,339	(10,339)	(a)	—		—
Other assets, net
Goodwill and intangible assets, net	5,873	—		—		5,873
Deferred charges and other assets, net	64,733	—		—		64,733

Total other assets, net	70,606	—		—		70,606

Total assets	$1,020,402	$(212,924)		$55,419		$862,897

LIABILITIES
Current liabilities
Accounts payable	$96,567	$(96,567)	(a)	$—		$—
Accrued liabilities	27,338	(27,338)	(a)	—		—

Total current liabilities	123,905	(123,905)		—		—
Long-term debt payable to Westlake	302,357	(142,193)	(a)	(38,115)	(c)	122,049
Deferred income taxes	186,122	(184,477)	(a)	—		1,645
Other liabilities	925	(925)	(a)	—		—

Total liabilities	613,309	(451,500)		(38,115)		123,694

Commitments and contingencies

NET INVESTMENT/EQUITY AND NONCONTROLLING INTEREST IN OPCO
Net investment	407,093	—		(407,093)	(d)	—
Westlake Chemical Partners LP partners’ capital	—	238,576	(a)	(164,656)	(f)	73,920
Noncontrolling interest in OpCo	—	—		665,283	(e)	665,283

Total net investment/equity and noncontrolling interest in OpCo	407,093	238,576		93,534		739,203

Total liabilities, net investment/equity and noncontrolling interest in OpCo	$1,020,402	$(212,924)		$55,419		$862,897

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP

UNAUDITED PRO FORMA COMBINED CARVE-OUT STATEMENT OF OPERATIONS

		Pro Forma Adjustments
Year Ended December 31, 2013	Predecessor Historical	Predecessor Retained		Offering Related		Partnership Pro Forma
	(in thousands of dollars, except unit amounts and per unit data)
Revenue
Net ethylene sales—Westlake	$1,603,043	$(767,923)	(g)(h)	$—		$835,120
Net co-product, ethylene and feedstock sales—third parties	524,704	(161,019)	(g)	—		363,685

Total net sales	2,127,747	(928,942)		—		1,198,805
Cost of sales	1,255,140	(374,799)	(i)	—		880,341

Gross profit	872,607	(554,143)		—		318,464
Selling, general and administrative expenses	25,451	(6,509)	(j)	—		18,942

Income from operations	847,156	(547,634)		—		299,522
Other income (expense)
Interest expense—Westlake	(8,032)	5,501	(k)	905	(n)	(1,626)
Other income (expense), net	7,701	(7,869)	(l)	—		(168)

Income before income taxes	846,825	(550,002)		905		297,728
Provision for income taxes	300,279	(298,963)	(m)	—		1,316

Net income	546,546	(251,039)		905		296,412
Less: Net income attributable to noncontrolling interest in OpCo	—	—		266,771	(o)	266,771

Net income attributable to Westlake Chemical Partners LP	$546,546	$(251,039)		$(265,866)		$29,641

Limited partners’ interest in net income attributable to Westlake Chemical Partners LP:
Common units						$14,821
Subordinated units						$14,820
Net income per limited partner unit (basic and diluted):
Common units						$1.17
Subordinated units						$1.17
Weighted average number of limited partner units outstanding (basic and diluted):
Common units						12,686,115
Subordinated units						12,686,115

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP

UNAUDITED PRO FORMA COMBINED CARVE-OUT STATEMENT OF OPERATIONS

		Pro Forma Adjustments
Three Months Ended March 31, 2014	Predecessor Historical	Predecessor Retained		Offering Related		Partnership Pro Forma
	(in thousands of dollars, except unit amounts and per unit data)
Revenue
Net ethylene sales—Westlake	$383,927	$(137,955)	(g)(h)	$—		$245,972
Net co-product, ethylene and feedstock sales—third parties	176,087	(88,713)	(g)	—		87,374

Total net sales	560,014	(226,668)		—		333,346
Cost of sales	327,700	(73,946)	(i)	—		253,754

Gross profit	232,314	(152,722)		—		79,592
Selling, general and administrative expenses	7,778	(1,526)	(j)	—		6,252

Income from operations	224,536	(151,196)		—		73,340
Other income (expense)
Interest expense—Westlake	(3,591)	2,008	(k)	453	(n)	(1,130)
Other income (expense), net	1,252	(1,264)	(l)	—		(12)

Income before income taxes	222,197	(150,452)		453		72,198
Provision for income taxes	78,323	(77,992)	(m)	—		331

Net income	143,874	(72,460)		453		71,867
Less: Net income attributable to noncontrolling interest in OpCo	—	—		64,680	(o)	64,680

Net income attributable to Westlake Chemical Partners LP	$143,874	$(72,460)		$(64,227)		$7,187

Limited partners’ interest in net income attributable to Westlake Chemical Partners LP:
Common units						$3,594
Subordinated units						$3,593
Net income per limited partner unit (basic and diluted):
Common units						$0.28
Subordinated units						$0.28
Weighted average number of limited partner units outstanding (basic and diluted):
Common units						12,686,115
Subordinated units						12,686,115

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of dollars)

(a) Reflects the elimination of balances included in the Predecessor that will remain with Westlake and will not be contributed to OpCo, as follows:

March 31, 2014
Accounts receivable, net	$(54,989)
Inventories(1)	(79,655)
Prepaid expenses and other current assets	(174)
Deferred income taxes (see note (m))	(4,448)
Property, plant and equipment, net(2)	(63,319)
Equity investment	(10,339)
Accounts payable	(96,567)
Accrued liabilities	(27,338)
Long-term debt payable to Westlake(3)	(142,193)
Deferred income taxes (see note (m))	(184,477)
Other liabilities	(925)
Westlake Chemical Partners LP partners’ capital (see note (e))	238,576

(1)	Reflects an adjustment to eliminate the balance in the Predecessor’s inventories, other than ethylene co-product inventories, which will be contributed to OpCo in connection with this offering.
(2)	Reflects an adjustment to eliminate the balance in the Predecessor’s property, plant and equipment related to certain shared utility assets, including land and land improvements, and certain transportation assets included in the Predecessor’s historical combined carve-out balance sheet, which will be retained by the Predecessor.
(3)	Reflects advances by Westlake to our Predecessor for the period January 1, 2013 through July 31, 2013 to fund capital expenditures with respect to the assets contributed to OpCo, as well as the Predecessor’s retention of the $14,400 outstanding under the 2006 Pipeline Note (defined below). These advances were reflected as a liability on our Predecessor’s historical combined carve-out balance sheet but will not be assumed by OpCo in connection with this offering; rather they will remain with the Predecessor. The remaining $122,049 of Long-term debt payable to Westlake as of March 31, 2014 on a pro forma basis reflects indebtedness incurred under three promissory notes, dated August 1, 2013, which will be assumed by OpCo in connection with this offering offset by OpCo’s repayment of $38,115 on these promissory notes using a portion of the proceeds from this offering. See note (c).

(b) Reflects adjustments to Cash and cash equivalents, as follows:

March 31, 2014
Gross proceeds from initial public offering	$270,000
Underwriters’ discount and fees	(17,550)
Expenses and costs of initial public offering	(3,250)
Distribution to Westlake of cash from initial public offering(1)	(155,666)
OpCo’s repayment of Long-term debt payable to Westlake (see note (c))	(38,115)

Cash and cash equivalents pro forma adjustment	$55,419

(1)

Because the expected distribution to Westlake of cash from the initial public offering will reimburse Westlake for capital expenditures incurred prior to January 1, 2013 (which were equity funded by the Parent on behalf of the Predecessor) or between January 1, 2013 and July 31, 2013 (which were reflected as a liability of the Predecessor, but which liability will not be assumed by OpCo and have

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

been eliminated in note (a) above), the expected distribution is being reflected as a distribution, and an adjustment to Partners’ capital (see note (f) below) and Noncontrolling interest (see note (e) below) and not as a reduction in the debt payable to Westlake.

(c) Represents OpCo’s repayment of $38,115 on the three promissory notes payable to Westlake, dated August 1, 2013, from a portion of the proceeds contributed to OpCo by us in connection with this offering. See note (b).

(d) Represents the elimination of Westlake’s net investment in the Predecessor and its reclassification to Westlake Chemical Partners LP partners’ capital.

(e) Reflects 90% noncontrolling interest held by Westlake in OpCo calculated as follows:

March 31, 2014
Reclassification of Westlake’s net investment in the Predecessor (see note (d))	$407,093
Equity impact of eliminating balances not contributed to OpCo (see note (a))	238,576
Contribution to OpCo of net proceeds from initial public offering (see note (b))	249,200
Distribution to Westlake of cash from initial public offering (see note (b))	(155,666)

Net adjustment before noncontrolling interest	739,203
Noncontrolling interest held by Westlake in OpCo	90%

Noncontrolling interest in OpCo pro forma adjustment	$665,283

(f) Reflects adjustments to Westlake Chemical Partners LP partners’ capital, as follows:

March 31, 2014
Reclassification of Westlake’s net investment in the Predecessor (see note (d))	$407,093
Noncontrolling interest in OpCo (see note (e))	(665,283)
Gross proceeds from initial public offering (see note (b))	270,000
Underwriters’ discount and fees(1) (see note (b))	(17,550)
Expenses and costs of initial public offering(1) (see note (b))	(3,250)
Distribution to Westlake of cash from initial public offering (see note (b))	(155,666)

Westlake Chemical Partners LP partners’ capital pro forma adjustment	$(164,656)

(1)	Underwriters’ discounts and fees and other expenses and costs of this offering will be allocated to the public common units.

(g) Reflects the elimination of activity related to the resale of ethylene and feedstock included in the Predecessor that will not be a part of OpCo’s operations after this offering or the execution of the Ethylene Sales Agreement. Pro forma ethylene sales to third parties reflect 5% of actual ethylene production at the average historical sales price per pound to third parties for the applicable pro forma period. See note (h).

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

(h) Reflects a reduction in the Predecessor’s ethylene sales to Westlake, as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Price changes related to OpCo’s execution of the Ethylene Sales Agreement with Westlake(1)	$(499,381)	$(109,491)
Ethylene pipeline tariff fee charged to Westlake(2)	3,716	1,190

Net ethylene sales-Westlake pro forma adjustment	$(495,665)	$(108,301)

(1)	Calculated as (x) the difference between the average historical sales price and the average pro forma sales price per pound of ethylene sold to Westlake after giving effect to the provisions of the Ethylene Sales Agreement, multiplied by (y) 95% of actual ethylene production, being the volume assumed to have been sold to Westlake for pro forma purposes, for the respective periods presented.
(2)	Following the closing of this offering, OpCo will enter into an agreement with Westlake for the transportation of ethylene through the Longview Pipeline. This pro forma adjustment is based on historical throughput volume and applicable historical tariffs for the year ended December 31, 2013 and the three months ended March 31, 2014.

Our Predecessor recognized revenue for ethylene volume sold internally based on a pricing formula intended to approximate the fair market value of the commodity. Historically, 100% of ethylene production was sold internally. Following the closing of this offering, 95% of the Partnership’s planned ethylene production will be sold to Westlake under the Ethylene Sales Agreement. Furthermore, Westlake will hold an option to purchase 95% of actual ethylene production in excess of planned ethylene production (see “Contractual Arrangements-Ethylene Sales Agreement”). For purposes of these unaudited pro forma combined carve-out statements of operations, it is assumed that Westlake exercised its option to take 95% of the actual ethylene production in excess of planned production, resulting in Westlake taking 95% of actual ethylene production for pro forma purposes for both the year ended December 31, 2013 and the three months ended March 31, 2014, with the remaining 5% being sold to third parties. Pricing of ethylene sold to Westlake under the Ethylene Sales Agreement, net of revenues from co-product sales, is expected to generate a fixed margin per pound of $0.10. For both the year ended December 31, 2013 and the three months ended March 31, 2014, the price per pound of ethylene sold under the Ethylene Sales Agreement would have been lower than historical prices charged by our Predecessor for ethylene consumed internally primarily due to the margin being earned on internal ethylene sales by the Predecessor being significantly higher than the fixed margin that would have been earned by us under the Ethylene Sales Agreement.

(i) Reflects the elimination of activity related to purchases of ethylene, feedstock for resale and derivative gains and losses included in the Predecessor that will not be a part of OpCo’s operations after the execution of the Ethylene Sales Agreement.

Pro forma Cost of sales reflects the historical ethylene manufacturing costs incurred by the Predecessor, including feedstock and conversion costs. Following the closing of this offering, OpCo will source its feedstock needs required to comply with the production requirements of the Ethylene Sales Agreement from Westlake under the Feedstock Supply Agreement (see “Contractual Arrangements-Feedstock Supply Agreement”). The Predecessor’s Cost of sales reflects the historical costs associated with procuring, transporting and storing feedstock used in the ethylene manufacturing process. Therefore, no adjustment has been made to the Predecessor’s historical manufacturing feedstock costs. Further, conversion costs to be incurred by OpCo are

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

expected to remain consistent with historical costs incurred by the Predecessor (see “Contractual Arrangements-Services and Secondment Agreement”). As such, no adjustment has been made to the Predecessor’s historical conversion costs.

(j) Reflects an adjustment to reduce selling, general and administrative expenses by $6,509 and $1,526 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, related to management incentive compensation not to be incurred by OpCo following the closing of this offering pursuant to the omnibus agreement. The omnibus agreement requires OpCo to reimburse Westlake for certain direct and indirect expenses incurred by Westlake and its affiliates, including for services provided by Westlake employees in capacities equivalent to corporate executive officers. Management incentive compensation reflected in the Predecessor’s financial statements was based on the totality of earnings and activities in the Predecessor’s financial statements. As some of the earnings and activities will be retained by the Predecessor, management incentive compensation to be allocated to OpCo would have been lower for the applicable pro forma periods. This adjustment reflects the portion of the management incentive compensation in the Predecessor’s financial statements related to the activities and earnings to be retained by the Predecessor.

(k) Represents a reduction in Interest expense-Westlake associated with the portion of Long-term debt payable to Westlake included in the Predecessor that will not be contributed to OpCo. See note (a).

(l) Reflects the elimination of a $3,158 settlement secured by the Predecessor against a customer during 2013, but related to a contract dispute arising in the years prior to January 1, 2013, which, under the omnibus agreement, would be collected, retained and recognized by Westlake, as well as the elimination of $4,711 and $1,264 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, of the Predecessor’s equity in the income of the Equity investment that will not be contributed to OpCo. See note (a).

(m) Reflects the elimination of the Predecessor’s historical provision for federal income tax of $300,279 and $78,323, offset by the estimated pro forma state margin tax of $1,316 and $331 for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, for which the Partnership will be liable following the closing of this offering. Westlake Chemical Partners LP will be treated as a nontaxable, publicly traded partnership for U.S. federal income tax purposes following this offering. The Partnership will not record a provision for federal income tax or associated deferred taxes. See note (a).

(n) Represents a reduction in Interest expense-Westlake resulting from OpCo’s repayment of a portion of Long-term debt payable to Westlake. See notes (b) and (c).

(o) Reflects pro forma net income attributable to the 90% noncontrolling interest held by Westlake in OpCo calculated as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Partnership pro forma net income	$296,412	$71,867
Noncontrolling interest held by Westlake in OpCo	90%	90%

Net income attributable to noncontrolling interest in OpCo pro forma adjustment	$266,771	$64,680

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Pro forma net income per unit

We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed 12,686,115 common units (including all 11,250,000 common units being offered in this offering) and 12,686,115 subordinated units to be outstanding. All units were assumed to have been outstanding since January 1, 2013 in accordance with Reg. S-X Art 11-02(b)(7). We did not make any adjustment to the number of common units assumed to be outstanding in accordance with SEC Staff Accounting Bulletin Topic 1:B.3 because we will use all of the net offering proceeds to acquire our additional limited partner interest in OpCo and such additional interest has been reflected in our unaudited pro forma combined carve-out statements of operations. The number of common units that we would have been required to issue to fund the $155,666 distribution to Westlake is 6,486,083.

Pursuant to the partnership agreement, the holder or holders of our incentive distribution rights (initially Westlake) are entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain thresholds. The incentive distribution rights are a separate equity interest and represent participating securities. No pro forma net income would have been allocable to the incentive distribution rights during the periods presented, based upon the provisions of our partnership agreement because the threshold amount would not have been exceeded.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Westlake Chemical Partners LP:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Westlake Chemical Partners LP (the “Partnership”) at June 30, 2014, in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Partnership’s management; our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

July 14, 2014

WESTLAKE CHEMICAL PARTNERS LP BALANCE SHEET

June 30, 2014
ASSETS
Total assets	$—

PARTNERS’ CAPITAL
Partner’s capital
Limited partner	$1,000
Less note receivable from limited partner	(1,000)
General partner	—

Total partners’ capital	$—

The accompanying notes are an integral part of the financial statements.

WESTLAKE CHEMICAL PARTNERS LP

NOTES TO BALANCE SHEET

1. Description of Business

Westlake Chemical Partners LP (the “Partnership”) is a Delaware limited partnership formed on March 14, 2014. Westlake Chemical Partners GP LLC (the “General Partner”) is a limited liability company also formed on March 14, 2014, to become the general partner of the Partnership.

On March 14, 2014, Westlake International Service Corporation, a Delaware corporation, contributed $1,000 in the form of a note receivable to the Partnership in exchange for a 100 percent limited partner interest. There have been no other transactions involving the Partnership as of June 30, 2014.

2. Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated through July 14, 2014, the date the balance sheet was issued, for potential recognition or disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Westlake Chemical Corporation:

In our opinion, the accompanying combined carve-out balance sheets and the related combined carve-out statements of operations, of changes in net investment and of cash flows present fairly, in all material respects, the financial position of Westlake Chemical Partners LP’s Predecessor (the Predecessor) at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 29, 2014

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT BALANCE SHEETS

	December 31,
	2013	2012
	(in thousands of dollars)
ASSETS
Current assets
Accounts receivable, net	$71,812	$84,916
Inventories	116,377	110,320
Prepaid expenses and other current assets	257	107
Deferred income taxes	4,448	5,278

Total current assets	192,894	200,621
Property, plant and equipment, net	762,972	591,111
Equity investment	10,411	10,813
Other assets, net
Goodwill and intangible assets, net	5,873	5,952
Deferred charges and other assets, net	69,324	26,346

Total other assets, net	75,197	32,298

Total assets	$1,041,474	$834,843

LIABILITIES
Current liabilities
Accounts payable	$122,564	$108,272
Accrued liabilities	26,688	52,013

Total current liabilities	149,252	160,285
Long-term debt payable to Westlake	252,973	253,000
Deferred income taxes	182,855	146,631
Other liabilities	962	1,115

Total liabilities	586,042	561,031

Commitments and contingencies (Note 15)

NET INVESTMENT
Net investment	455,432	273,812

Total liabilities and net investment	$1,041,474	$834,843

The accompanying notes are an integral part of the combined carve-out financial statements

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Revenue
Net ethylene sales—Westlake	$1,603,043	$1,507,501	$1,638,338
Net co-product, ethylene and feedstock sales—third parties	524,704	741,597	612,705

Total net sales	2,127,747	2,249,098	2,251,043
Cost of sales	1,255,140	1,613,446	1,841,945

Gross profit	872,607	635,652	409,098
Selling, general and administrative expenses	25,451	24,103	24,312

Income from operations	847,156	611,549	384,786
Other income (expense)
Interest expense—Westlake	(8,032)	(8,937)	(8,947)
Other income, net	7,701	4,186	2,804

Income before income taxes	846,825	606,798	378,643
Provision for income taxes	300,279	210,878	131,670

Net income	$546,546	$395,920	$246,973

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET INVESTMENT

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Net investment
Balance at beginning of the year	$273,812	$216,705	$166,811
Net income	546,546	395,920	246,973
Net distributions:
Contribution of debt payable to Parent into net investment	238,600	—	—
Distributions to Parent, net	(603,526)	(338,813)	(197,079)

Net distributions to Parent	(364,926)	(338,813)	(197,079)

Balance at end of the year	$455,432	$273,812	$216,705

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(in thousands of dollars)
Cash flows from operating activities
Net income	$546,546	$395,920	$246,973
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	73,463	64,257	57,193
Provision for doubtful accounts	40	82	1,029
Loss from disposition of fixed assets	1,905	2,834	30
Deferred income taxes	37,054	(8,096)	(1,859)
Equity in loss (income) of joint venture, net of dividends	402	277	(364)
Changes in operating assets and liabilities
Accounts receivable	14,352	13,612	(29,853)
Inventories	(6,057)	53,061	(22,548)
Prepaid expenses and other current assets	(150)	164	14
Accounts payable	7,362	(34,937)	17,226
Accrued and other liabilities	(20,852)	17,717	11,833
Other, net	(51,556)	(8,070)	(10,958)

Net cash provided by operating activities	602,509	496,821	268,716

Cash flows from investing activities
Additions to property, plant and equipment	(223,130)	(158,440)	(73,681)
Proceeds from disposition of assets	—	—	2,108
Settlements of derivative instruments	(6,920)	432	(64)

Net cash used for investing activities	(230,050)	(158,008)	(71,637)

Cash flows from financing activities
Proceeds from 2013 Promissory Notes	231,067	—	—
Net distributions to Parent	(603,526)	(338,813)	(197,079)

Net cash used for financing activities	(372,459)	(338,813)	(197,079)

Net increase in cash	—	—	—
Cash at beginning of the year	—	—	—

Cash at end of the year	$—	$—	$—

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of dollars)

1.	Business and Basis of Presentation

Description of Business

Westlake Chemical Partners LP is a Delaware limited partnership formed on March 14, 2014, by Westlake Chemical Corporation and Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake Chemical Corporation. In anticipation of a proposed initial public offering (“IPO”) of common units by Westlake Chemical Partners LP (the “Partnership”), Westlake Chemical Corporation identified certain ethylene and other transportation related assets that would be contributed to Westlake Chemical OpCo LP in connection with the IPO (as described in more detail below, the “Contributed Assets”). Westlake Chemical OpCo LP (the “OpCo”) is a Delaware limited partnership formed on May 6, 2014 by Westlake Chemical Corporation and Westlake Chemical OpCo GP LLC, the latter of which is a wholly owned subsidiary of Westlake Chemical Partners LP. Westlake Chemical Partners LP’s predecessor reflects the assets, liabilities and results of operations of the ethylene business including the Contributed Assets. References to the “Predecessor” refers to the predecessor of Westlake Chemical Partners LP. References to “Westlake” or “Parent” refer to Westlake Chemical Corporation and its consolidated subsidiaries other than the Partnership, the OpCo and their respective subsidiaries.

The Predecessor generates revenue by selling ethylene and ethylene co-products to Westlake and external customers. The Predecessor’s primary ethylene co-products are chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. The Predecessor also has storage agreements and exchange agreements that allow access to customers who are not directly connected to the pipeline system. The Predecessor typically ships ethylene, propylene and hydrogen via pipeline systems that connect its ethylene plants to Westlake and numerous third-party customers. The Predecessor transports its butadiene and pyrolysis gasoline by rail or truck. The Predecessor’s operations consist of one reportable segment: Ethylene Production.

The Contributed Assets are as follows:

•

Lake Charles Ethylene Production Facilities. Two ethylene production facilities located in Lake Charles, Louisiana (Petro 1 and Petro 2, collectively referred to as Lake Charles Olefins), with a combined production capacity of 2.7 billion pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including polyethylene (“PE”) and polyvinyl chloride (“PVC”).

•

Calvert City Ethylene Production Facility. An ethylene production facility located in Calvert City, Kentucky (Calvert City Olefins), with a production capacity of 450 million pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PE and PVC.

•

Longview Pipeline. A 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview production facility. The Longview Pipeline serves as the primary source of feedstock for the production of ethylene derivatives at Westlake’s Longview production facility.

In addition to the Contributed Assets’ activities, the Predecessor’s operations consist of the entire ethylene business, including but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities.

Basis of Presentation

The Predecessor consists of the historical “carve-out” financial statements of Westlake’s entire ethylene business. These statements reflect the combined carve-out historical results of operations, financial position,

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

changes in net investment and cash flows of the Predecessor as if such businesses had been combined for all periods presented. These combined carve-out financial statements were prepared in connection with the proposed IPO of Westlake Chemical Partners LP, and were derived from the consolidated financial statements and accounting records of Westlake Chemical Corporation. All intercompany transactions and accounts within Westlake Chemical Partners LP Predecessor have been eliminated. The assets and liabilities in these combined carve-out financial statements have been reflected at the Parent’s historical carryover basis, as immediately prior to the proposed IPO all of the assets and liabilities presented will be wholly owned by the Parent and will be transferred within the Parent’s consolidated group.

Intercompany transactions between the Predecessor and Westlake have been included in these combined carve-out financial statements. Related party transactions, other than intercompany promissory notes and related interest discussed in Note 9, were considered to be effectively settled for cash in the combined carve-out financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined carve-out statements of cash flows as a financing activity and in the combined carve-out balance sheets within net investment.

The combined carve-out statements of operations also include expense allocations for certain functions historically performed by the Parent and allocated to the ethylene business, including allocations of general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and stock-based compensation. These allocations were based primarily on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measure. The Predecessor’s management believes the assumptions underlying the combined carve-out financial statements, including the assumptions regarding allocation of expenses from the Parent, are reasonable and reflect all costs related to the operations of the Predecessor, including those incurred by the Parent on behalf of the Predecessor. Nevertheless, the combined carve-out financial statements may not include all of the expenses that would have been incurred had the Predecessor been a stand-alone company during the periods presented and may not reflect its results of operations, financial position and cash flows had the Predecessor been a stand-alone company during the periods presented.

Westlake Chemical Corporation uses a centralized approach to the cash management and financing of its operations. The cash generated by the Predecessor’s operations is transferred to Westlake Chemical Corporation daily, and Westlake Chemical Corporation funds the Predecessor’s operating and investing activities as needed. Accordingly, the cash and cash equivalents generated by the Predecessor’s operations and held by Westlake Chemical Corporation were not presented in its combined carve-out financial statements for any of the periods presented. The Predecessor reflected transfers of cash to and from Westlake Chemical Corporation’s cash management system as a component of “Net investment” on its combined carve-out balance sheets, and as part of “Net distributions to Parent” on its combined carve-out statements of cash flows.

2.	Summary of Significant Accounting Policies

Net Investment

In the combined carve-out balance sheets, Net investment represents Westlake Chemical Corporation’s historical investment in the Predecessor, its accumulated net earnings after taxes, and the net effect of transactions with, and allocations from, Westlake Chemical Corporation.

Basis of Combination

The Predecessor consolidates entities when it either (1) has the ability to control the operating and financial decisions and policies of that entity; or (2) are allocated a majority of the entity’s losses and/or returns through its

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

variable interests in that entity. The determination of its ability to control or exert significant influence over an entity and whether the Predecessor is allocated a majority of the entity’s losses and/or returns involves the use of judgment. The Predecessor applies the equity method of accounting where the Predecessor can exert significant influence over, but do not control, the policies and decisions of an entity and where the Predecessor is not allocated a majority of the entity’s losses and/or returns. The Predecessor has a 50% ownership interest in a natural gas liquids pipeline joint venture, Cypress Interstate Pipeline L.L.C., and accounts for its interest in this joint venture using the equity method of accounting. Undistributed earnings from the joint venture included in net investment were $233 as of December 31, 2013.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on estimation of the amount of accounts receivable that the Predecessor believes are unlikely to be collected. Estimating this amount requires analysis of the financial strength of the Predecessor’s customers, the use of historical experience, the Predecessor’s accounts receivable aged trial balance, and specific collectability analysis. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and high risk accounts as determined by the analysis of financial strength of customers are reviewed individually for collectability.

Inventories

Inventories primarily include product, material and supplies. Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) or average method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation. The property, plant, and equipment balances reflected in the historical combined carve-out financial statements herein reflect the Parent’s historical cost basis. Historical cost includes expenditures for improvements and betterments that extend the useful lives of the assets. Repair and maintenance costs are charged to operations as incurred.

The accounting guidance for asset retirement obligations requires the recording of liabilities equal to the fair value of asset retirement obligations and corresponding additional asset costs, when there is a legal asset retirement obligation as a result of existing or enacted law, statute or contract. The Predecessor has conditional asset retirement obligations for the removal and disposal of hazardous materials from certain of the Predecessor’s manufacturing facilities. However, no asset retirement obligations have been recognized because the fair value of the conditional legal obligation cannot be measured due to the indeterminate settlement date of the obligation. Settlement of these conditional asset retirement obligations is not expected to have a material adverse effect on the Predecessor’s financial condition, results of operations or cash flows in any individual reporting period.

Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets.

Classification	Years
Buildings and improvements	25
Plant and equipment	25
Ethylene pipeline	35
Other	3-10

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Fair Value Estimates

The Predecessor develops estimates of fair value to assess impairment of long-lived assets, goodwill and intangible assets, and to record derivative instruments. The Predecessor uses all available information to make these fair value determinations, including the engagement of third-party consultants.

Impairment of Long-Lived Assets

The accounting guidance for the impairment or disposal of long-lived assets requires that the Predecessor review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Assets are considered to be impaired if the carrying amount of an asset exceeds the future undiscounted cash flows. The impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

Impairment of Goodwill and Intangible Assets

The accounting guidance for goodwill and intangible assets requires that goodwill and indefinite-lived intangible assets are tested for impairment at least annually. Other intangible assets with finite lives are amortized over their estimated useful life and reviewed for impairment in accordance with the provisions of the accounting guidance. As of December 31, 2013, the Predecessor’s recorded goodwill was $5,818, all of which was associated with the Predecessor’s Ethylene Production segment. The latest annual impairment test for the recorded goodwill was performed as of October 31, 2013. The Predecessor’s impairment test indicated that its goodwill was not impaired.

Turnaround Costs

The Predecessor accounts for turnaround costs under the deferral method. Turnarounds are the scheduled and required shutdowns of specific operating units in order to perform planned major maintenance activities. The costs related to the significant overhaul and refurbishment activities include maintenance materials, parts and direct labor costs. The costs of the turnaround are deferred when incurred at the time of the turnaround and amortized (within depreciation and amortization) on a straight-line basis until the next planned turnaround, which ranges from three to six years. Deferred turnaround costs are presented as a component of other assets, net. Total costs deferred on turnarounds were $59,052, $5,566 and $8,426 in 2013, 2012, and 2011, respectively. The cash outflows related to these costs are included in operating activities in the combined carve-out statements of cash flows.

Exchanges

The Predecessor enters into inventory exchange transactions with third parties, which involve fungible commodities. These exchanges are settled in like-kind quantities and are valued at lower of cost or market. Cost is determined using the FIFO method.

Income Taxes

The operations of the Predecessor are included in a consolidated federal income tax return filed by Westlake. Following the IPO of Westlake Chemical Partners LP, its operations will be treated as a partnership

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

for federal and state income tax purposes, with each partner being separately taxed on its share of the taxable income. However, the Predecessor is composed of certain taxable limited liability companies and corporations in addition to non-taxable partnerships. Therefore, for financial reporting purposes, the Predecessor’s provision for income taxes has been computed on a separate-return basis for all periods presented except that all tax benefits recognized on employee stock plans are retained by Westlake. Although its operations have historically been included in the Parent’s U.S. federal and state tax returns based on Westlake’s global tax model, Westlake’s global tax model has been developed based on Westlake’s entire portfolio of business and, therefore, the tax results as presented are not necessarily reflective of the results that the Predecessor would have generated on a stand-alone basis. The Predecessor utilizes the liability method of accounting for deferred income taxes. Under the liability method, deferred tax assets or liabilities are recorded based upon temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the period. Valuation allowances are recorded against deferred tax assets when it is considered more likely than not that the deferred tax assets will not be realized on a separate tax return basis.

Concentration of Credit Risk

Financial instruments which potentially subject the Predecessor to concentration of risk consist principally of trade receivables from external customers who purchase ethylene and ethylene co-products. The Predecessor performs periodic credit evaluations of non-affiliated customers’ financial condition and generally does not require collateral. The Predecessor maintains allowances for potential losses.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, products are shipped to the customer, the sales price is fixed or determinable and collectability is reasonably assured. For domestic contracts, title and risk of loss passes to the customer upon delivery under executed customer purchase orders or contracts. For export contracts, the title and risk of loss passes to customers at the time specified by each contract. Provisions for discounts, rebates and returns are provided for in the same period as the related sales are recorded.

Comprehensive Income

The Predecessor has not reported comprehensive income due to the absence of items of other comprehensive income in the periods presented.

Net Income Per Unit

During the periods presented, the Predecessor was wholly owned by the Parent. Accordingly, the Predecessor has not presented net income per unit.

Price Risk Management

The accounting guidance for derivative instruments and hedging activities requires that the Predecessor recognize all derivative instruments on the combined carve-out balance sheet at fair value, and changes in the derivative’s fair value must be currently recognized in earnings or comprehensive income, depending on the designation of the derivative. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

recorded in comprehensive income and is recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. During the years presented, the Predecessor had no cash flow hedges.

The Predecessor utilizes commodity derivative instruments to reduce price risks by purchasing or selling futures on established exchanges. The Predecessor takes both fixed and variable positions, depending upon anticipated future physical purchases and sales of these commodities. The fair value of derivative financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available. The Predecessor assesses both counterparty as well as its own nonperformance risk when measuring the fair value of derivative liabilities. The Predecessor does not consider its nonperformance risk to be significant. See Note 11 for a summary of the fair value of derivative instruments.

Environmental Costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Remediation liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Environmental liabilities in connection with properties that are sold or closed are realized upon such sale or closure, to the extent they are probable and estimable and not previously reserved. Recognition of any joint and several liabilities is based upon the Predecessor’s best estimate of its final pro rata share of the liability.

Fair Value of Financial Instruments

The amounts reported in the combined carve-out balance sheet for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The fair value of financial instruments is estimated using quoted market prices in active markets and observable market-based inputs or unobservable inputs that are corroborated by market data when active markets are not available.

Employee Benefit Plans

The employees supporting the Predecessor’s operations are employees of the Parent and its affiliates. Their payroll costs and employee benefit plan costs are charged to the Predecessor by the Parent. The Parent sponsors various employee pension and postretirement health and life insurance plans. For purposes of these combined carve-out financial statements, the Predecessor is considered to be participating in multiemployer benefit plans of the Parent. As a participant in multiemployer benefit plans, the Predecessor recognizes as expense in each period an allocation from the Parent, and the Predecessor does not recognize any employee benefit plan assets or liabilities except for accruals for contributions due. The Predecessor is considered to participate in multiemployer plans of the Parent for the purposes of presenting these combined carve-out financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

3.	Recent Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on disclosures for offsetting assets and liabilities. The new accounting guidance requires companies to disclose both gross and net information about (1) instruments and transactions eligible for offset in the statement of financial position, and (2) instruments and transactions subject to an agreement similar to a master netting arrangement. The FASB issued another accounting standards update clarifying the scope of the assets and liabilities offset disclosure requirements in January 2013. The effective date of the disclosure requirements remains unchanged. The Predecessor adopted the new guidance as of January 1, 2013, and the adoption did not have an impact on the Predecessor’s combined carve-out financial position, results of operations or cash flows.

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued an accounting standards update to simplify how entities test indefinite-lived intangible assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The new accounting guidance provides an entity with an option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test under current accounting guidance. If an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with current accounting guidance. Also under this new accounting guidance, an entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test, but may resume performing the qualitative assessment in any subsequent period. The Predecessor adopted the new indefinite-lived intangible assets test guidance as of January 1, 2013, and the adoption did not have a material impact on the Predecessor’s combined carve-out financial position, results of operations or cash flows.

4.	Accounts Receivable

Accounts receivable consist of the following at December 31:

	2013	2012
Trade customers	$73,594	$71,669
Allowance for doubtful accounts	(2,105)	(2,065)

	71,489	69,604
Other	323	15,312

Accounts receivable, net	$71,812	$84,916

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

5.	Inventories

Inventories consist of the following at December 31:

	2013	2012
Finished products	$21,330	$30,589
Feedstock, additives and chemicals	80,407	67,004
Materials and supplies	14,640	12,727

Inventories	$116,377	$110,320

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2013	2012
Land	$4,126	$3,409
Building and improvements	32,941	30,171
Plant, pipeline and equipment	1,058,304	921,092
Other	55,478	50,840

	1,150,849	1,005,512
Less: Accumulated depreciation	(561,301)	(530,809)

	589,548	474,703
Construction in progress	173,424	116,408

Property, plant and equipment, net	$762,972	$591,111

Depreciation expense on property, plant and equipment of $57,299, $53,125 and $45,326 is included in cost of sales in the combined carve-out statements of operations for the years ended December 31, 2013, 2012 and 2011, respectively.

7.	Other Assets

Other assets consist of the following at December 31:

	2013			2012			Weighted Average Life
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Goodwill and intangible assets:
Technology	$9,618	$(9,618)	$—	$9,618	$(9,539)	$79	2
Goodwill	5,818	—	5,818	5,818	—	5,818
Other	55	—	55	55	—	55

Total goodwill and intangible assets	15,491	(9,618)	5,873	15,491	(9,539)	5,952
Deferred charges and other assets:
Turnaround costs	96,678	(34,537)	62,141	72,745	(54,144)	18,601	5
Other	8,662	(1,479)	7,183	8,662	(917)	7,745	15

Total deferred charges and other assets	105,340	(36,016)	69,324	81,407	(55,061)	26,346

Other assets, net	$120,831	$(45,634)	$75,197	$96,898	$(64,600)	$32,298

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Amortization expense on other assets of $16,164, $11,132, and $11,867 is included in the combined carve-out statements of operations for the years ended December 31, 2013, 2012 and 2011, respectively.

Goodwill

Goodwill was allocated to the Predecessor from the Parent based on the relative fair market value of its net property, plant and equipment, compared with the fair market value of the Parent’s net property, plant and equipment acquired in the Parent’s purchase transaction that resulted in goodwill.

The Predecessor performs an annual assessment of whether goodwill retains its carrying value. This assessment is done more frequently if indicators of potential impairment exist. There has been no impairment of the goodwill since it was initially recorded.

The fair value of the Ethylene Production segment, the reporting unit assessed, was calculated using a discounted cash flow methodology. The discounted cash flow projections were based on a nine-year forecast, from 2014 to 2022, to reflect the cyclicality of the Predecessor’s Ethylene business. The forecast was based on (1) prices and spreads projected by Wood Mackenzie, a chemical industry organization offering market and business advisory services for the chemical market, for the same period, and (2) estimates by management, including their strategic and operational plans. Other significant assumptions used in the discounted cash flow projection included sales volumes based on current capacities. The future cash flows were discounted to present value using a discount rate of 8.8%.

8.	Related Party Transactions

Cash Management Program

The Predecessor participates in Westlake’s centralized cash management and funding system. The Predecessor’s working capital and capital expenditure requirements have historically been part of the corporate-wide cash management program for Westlake. As part of such program, Westlake sweeps all cash generated by the Predecessor’s operations daily, and cash needed to meet the Predecessor’s operating and investing needs is provided by Westlake as necessary. Transfers of cash to and from Westlake’s cash management system are reflected as a component of Net investment on its combined carve-out balance sheets, and as part of “Net Distributions to Parent” on its combined carve-out statements of cash flows. No interest income has been recognized on net cash swept to the Parent since, historically, the Predecessor has not charged interest on intercompany balances other than the intercompany promissory notes described in Note 9.

All significant intercompany transactions between the Predecessor and Westlake have been included in these combined carve-out financial statements and are considered to be effectively settled for cash in the combined carve-out financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined carve-out statements of cash flow as a financing activity and in the combined carve-out balance sheets as Net investment.

Affiliate Transactions

During the ordinary course of conducting its business, the Predecessor enters into transactions with affiliates related to the production and sale of ethylene and ethylene co-products.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

The Predecessor is part of the consolidated operations of Westlake, and a majority of its revenue is derived from transactions with Westlake and its affiliates. The prices used for these related party revenue transactions may be different than prices the Predecessor might have received had they been transacted with third parties. The gross profit recognized on net ethylene sales to Westlake was $772,316, $534,909, and $401,313 for the years ended December 31, 2013, 2012, and 2011, respectively.

Historically, Westlake and its affiliates performed certain services which directly and indirectly supported the Predecessor’s operations. Personnel costs incurred by Westlake and its affiliates on the Predecessor’s behalf were charged to the Predecessor and are included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in its operations. Personnel costs included in the Predecessor’s cost of sales were charged to the Predecessor based on actual payroll and other costs incurred by Westlake for employees who directly support the Predecessor’s operations. Westlake also performed certain general corporate functions for the Predecessor related to finance, legal, information technology, human resources, communications, ethics and compliance and other shared services. During 2013, 2012, and 2011 the Predecessor was allocated $20,197, $18,565, and $16,491, respectively, of indirect general corporate expenses incurred by Westlake. The costs of these general corporate functions were allocated to the Predecessor primarily on the basis of fixed assets and are included within selling, general and administrative expenses. These allocated corporate costs relate primarily to the wages and benefits of Westlake employees that support the Predecessor’s operations. Expenses incurred by Westlake and its affiliates on the Predecessor’s behalf have been allocated to the Predecessor on the basis of direct usage when identifiable. Where costs incurred on the Predecessor’s behalf could not practically be determined by specific identification, these costs were primarily allocated to the Predecessor on the basis of fixed assets, headcount or other measure. The expense allocations have been determined on a basis that both the Predecessor and Westlake consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Predecessor during the periods presented. The allocations may not, however, fully reflect the expenses the Predecessor would have incurred as a separate, publicly traded company for the periods presented. Additionally, included in cost of sales and general, selling and administrative expenses, are direct employee costs. These employees performing services on behalf of the Predecessor’s operations are employees of Westlake Management Services, Inc., a subsidiary of Westlake. Included in the table below within cost of sales and selling, general and administrative are costs of such employees. In addition to the expenses that are incurred by the Parent on behalf of the Predecessor that are included in the table below, the Predecessor also incurs expenses externally from unrelated parties.

The Predecessor also incurred related party interest expense under promissory notes payable to Westlake. See Note 9 for intercompany debt and related interest expense between the Predecessor and Westlake.

The following table shows revenues and direct and indirect expenses, including personnel costs described above, incurred by Westlake on the Predecessor’s behalf that are reflected in its combined carve-out statements of operations.

	Year Ended December 31,
	2013	2012	2011
Net ethylene sales—Westlake	$1,603,043	$1,507,501	$1,638,338
Cost of sales—Westlake employees	61,770	57,454	51,500
Selling, general and administrative	24,054	22,485	21,160
Interest expense—Westlake	8,032	8,937	8,947

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Cypress Interstate Pipeline L.L.C., a pipeline joint venture company in which the Predecessor owns a 50% equity stake, supplies natural gas liquid feedstocks to the Predecessor’s Lake Charles complex through its pipeline. For the years ended December 31, 2013, 2012 and 2011, the Predecessor incurred pipeline fees of approximately $13,328, $11,957 and $9,474, respectively, payable to this joint venture for usage of its pipeline.

Pension and Retirement Savings Plans

Employees who directly or indirectly support the Predecessor’s operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by the Parent, which includes other Parent subsidiaries. The Predecessor’s share of pension and postretirement health and life insurance costs for 2013, 2012 and 2011 was $1,426, $1,626, and $538 respectively. The Predecessor’s share of defined contribution plan costs for 2013, 2012 and 2011 was $3,977, $4,090, and $3,999, respectively. Pension and defined contribution benefit plan expenses are included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in its operations.

Stock-based Compensation

The Parent’s incentive compensation programs primarily consist of stock options, stock awards, restricted stock units or cash awards (any of which may be a performance award). Outstanding stock option awards have a 10-year term and vest either (1) ratably on an annual basis over a one to three-year period or (2) in one-half increments on the five-year and 9.5-year anniversaries of the award date. Current outstanding restricted stock awards also vest either (1) ratably on an annual basis over a three year period, (2) at the end of a two or three-year period or (3) in one-half increments on the five-year and 9.5-year anniversaries of the award date. Outstanding restricted stock units vest either (1) ratably on an annual basis over a three-year period or (2) at the end of a one to six-year period. In accordance with accounting guidance related to share-based payments, the Parent recognizes stock-based compensation expense for all stock-based compensation awards based on estimated grant-date fair value. The Parent recognizes these stock-based compensation costs net of a forfeiture rate and on a straight-line basis over the requisite service period of the award for only those shares expected to vest.

Certain Parent employees supporting the Predecessor’s operations were historically granted these types of awards. The Predecessor has allocated these expenses for stock-based compensation as part of the cost allocations to the Contributed Assets. These costs totaled $2,432, $2,147, and $2,276 for 2013, 2012 and 2011, respectively. Stock-based compensation expense is included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in the Predecessor’s operations. Stock-based compensation included in selling, general and administrative expenses totaled $1,984, $1,920, and $2,068 for 2013, 2012 and 2011, respectively. Stock-based compensation included in cost of sales totaled $448, $227, and $208 for 2013, 2012 and 2011, respectively.

General

The Predecessor, together with other subsidiaries of the Parent not included in these combined carve-out financial statements, are guarantors under the Parent’s revolving credit facility and the indentures governing its senior notes. As of December 31, 2013, the Parent had no borrowings outstanding under its revolving credit facility and $754,000 outstanding under its senior notes (less the unamortized discount of $1,010).

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

9.	Promissory Notes Payable to Westlake

Long-term debt payable to Westlake consists of the following at December 31:

	2013	2012
2004 Promissory Notes (variable interest rate of prime plus 0.25%, original scheduled maturity of February 14, 2014)	$—	$232,600
2006 Ethylene Note (variable interest rate of prime plus one percent, original scheduled maturity of March 11, 2014)	—	6,000
2006 Pipeline Note (variable interest rate of prime plus 0.25%, original scheduled maturity of November 30, 2016)	14,400	14,400
2013 Promissory Notes (variable interest rate of prime plus 1.5%, original scheduled maturity of August 1, 2023)	238,573	—

	$252,973	$253,000

In conjunction with historical general expenditures for the Predecessor’s ethylene plants, the legal entities that have held its operating assets entered into certain promissory notes with a subsidiary of the Parent as follows:

On February 14, 2004, Westlake Development Corp, a subsidiary of the Parent, executed promissory notes (the “2004 Promissory Notes”), on an unsecured basis, with legal entities that held ethylene plants in Calvert City and Lake Charles. The 2004 promissory notes related to general expenditures incurred by the Parent in 2004 and prior on behalf of the ethylene business and the chlorine plant in Calvert City. As only a portion of the 2004 Promissory Notes related to expenditures of the ethylene business, a portion of the 2004 Promissory Notes was allocated to the Predecessor based on the proportionate share of the Calvert City ethylene plant’s historical general expenditures. Interest expense has been allocated in the same proportions as debt. Both the Predecessor and Westlake believe the allocation basis for debt and interest expense is reasonable. However, these amounts may not be indicative of the actual amounts that the Predecessor would have incurred had the Predecessor been operating as an independent company for the periods presented. The interest rate on the 2004 Promissory Notes was 3.5% at December 31, 2012.

On March 31, 2006, Westlake Development Corp, a subsidiary of Westlake, executed a promissory note (the “2006 Ethylene Note”), on an unsecured basis, with WPT LP, the legal entity that held one of the ethylene plants in Lake Charles for general expenditures incurred by Westlake in 2006 and prior on the Lake Charles Ethylene Plant’s behalf. The interest rate on the 2006 Ethylene Note was 4.25% at December 31, 2012.

On November 30, 2006, Westlake Development Corp, a subsidiary of Westlake, executed a promissory note (the “2006 Pipeline Note”), on an unsecured basis, with Westlake Ethylene Pipeline Corporation, the legal entity that held the Longview Pipeline for general expenditures incurred by Westlake in 2006 and prior on the Longview Pipeline’s behalf. The interest rate on the 2006 Pipeline Note was 3.5% at December 31, 2013 and 2012.

On January 1, 2013, the 2004 Promissory Notes and the 2006 Ethylene Note were settled by the Parent through a contribution of the remaining balances to the net investment of the carve-out entities. Therefore, no balance remains on these notes as of December 31, 2013. The 2006 Pipeline Note will not be settled before the IPO as the note will remain an obligation of the legal entity, Westlake Ethylene Pipeline Corporation, subsequent to the IPO transaction and will not be contributed to OpCo. Total accrued interest payable on the 2004 Promissory Notes, 2006 Ethylene Note and 2006 Pipeline Note was $504 and $3,100 at December 31, 2013 and 2012, respectively, and is included in accrued liabilities in the combined carve-out balance sheets.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

In 2013, new intercompany promissory notes were issued for capital expenditures incurred by the Parent on behalf of the Predecessor’s operations (together, the “2013 Promissory Notes”). Westlake Development Corporation, executed three separate promissory notes made of two tranches each, with Westlake Vinyls, Inc., WPT LLC (the successor to WPT LP) and Westlake Petrochemicals LLC (the “2013 Vinyls Notes,” the “2013 Petro 2 Notes” and the “2013 Petro 1 Notes,” respectively). The 2013 Promissory Notes have been issued without a stated principal amount, maturing on August 1, 2023 and variable interest rates of prime plus 1.5% payable in cash or added to the principal at the option of the Predecessor. Interest expense of $7,506 was incurred on the 2013 Promissory Notes during 2013 and was reflected on the combined carve-out financial statements as an addition to principal. As of December 31, 2013, the outstanding borrowings on the 2013 Promissory Notes, including accrued interest of $7,506, was a total of $238,573, comprised of $120,492, $87,399, and $30,682 outstanding on the 2013 Vinyls Notes, the 2013 Petro 2 Notes and the 2013 Petro 1 Notes, respectively. The interest rate on the 2013 Promissory Notes was 4.75% at December 31, 2013.

As of December 31, 2013, the aggregate carrying value of the Predecessor’s debt approximates its fair value.

10.	Derivative Commodity Instruments

The Predecessor uses derivative instruments to reduce price volatility risk on commodities, primarily natural gas and ethane, from time to time. The Predecessor does not use derivative instruments to engage in speculative activities.

For derivative instruments that are designated and qualify as fair value hedges, the gains or losses on the derivative instruments, as well as the offsetting losses or gains on the hedged items attributable to the hedged risk, were included in cost of sales in the combined carve-out statements of operations in 2013, 2012, and 2011. As of December 31, 2013, the Predecessor had no feedstock forward contracts designated as fair value hedges. The Predecessor had 46,620,000 gallons of feedstock forward contracts designated as fair value hedges at December 31, 2012.

Gains and losses from changes in the fair value of derivative instruments that are not designated as hedging instruments were included in gross profit in the combined carve-out statements of operations in 2013, 2012 and 2011.

The exposure on commodity derivatives used for price risk management includes the risk that the counterparty will not pay if the market declines below the established fixed price. In such case, the Predecessor would lose the benefit of the derivative differential on the volume of the commodities covered. In any event, the Predecessor would continue to receive the market price on the actual volume hedged. The Predecessor also bears the risk that it could lose the benefit of market improvements over the fixed derivative price for the term and volume of the derivative instruments (as such improvements would accrue to the benefit of the counterparty).

Disclosures related to the Predecessor’s derivative assets and derivative liabilities subject to enforceable master netting arrangements have not been presented as they are not material to the Predecessor’s combined carve-out balance sheets at December 31, 2013 and 2012.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

The fair values of derivative instruments in the Predecessor’s combined carve-out balance sheets were as follows:

	Derivative Assets
		Fair Value as of December 31,
	Balance Sheet Location	2013	2012
Designated as hedging instruments
Commodity forward contracts	Accounts receivable, net	$—	$13,032
Not designated as hedging instruments
Commodity forward contracts	Accounts receivable, net	296	1,395

Total derivative assets		$296	$14,427

	Derivative Liabilities
		Fair Value as of December 31,
	Balance Sheet Location	2013	2012
Designated as hedging instruments
Commodity forward contract	Accrued liabilities	$—	$399
Not designated as hedging instruments
Commodity forward contracts	Accrued liabilities	176	13,295

Total derivative liabilities		$176	$13,694

The following tables reflect the impact of derivative instruments designated as fair value hedges and the related hedged item on the Predecessor’s combined carve-out statements of operations. There was no material ineffectiveness with regard to the Predecessor’s qualifying hedges in 2013, 2012, and 2011.

	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended December 31,
Derivatives in Fair Value Hedging Relationships		2013	2012	2011
Commodity forward contracts	Cost of sales	$(303)	$17,163	$(4,895)

	Location of Gain (Loss) Recognized in Income on Hedged Items	Year Ended December 31,
Hedged Items in Fair Value Hedging Relationships		2013	2012	2011
Firm commitment designated as the hedged item	Cost of sales	$143	$(18,394)	$5,092

The impact of derivative instruments that have not been designated as hedges on the Predecessor’s combined carve-out statements of operations were as follows:

	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended December 31,
Derivatives Not Designated as Hedging Instruments		2013	2012	2011
Commodity forward contracts	Gross profit	$5,438	$(11,961)	$2,816

See Note 11 for the fair value of the Predecessor’s derivative instruments.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

11.	Fair Value Measurements

Fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, the accounting guidance for fair value measurements establishes a hierarchical disclosure framework that ranks the quality and reliability of information used to determine fair values. The hierarchy is associated with the level of pricing utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:

Level 1—Quoted market prices in active markets for identical assets and liabilities.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

The Predecessor reports certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The following tables summarize, by level within the fair value hierarchy, the Predecessor’s assets and liabilities at December 31 that were accounted for at fair value on a recurring basis:

	2013
	Level 1	Level 2	Total
Derivative instruments
Risk management assets—Commodity forward contracts	$48	$248	$296
Risk management liabilities—Commodity forward contracts	—	(176)	(176)

	2012
	Level 1	Level 2	Total
Derivative instruments
Risk management assets—Commodity forward contracts	$1,395	$13,032	$14,427
Risk management liabilities—Commodity forward contracts	—	(13,694)	(13,694)
Firm commitments
Hedged portion of firm commitment	—	399	399
Hedged portion of firm commitment	—	(13,032)	(13,032)

The Level 2 measurements for the Predecessor’s commodity contracts are derived using forward curves supplied by industry recognized and unrelated third-party services. There were no transfers in and out of Levels 1 and 2 of the fair value hierarchy in 2013 and 2012.

In addition to the assets and liabilities above, the Predecessor has other financial assets and liabilities subject to fair value measures. These financial assets and liabilities include accounts receivable, net, accounts payable and long-term debt payable to Westlake, all of which are recorded at carrying value. The amounts reported in the combined carve-out balance sheets for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The carrying and fair values of the Predecessor’s long-term debt

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

at December 31, 2013 and 2012 are summarized in the table below. The Predecessor’s long-term debt instruments are related party promissory notes issued to wholly owned subsidiaries of Westlake. The fair value of these notes is determined based on the present value of expected future cash flows using a discounted cash flow methodology. Because the Predecessor’s valuation methodology used for long-term debt instruments requires the use of significant unobservable inputs, the inputs used to measure the fair value of the Predecessor’s long-term debt are classified as Level 3 within the fair value hierarchy. Inputs used to estimate the fair values of the Predecessor’s long-term debt include the selection of an appropriate discount rate.

	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
2004 Promissory Notes	$—	$—	$232,600	$232,684
2006 Ethylene Note	—	—	6,000	6,000
2006 Pipeline Note	14,400	13,922	14,400	13,777
2013 Promissory Notes	238,573	238,573	—	—

12.	Income Taxes

The Predecessor’s operating results have been included in Westlake Chemical Corporation’s consolidated U.S. federal and state income tax returns. Amounts presented in these combined carve-out financial statements related to income taxes have been determined on a separate tax return basis, and the Predecessor’s contribution to Westlake Chemical Corporation’s net operating losses and tax credits have been included in these financial statements. These amounts may not reflect tax positions taken or to be taken by Westlake Chemical Corporation and have been available for use by Westlake Chemical Corporation and may remain with Westlake Chemical Corporation after the separation from Westlake Chemical Corporation.

The Predecessor’s provision for (benefit from) income taxes consists of the following:

	Year Ended December 31,
	2013	2012	2011
Current
Federal	$233,014	$196,467	$118,384
State	30,211	22,507	15,145

	263,225	218,974	133,529

Deferred
Federal	32,675	(8,137)	(616)
State	4,379	41	(1,243)

	37,054	(8,096)	(1,859)

Total provision	$300,279	$210,878	$131,670

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

A reconciliation of taxes computed at the statutory rate to the Predecessor’s income tax expense is as follows:

	Year Ended December 31,
	2013	2012	2011
Provision for federal income tax at statutory rate	$296,389	$212,379	$132,525
State income tax provision net of federal income tax effect	22,484	14,656	9,036
Manufacturing deduction	(18,270)	(16,065)	(10,150)
Other, net	(324)	(92)	259

	$300,279	$210,878	$131,670

The tax effects of the principal temporary differences between financial reporting and income tax reporting at December 31 are as follows:

	2013	2012
Net operating loss carryforward	$—	$18
Credit carryforward	25	25
Accruals	3,570	4,328
Allowance for doubtful accounts	(136)	209
Inventories	1,313	1,115
Other	(373)	(105)

Deferred taxes assets—total	4,399	5,590

Property, plant and equipment	(159,033)	(139,774)
Turnaround costs	(23,773)	(7,169)

Deferred tax liabilities—total	(182,806)	(146,943)

Total net deferred tax liabilities	$(178,407)	$(141,353)

Balance sheet classifications
Current deferred tax asset	$4,448	$5,278
Deferred tax liability	(182,855)	(146,631)

Total net deferred tax liabilities	$(178,407)	$(141,353)

13.	Supplemental Information

Operating Cash Flow Information

Westlake Chemical Corporation uses a centralized cash management system to finance its operations. Interest paid, net of capitalized interest, and income taxes have been paid directly by the Parent and charged to the Predecessor through related party accounts receivable, net. Related party accounts receivable, net were settled immediately through net investment, and therefore, the Predecessor did not pay cash for interest expense or income tax expense during the years ended December 31, 2013, 2012 or 2011. See Note 8 for the treatment of related party transactions with Westlake.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Other Income, Net

	Year Ended December 31,
	2013	2012	2011
Equity in income of joint venture	$4,711	$4,172	$2,827
Claims recovery	3,158	—	—
Franchise taxes	(172)	(144)	(30)
Other	4	158	7

Other income, net	$7,701	$4,186	$2,804

Non-cash Operating Activity

The Predecessor settled $7,506 of its total 2013 interest expense incurred on related party notes as an addition to principal on promissory notes outstanding to Westlake. Interest incurred on the 2013 Promissory Notes discussed in Note 9 may be settled through additions to principal outstanding, at the Predecessor’s option.

Non-cash Investing Activity

Change in capital expenditure accrual reducing additions to property, plant and equipment was $7,937, $1,333 and $1,550 for the years ended December 31, 2013, 2012 and 2011, respectively.

Non-cash Financing Activity

As of December 31, 2012, related party notes payable to Westlake equaled $253,000. In 2013, $238,600 of these related party notes were deemed settled through net parent investment. The non-cash settlement was recorded as an increase in Westlake’s net investment in the Predecessor. No cash was transferred in connection with the deemed settlement of these notes. See Note 9 for intercompany debt outstanding between the Predecessor and Westlake.

14.	Major Customer and Concentration of Credit Risk

In 2013, 2012 and 2011, Westlake accounted for approximately 75%, 67% and 73%, respectively, of the Predecessor’s net sales. Historically, the Predecessor sold ethylene to Westlake and the resulting related party receivables were settled immediately through net investment.

15.	Commitments and Contingencies

The Predecessor is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. Under one law, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because several of the Predecessor’s production sites have a history of industrial use, it is impossible to predict precisely what effect these legal requirements will have on the Predecessor.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation (“Goodrich”) chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify the Predecessor for any liabilities related to preexisting contamination at the complex. For its part, the

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Predecessor agreed to indemnify Goodrich for post-closing contamination caused by the Predecessor’s operations. The soil and groundwater at the complex, which does not include the Predecessor’s nearby PVC facility, had been extensively contaminated under Goodrich’s operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation (“PolyOne”), and that predecessor assumed Goodrich’s indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among the Predecessor, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007 and PolyOne agreed to assume 100% of responsibility for site contamination subject to the right to seek reallocation through an arbitration process. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. This arbitration is currently stayed.

State Administrative Proceedings. There are several administrative proceedings in Kentucky pertaining to the Calvert City site involving Goodrich’s Resource Conservation and Recovery Act permit which requires Goodrich to remediate contamination at the site. Site contamination is currently being addressed under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act by the Predecessor, Goodrich and PolyOne pursuant to an Administrative Settlement with the U.S. Environmental Protection Agency which requires the parties to conduct a remedial investigation and feasibility study. As a result, the state proceedings are currently stayed and corrective action under the permit has been suspended.

Monetary Relief. Except as noted above with respect to the settlement of the contract litigation among the Predecessor, Goodrich and PolyOne, there has been no determination of responsibility or any allocation of the costs of remediation among the various parties that are involved in the judicial and administrative proceedings discussed above. At this time, the Predecessor is not able to estimate the loss or reasonable possible loss, if any, on the Predecessor’s combined carve-out financial statements that could result from the resolution of these proceedings. Any cash expenditures that the Predecessor might incur in the future with respect to the remediation of contamination at the complex would likely be spread out over an extended period. As a result, the Predecessor believes it is unlikely that any remediation costs allocable to it will be material in terms of expenditures made in any individual reporting period.

Westlake has agreed to indemnify OpCo for any liabilities related to pre-existing contamination at the Calvert City plant, and OpCo has agreed to indemnity Westlake for any post-closing contamination caused by its operations of the Calvert City plant.

In addition to the matters described above, the Predecessor is involved in various routine legal proceedings incidental to the conduct of its business. The Predecessor does not believe that any of these routine legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Other Commitments

The Predecessor is obligated under various long-term and short-term noncancelable operating leases, primarily related to rail car leases. Several of the leases provide for renewal terms. As of December 31, 2013, future minimum lease commitments were as follows:

2014	$1,657
2015	1,380
2016	949
2017	823
2018	602
Thereafter	948

$6,359

Rental expense was approximately $3,933, $2,999 and $3,770 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Predecessor has various purchase commitments for its capital projects and for materials, supplies and services incident to the ordinary conduct of business. Such commitments are at prices not in excess of market prices. Certain feedstock purchase commitments require taking delivery of minimum volumes at market-determined prices.

16.	Subsequent Events

Subsequent events have been evaluated for recognition through February 21, 2014; the issuance date of the Parent’s consolidated financial statements. Subsequent events have been evaluated for disclosure through April 29, 2014, the date of the audit report. There have been no subsequent events to disclose as of this date.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT BALANCE SHEETS

(Unaudited)

	Supplemental Pro Forma March 31, 2014 (See Note 1)	March 31, 2014	December 31, 2013
		(in thousands of dollars)
ASSETS
Current assets
Accounts receivable, net	$54,989	$54,989	$71,812
Inventories	85,670	85,670	116,377
Prepaid expenses and other current assets	174	174	257
Deferred income taxes	4,448	4,448	4,448

Total current assets	145,281	145,281	192,894
Property, plant and equipment, net	794,176	794,176	762,972
Equity investment	10,339	10,339	10,411
Other assets, net
Goodwill and intangible assets, net	5,873	5,873	5,873
Deferred charges and other assets, net	64,733	64,733	69,324

Total other assets, net	70,606	70,606	75,197

Total assets	$1,020,402	$1,020,402	$1,041,474

LIABILITIES
Current liabilities
Accounts payable	$96,567	$96,567	$122,564
Accrued liabilities	27,338	27,338	26,688

Total current liabilities	123,905	123,905	149,252
Long-term debt payable to Westlake	302,357	302,357	252,973
Deferred income taxes	186,122	186,122	182,855
Other liabilities	925	925	962
Distribution payable to Westlake	155,666	—	—

Total liabilities	768,975	613,309	586,042

Commitments and contingencies (Note 14)

NET INVESTMENT
Net investment	251,427	407,093	455,432

Total liabilities and net investment	$1,020,402	$1,020,402	$1,041,474

The accompanying notes are an integral part of the combined carve-out financial statements

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2014	2013
	(in thousands of dollars)
Revenue
Net ethylene sales—Westlake	$383,927	$414,509
Net co-product, ethylene and feedstock sales—third parties	176,087	86,408

Total net sales	560,014	500,917
Cost of sales	327,700	310,907

Gross profit	232,314	190,010
Selling, general and administrative expenses	7,778	6,171

Income from operations	224,536	183,839
Other income (expense)
Interest expense—Westlake	(3,591)	(950)
Other income, net	1,252	4,045

Income before income taxes	222,197	186,934
Provision for income taxes	78,323	66,209

Net income	$143,874	$120,725

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET INVESTMENT

(Unaudited)

	Three Months March 31,
	2014	2013
	(in thousands of dollars)
Net investment
Balance at beginning of the period	$455,432	$273,812
Net income	143,874	120,725
Net distributions:
Contribution of debt payable to Parent into net investment	—	238,600
Distributions to Parent, net	(192,213)	(165,445)

Net (distributions to) contributions from Parent	(192,213)	73,155

Balance at end of the period	$407,093	$467,692

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2014	2013
	(in thousands of dollars)
Cash flows from operating activities
Net income	$143,874	$120,725
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19,014	16,035
Recovery of doubtful accounts	(60)	(256)
Loss from disposition of fixed assets	353	1,438
Deferred income taxes	3,267	8,104
Equity in loss (income) of joint venture, net of dividends	72	(389)
Changes in operating assets and liabilities
Accounts receivable	15,493	23,101
Inventories	30,707	2,985
Prepaid expenses and other current assets	83	(55)
Accounts payable	(19,198)	39,856
Accrued and other liabilities	877	6,839
Other, net	3,404	(55,392)

Net cash provided by operating activities	197,886	162,991

Cash flows from investing activities
Additions to property, plant and equipment	(51,305)	(65,051)
Settlements of derivative instruments	(409)	(679)

Net cash used for investing activities	(51,714)	(65,730)

Cash flows from financing activities
Proceeds from 2013 Promissory Notes	46,041	68,184
Net distributions to Parent	(192,213)	(165,445)

Net cash used for financing activities	(146,172)	(97,261)

Net increase in cash	—	—
Cash at beginning of period	—	—

Cash at end of period	$—	$—

The accompanying notes are an integral part of the combined carve-out financial statements.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(Unaudited)

(in thousands of dollars)

1.	Business and Basis of Presentation

Description of Business

Westlake Chemical Partners LP is a Delaware limited partnership formed on March 14, 2014, by Westlake Chemical Corporation and Westlake Chemical Partners GP LLC, a wholly owned subsidiary of Westlake Chemical Corporation. In anticipation of a proposed initial public offering (“IPO”) of common units by Westlake Chemical Partners LP (the “Partnership”), Westlake Chemical Corporation identified certain ethylene and other transportation related assets that would be contributed to Westlake Chemical OpCo LP in connection with the IPO (as described in more detail below, the “Contributed Assets”). Westlake Chemical OpCo LP (the “OpCo”) is a Delaware limited partnership formed on May 6, 2014 by Westlake Chemical Corporation and Westlake Chemical OpCo GP LLC, the latter of which is a wholly owned subsidiary of Westlake Chemical Partners LP. Westlake Chemical Partners LP’s predecessor reflects the assets, liabilities and results of operations of the ethylene business including the Contributed Assets. References to the “Predecessor” refers to the predecessor of Westlake Chemical Partners LP. References to “Westlake” or “Parent” refer to Westlake Chemical Corporation and its consolidated subsidiaries other than the Partnership, the OpCo and their respective subsidiaries.

The Predecessor generates revenue by selling ethylene and ethylene co-products to Westlake and external customers. The Predecessor’s primary ethylene co-products are chemical grade propylene, crude butadiene, pyrolysis gasoline and hydrogen. The Predecessor also has storage agreements and exchange agreements that allow access to customers who are not directly connected to the pipeline system. The Predecessor typically ships ethylene, propylene and hydrogen via pipeline systems that connect its ethylene plants to Westlake and numerous third-party customers. The Predecessor transports its butadiene and pyrolysis gasoline by rail or truck. The Predecessor’s operations consist of one reportable segment: Ethylene Production.

The Contributed Assets are as follows:

•

Lake Charles Ethylene Production Facilities. Two ethylene production facilities located in Lake Charles, Louisiana (Petro 1 and Petro 2, collectively referred to as Lake Charles Olefins), with a combined production capacity of 2.7 billion pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including polyethylene (“PE”) and polyvinyl chloride (“PVC”).

•

Calvert City Ethylene Production Facility. An ethylene production facility located in Calvert City, Kentucky (Calvert City Olefins), with a production capacity of 450 million pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PE and PVC.

•

Longview Pipeline. A 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake’s Longview production facility. The Longview Pipeline serves as the primary source of feedstock for the production of ethylene derivatives at Westlake’s Longview production facility.

In addition to the Contributed Assets’ activities, the Predecessor’s operations consist of the entire ethylene business, including but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities.

Basis of Presentation

The Predecessor consists of the historical “carve-out” financial statements of Westlake’s entire ethylene business. The accompanying unaudited interim combined carve-out financial statements were prepared in

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim periods. Accordingly, certain information and footnotes required for complete financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”) have not been included. These interim combined carve-out financial statements should be read in conjunction with the December 31, 2013 combined carve-out financial statements of the Predecessor and notes thereto, which are included elsewhere in this prospectus. These interim combined carve-out financial statements have been prepared in conformity with the accounting principles and practices as disclosed in the notes to the combined carve-out financial statements of the Predecessor for the fiscal year ended December 31, 2013.

In the opinion of management, the accompanying unaudited interim combined carve-out financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the Predecessor’s interim combined carve-out financial position as of March 31, 2014, its interim combined carve-out results of operations for the three months ended March 31, 2014 and 2013 and the changes in its interim combined carve-out cash position for the three months ended March 31, 2014 and 2013.

Results of operations and changes in cash position for the interim periods presented are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2014 or any other interim period. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The interim combined carve-out statements of operations also include expense allocations for certain functions historically performed by the Parent and allocated to the ethylene business, including allocations of general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and stock-based compensation. These allocations were based primarily on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measure. The Predecessor’s management believes the assumptions underlying the interim combined carve-out financial statements, including the assumptions regarding allocation of expenses from the Parent, are reasonable and reflect all costs related to the operations of the Predecessor, including those incurred by the Parent on behalf of the Predecessor. Nevertheless, the interim combined carve-out financial statements may not include all of the expenses that would have been incurred had the Predecessor been a stand-alone company during the periods presented and may not reflect its results of operations, financial position and cash flows had the Predecessor been a stand-alone company during the periods presented.

Westlake Chemical Corporation uses a centralized approach to the cash management and financing of its operations. The cash generated by the Predecessor’s operations is transferred to Westlake Chemical Corporation daily, and Westlake Chemical Corporation funds the Predecessor’s operating and investing activities as needed. Accordingly, the cash and cash equivalents generated by the Predecessor’s operations and held by Westlake Chemical Corporation were not presented in its interim combined carve-out financial statements for any of the periods presented. The Predecessor reflected transfers of cash to and from Westlake Chemical Corporation’s cash management system as a component of “Net investment” on its interim combined carve-out balance sheets, and as part of “Net distributions to Parent” on its interim combined carve-out statements of cash flows.

Supplemental Pro Forma Information

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

Partnership’s proposed initial public offering, OpCo intends to distribute $155,666 to Westlake to reimburse Westlake for capital expenditures it incurred with respect to certain of the assets contributed to OpCo prior to August 1, 2013. Portions of the pre-formation capital expenditures that will be reimbursed in connection with this offering were historically funded through advances from Westlake and are reflected as notes payable to Westlake in the Predecessor’s historical combined carve-out financial statements. The remaining pre-formation capital expenditures with respect to the Contributed Assets that will be reimbursed in connection with this offering were historically funded through equity and are reflected as an adjustment to Westlake’s Net investment in the Predecessor. The portion of the Predecessor’s Notes payable to Westlake that represents pre-formation capital expenditures funded through debt prior to August 1, 2013 will be retained by the Predecessor. The supplemental pro forma balance sheet as of March 31, 2014, gives pro forma effect to the assumed distribution as though it had been declared and was payable as of that date and does not give pro forma effect to any of the assets or liabilities to be retained by the Predecessor.

2.	Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede the existing revenue recognition guidance. The new accounting guidance creates a framework by which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. The accounting standard will be effective for reporting periods beginning after December 15, 2016. The Predecessor is in the process of evaluating the impact that the new accounting guidance will have on its combined carve-out financial position, results of operations and cash flows.

3.	Accounts Receivable

Accounts receivable consist of the following:

	March 31, 2014	December 31, 2013
Trade customers	$54,995	$73,594
Allowance for doubtful accounts	(2,045)	(2,105)

	52,950	71,489
Other	2,039	323

Accounts receivable, net	$54,989	$71,812

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

4.	Inventories

Inventories consist of the following:

	March 31, 2014	December 31, 2013
Finished products	$21,686	$21,330
Feedstock, additives and chemicals	49,185	80,407
Materials and supplies	14,799	14,640

Inventories	$85,670	$116,377

5.	Property, Plant and Equipment

As of March 31, 2014, the Predecessor had property, plant and equipment, net totaling $794,176. The Predecessor assesses these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Other factors considered by the Predecessor when determining if an impairment assessment is necessary include, but are not limited to, significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies and uncertainties associated with governmental actions. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Depreciation expense on property, plant and equipment of $14,484 and $13,689 is included in cost of sales in the interim combined carve-out statements of operations for the three months ended March 31, 2014 and 2013, respectively.

6.	Other Assets

Amortization expense on other assets of $4,530 and $2,346 is included in the interim combined carve-out statements of operations for the three months ended March 31, 2014 and 2013, respectively.

7.	Related Party Transactions

Cash Management Program

The Predecessor participates in Westlake’s centralized cash management and funding system. The Predecessor’s working capital and capital expenditure requirements have historically been part of the corporate-wide cash management program for Westlake. As part of such program, Westlake sweeps all cash generated by the Predecessor’s operations daily, and cash needed to meet the Predecessor’s operating and investing needs is provided by Westlake as necessary. Transfers of cash to and from Westlake’s cash management system are reflected as a component of Net investment on the interim combined carve-out balance sheets, and as part of “Net Distributions to Parent” on the interim combined carve-out statements of cash flows. No interest income has been recognized on net cash swept to the Parent since, historically, the Predecessor has not charged interest on intercompany balances other than the intercompany promissory notes described in Note 8.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

All significant intercompany transactions between the Predecessor and Westlake have been included in these interim combined carve-out financial statements and are considered to be effectively settled for cash in the interim combined carve-out financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the interim combined carve-out statements of cash flow as a financing activity and in the interim combined carve-out balance sheets as Net investment.

Affiliate Transactions

During the ordinary course of conducting its business, the Predecessor enters into transactions with affiliates related to the production and sale of ethylene and ethylene co-products.

The Predecessor is part of the consolidated operations of Westlake, and a majority of its revenue is derived from transactions with Westlake and its affiliates. The prices used for these related party revenue transactions may be different than prices the Predecessor might have received had they been transacted with third parties. The gross profit recognized on net ethylene sales to Westlake was $182,325 and $180,247 for the three months ended March 31, 2014 and 2013, respectively.

Historically, Westlake and its affiliates performed certain services which directly and indirectly supported the Predecessor’s operations. Personnel costs incurred by Westlake and its affiliates on the Predecessor’s behalf were charged to the Predecessor and included in either selling, general and administrative expenses or cost of sales, depending on the nature of the employee’s role in its operations. Personnel costs included in the Predecessor’s cost of sales were charged to the Predecessor based on actual payroll and other costs incurred by Westlake for employees who directly support the Predecessor’s operations. Westlake also performed certain general corporate functions for the Predecessor related to finance, legal, information technology, human resources, communications, ethics and compliance and other shared services. During the three months ended March 31, 2014 and 2013, the Predecessor was allocated $5,322 and $5,019, respectively, of indirect general corporate expenses incurred by Westlake. The costs of these general corporate functions were allocated to the Predecessor primarily on the basis of fixed assets and are included within selling, general and administrative expenses. These allocated corporate costs relate primarily to the wages and benefits of Westlake employees that support the Predecessor’s operations. Expenses incurred by Westlake and its affiliates on the Predecessor’s behalf have been allocated to the Predecessor on the basis of direct usage when identifiable. Where costs incurred on the Predecessor’s behalf could not practically be determined by specific identification, these costs were primarily allocated to the Predecessor on the basis of fixed assets, headcount or other measure. The expense allocations have been determined on a basis that both the Predecessor and Westlake consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Predecessor during the periods presented. The allocations may not, however, fully reflect the expenses the Predecessor would have incurred as a separate, publicly traded company for the periods presented. Additionally, included in cost of sales and general, selling and administrative expenses, are direct employee costs. These employees performing services on behalf of the Predecessor’s operations are employees of Westlake Management Services, Inc., a subsidiary of Westlake. Included in the table below within cost of sales and selling, general and administrative are costs of such employees. In addition to the expenses that are incurred by the Parent on behalf of the Predecessor that are included in the table below, the Predecessor also incurs expenses externally from unrelated parties.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

The following table shows revenues and direct and indirect expenses, including personnel costs described above, incurred by Westlake on the Predecessor’s behalf that are reflected in its interim combined carve-out statements of operations.

	Three Months Ended March 31,
	2014	2013
Net ethylene sales—Westlake	$383,927	$414,509
Cost of sales—Westlake employees	16,587	15,431
Selling, general and administrative	6,476	5,687
Interest expense—Westlake	3,591	950

General

The Predecessor, together with other subsidiaries of the Parent not included in these interim combined carve-out financial statements, are guarantors under the Parent’s revolving credit facility and the indentures governing its senior notes. As of March 31, 2014, the Parent had no borrowings outstanding under its revolving credit facility and $754,000 outstanding under its senior notes (less the unamortized discount of $980).

8.	Promissory Notes Payable to Westlake

Long-term debt payable to Westlake consists of the following:

	March 31, 2014	December 31, 2013
2006 Pipeline Note (variable interest rate of prime plus 0.25%, original scheduled maturity of November 30, 2016)	$14,400	$14,400
2013 Promissory Notes (variable interest rate of prime plus 1.5%, original scheduled maturity of August 1, 2023)	287,957	238,573

	$302,357	$252,973

In 2013, intercompany promissory notes were issued for capital expenditures incurred by the Parent on behalf of the Predecessor’s operations (together, the “2013 Promissory Notes”). For additional information on the 2013 Promissory Notes, please refer to Note 9 (Promissory Notes Payable to Westlake) to the audited combined carve-out financial statements for the year ended December 31, 2013 included elsewhere in this prospectus. Proceeds drawn under the 2013 Promissory Notes during the three months ended March 31, 2014 were used to fund capital expenditures at the Predecessor’s ethylene plants.

9.	Derivative Instruments

Commodity Risk Management

The Predecessor uses derivative instruments to reduce price volatility risk on raw materials and products as a substantial portion of its raw materials and products are commodities whose prices fluctuate as market supply and demand fundamentals change. Business strategies to protect against such instability include ethylene product feedstock. The Predecessor does not use derivative instruments to engage in speculative activities.

For derivative instruments that are designated and qualify as fair value hedges, the gains or losses on the derivative instruments, as well as the offsetting losses or gains on the hedged items attributable to the hedged

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

risk, were included in cost of sales in the interim combined carve-out statement of operations for the three months ended March 31, 2013. The Predecessor had no derivative instruments that were designated as fair value hedges for the three months ended March 31, 2014.

Gains and losses from changes in the fair value of derivative instruments that are not designated as hedging instruments were included in gross profit in the interim combined carve-out statements of operations for the three months ended March 31, 2014 and 2013.

The exposure on commodity derivatives used for price risk management includes the risk that the counterparty will not pay if the market declines below the established fixed price. In such case, the Predecessor would lose the benefit of the derivative differential on the volume of the commodities covered. In any event, the Predecessor would continue to receive the market price on the actual volume hedged. The Predecessor also bears the risk that it could lose the benefit of market improvements over the fixed derivative price for the term and volume of the derivative instruments (as such improvements would accrue to the benefit of the counterparty).

The fair values of derivative instruments in the Predecessor’s combined carve-out balance sheets were as follows:

	Derivative Assets
		Fair Value as of
	Balance Sheet Location	March 31, 2014	December 31, 2013
Not designated as hedging instruments
Commodity forward contracts	Accounts receivable, net	$248	$296

Total derivative assets		$248	$296

	Derivative Liabilities
		Fair Value as of
	Balance Sheet Location	March 31, 2014	December 31, 2013
Not designated as hedging instruments
Commodity forward contracts	Accrued liabilities	$54	$176

Total derivative liabilities		$54	$176

The following tables reflect the impact of derivative instruments designated as fair value hedges and the related hedged item on the Predecessor’s interim combined carve-out statements of operations. For the three months ended March 31, 2013, there was no material ineffectiveness with regard to the Predecessor’s qualifying fair value hedges.

	Location of Gain (Loss) Recognized in Income on Derivative	Three Months Ended March 31,
Derivatives in Fair Value Hedging Relationships		2014	2013
Commodity forward contracts	Cost of sales	$—	$(1,643)

	Location of Gain (Loss) Recognized in Income on Hedged Items	Three Months Ended March 31,
Hedged Items in Fair Value Hedging Relationships		2014	2013
Firm commitment designated as the hedged item	Cost of sales	$—	$1,395

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

The impact of derivative instruments that have not been designated as hedges on the Predecessor’s interim combined carve-out statements of operations were as follows:

	Location of Gain (Loss) Recognized in Income on Derivative	Three Months Ended March 31,
Derivatives Not Designated as Hedging Instruments		2014	2013
Commodity forward contracts	Gross profit	$(611)	$7,335

See Note 10 for the fair value of the Predecessor’s derivative instruments.

10.	Fair Value Measurements

Fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, the accounting guidance for fair value measurements establishes a hierarchical disclosure framework that ranks the quality and reliability of information used to determine fair values. The hierarchy is associated with the level of pricing utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:

Level 1—Quoted market prices in active markets for identical assets and liabilities.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

The Predecessor reports certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The following tables summarize, by level within the fair value hierarchy, the Predecessor’s assets and liabilities that were accounted for at fair value on a recurring basis:

	March 31, 2014
	Level 1	Level 2	Total
Derivative instruments
Risk management assets—Commodity forward contracts	$—	$248	$248
Risk management liabilities—Commodity forward contracts	—	(54)	(54)

	December 31, 2013
	Level 1	Level 2	Total
Derivative instruments
Risk management assets—Commodity forward contracts	$48	$248	$296
Risk management liabilities—Commodity forward contracts	—	(176)	(176)

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

The Level 2 measurements for the Predecessor’s commodity contracts are derived using forward curves supplied by industry recognized and unrelated third-party services. There were no transfers in and out of Levels 1 and 2 of the fair value hierarchy for the three months ended March 31, 2014 and 2013.

In addition to the assets and liabilities above, the Predecessor has other financial assets and liabilities subject to fair value measures. These financial assets and liabilities include accounts receivable, net, accounts payable and long-term debt payable to Westlake, all of which are recorded at carrying value. The amounts reported in the combined carve-out balance sheets for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The carrying and fair values of the Predecessor’s long-term debt at March 31, 2014 and December 31, 2013 are summarized in the table below. The Predecessor’s long-term debt instruments are related party promissory notes issued to wholly owned subsidiaries of Westlake. The fair value of these notes is determined based on the present value of expected future cash flows using a discounted cash flow methodology. Because the Predecessor’s valuation methodology used for long-term debt instruments requires the use of significant unobservable inputs, the inputs used to measure the fair value of the Predecessor’s long-term debt are classified as Level 3 within the fair value hierarchy. Inputs used to estimate the fair values of the Predecessor’s long-term debt include the selection of an appropriate discount rate.

	March 31, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
2006 Pipeline	14,400	14,082	14,400	13,922
2013 Promissory Notes	287,957	287,957	238,573	238,573

11.	Income Taxes

The Predecessor’s operating results have been included in Westlake Chemical Corporation’s consolidated U.S. federal and state income tax returns. Amounts presented in these interim combined carve-out financial statements related to income taxes have been determined on a separate tax return basis, and the Predecessor’s contribution to Westlake Chemical Corporation’s net operating losses and tax credits have been included in these financial statements. These amounts may not reflect tax positions taken or to be taken by Westlake Chemical Corporation and have been available for use by Westlake Chemical Corporation and may remain with Westlake Chemical Corporation after the separation from Westlake Chemical Corporation.

The effective income tax rate was 35.2% for the three months ended March 31, 2014. The effective income tax rate for the 2014 period was above the U.S. federal statutory rate of 35.0% primarily due to state income taxes, mostly offset by the domestic manufacturing deduction. The effective income tax rate was 35.4% for the three months ended March 31, 2013. The effective income tax rate for the 2013 period was above the U.S. federal statutory rate of 35.0% primarily due to state income taxes, mostly offset by the domestic manufacturing deduction.

12.	Supplemental Information

Non-cash Operating Activity

The Predecessor settled $3,342 and $817 of its total interest expense incurred on related party notes as an addition to principal on promissory notes outstanding to Westlake for the three months ended March 31, 2014 and 2013, respectively. Interest incurred on the 2013 Promissory Notes discussed in Note 8 may be settled through additions to principal outstanding, at the Predecessor’s option. For additional information on the 2013 Promissory Notes, please refer to Note 9 (Promissory Notes Payable to Westlake) to the audited combined carve-out financial statements for the year ended December 31, 2013 included elsewhere in this prospectus.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

Non-cash Investing Activity

Change in capital expenditure accrual increasing additions to property, plant and equipment was $5,264 for the three months ended March 31, 2014. Change in capital expenditure accrual reducing additions to property, plant and equipment was $3,133 for the three months ended March 31, 2013.

Non-cash Financing Activity

Related party notes payable to Westlake of $238,600 were deemed settled through net parent investment in 2013. The non-cash settlement was recorded as an increase in Westlake’s net investment in the Predecessor. No cash was transferred in connection with the deemed settlement of these notes. See Note 9 (Promissory Notes Payable to Westlake) to the audited combined carve-out financial statements for the year ended December 31, 2013 included elsewhere in this prospectus for a description of the intercompany debt settled in 2013 between the Predecessor and Westlake.

13.	Major Customer and Concentration of Credit Risk

During the three months ended March 31, 2014 and 2013, Westlake accounted for approximately 69% and 83%, respectively, of the Predecessor’s net sales. Historically, the Predecessor sold ethylene to Westlake and the resulting related party receivables were settled immediately through net investment.

14.	Commitments and Contingencies

The Predecessor is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. Under one law, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because several of the Predecessor’s production sites have a history of industrial use, it is impossible to predict precisely what effect these legal requirements will have on the Predecessor.

Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation (“Goodrich”) chemical manufacturing complex in Calvert City, Goodrich agreed to indemnify the Predecessor for any liabilities related to preexisting contamination at the complex. For its part, the Predecessor agreed to indemnify Goodrich for post-closing contamination caused by the Predecessor’s operations. The soil and groundwater at the complex, which does not include the Predecessor’s nearby PVC facility, had been extensively contaminated under Goodrich’s operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation (“PolyOne”), and that predecessor assumed Goodrich’s indemnification obligations relating to preexisting contamination.

In 2003, litigation arose among the Predecessor, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007 and PolyOne agreed to assume 100% of responsibility for site contamination subject to the right to seek reallocation through an arbitration process. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. This arbitration is currently stayed.

State Administrative Proceedings. There are several administrative proceedings in Kentucky pertaining to the Calvert City site involving Goodrich’s Resource Conservation and Recovery Act permit which requires

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(in thousands of dollars)

Goodrich to remediate contamination at the site. Site contamination is currently being addressed under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act by the Predecessor, Goodrich and PolyOne pursuant to an Administrative Settlement with the U.S. Environmental Protection Agency which requires the parties to conduct a remedial investigation and feasibility study. As a result, the state proceedings are currently stayed and corrective action under the permit has been suspended.

Monetary Relief. Except as noted above with respect to the settlement of the contract litigation among the Predecessor, Goodrich and PolyOne, there has been no determination of responsibility or any allocation of the costs of remediation among the various parties that are involved in the judicial and administrative proceedings discussed above. At this time, the Predecessor is not able to estimate the loss or reasonable possible loss, if any, on the Predecessor’s interim combined carve-out financial statements that could result from the resolution of these proceedings. Any cash expenditures that the Predecessor might incur in the future with respect to the remediation of contamination at the complex would likely be spread out over an extended period. As a result, the Predecessor believes it is unlikely that any remediation costs allocable to it will be material in terms of expenditures made in any individual reporting period.

Westlake has agreed to indemnify OpCo for any liabilities related to pre-existing contamination at the Calvert City plant, and OpCo has agreed to indemnity Westlake for any post-closing contamination caused by its operations of the Calvert City plant.

In addition to the matters described above, the Predecessor is involved in various routine legal proceedings incidental to the conduct of its business. The Predecessor does not believe that any of these routine legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

15.	Subsequent Events

Subsequent events have been evaluated for recognition through May 6, 2014; the issuance date of the Parent’s consolidated interim financial statements. Subsequent events have been evaluated for disclosure through June 6, 2014, the issuance date of these interim combined carve-out financial statements. There have been no subsequent events to disclose as of this date.

Appendix A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

WESTLAKE CHEMICAL PARTNERS LP

ARTICLE I

DEFINITIONS

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF WESTLAKE CHEMICAL PARTNERS LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF WESTLAKE CHEMICAL PARTNERS LP dated as of August 4, 2014, is entered into by and between Westlake Chemical Partners GP LLC, a Delaware limited liability company, as the General Partner, and Westlake International Services Corporation, a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value, as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event (an “Additional Book Basis Reduction”) and the Carrying Value of other property is increased as a result of such Book-Down Event (a “Carrying Value Increase”), then any such Carrying Value Increase shall be treated as Additional Book Basis in an amount equal to the lesser of (i) the amount of such Carrying Value Increase and (ii) the amount determined by proportionately allocating the Carrying Value Increases resulting from such Book-Down Event the lesser of (A) the aggregate Additional Book Basis Reductions resulting from such Book-Down Event and (B) the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceed the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account at the end of each taxable period of the Partnership, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Partner is (i) obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or (ii) deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; (b) less (i) the amount of any net increase during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); (ii) the amount of any net decrease during such period in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures not relating to an Operating Expenditure made during such period; and (iii) the amount of any expenditures during such period using the proceeds of the Initial Offering as described under “Use of Proceeds” in the Registration Statement that would constitute Operating Expenditures in the absence of clause (c)(vi) of the definition thereof; and (c) plus (i) the amount of any net decrease during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); (ii) the amount of any net increase during such period in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established during such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus. To the extent that disbursements made, cash received or cash reserves established, increased or reduced after the end of a period are included in the determination of Operating Surplus for such period (as contemplated by the proviso in the definition of “Operating Surplus”) such disbursements, cash receipts and changes in cash reserves shall be deemed to have occurred in such period (and not in any future period) for purposes of calculating increases or decreases in Working Capital Borrowings or cash reserves during such period.

Notwithstanding the foregoing, if, for any year, there is a Production Shortfall or a Cost Overrun (each as defined in the Ethylene Supply Agreement), an amount equal to the Shortfall Amount (as defined in the Ethylene Supply Agreement) shall be added to Adjusted Operating Surplus for such year, allocated among the Quarters of such year in a manner determined appropriate by the General Partner. Any amount received by OpCo in respect of a Prior Year Adjustment (as defined in the Ethylene Supply Agreement) shall be deducted from Adjusted Operating Surplus in the Quarter in which such amount is received.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliate Retained Units” means Units held as of the end of the applicable calendar year by the General Partner or any Affiliate of the General Partner.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such property at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Westlake Chemical Partners LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Bad Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such Person, board or committee reached such determination, or engaged in or failed to engage in such act or omission, with the belief that such determination, action or omission was adverse to the interest of the Partnership.

“Board of Directors” means the board of directors of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a Revaluation Event that gives rise to a Revaluation Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means a Revaluation Event that gives rise to a Revaluation Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the U.S. or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction or development of new, assets by any Group Member, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary of a Group Member, in which a Group Member has, or after such capital contribution will have, an equity interest to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction or development of new or the improvement of existing, assets, in each case if such addition, improvement, acquisition, construction or development is made to increase the long-term operating capacity or net income of the Partnership Group from the long-term operating capacity or net income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” means cash and cash equivalents distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(b).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests.

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“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.8(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means a Capital Improvement or replacement asset is first put into commercial service by a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) following, if applicable, completion of construction, acquisition, development and testing.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter wholly within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all cash and cash equivalents distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors, each of whom is determined by the Board of Directors, after reasonable inquiry, (a) to not be an officer

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

or employee of the General Partner (b) to not be an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) to not be a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, other than Common Units and awards that are granted to such director in his or her capacity as a director under the LTIP, and (d) to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Construction Debt” means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof.

“Construction Equity” means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof.

“Construction Period” means the period beginning on the date that a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) abandons or disposes of such Capital Improvement.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of July 29, 2014, among the Partnership and WPT LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking profit and phantom interests and other derivative instruments (other than equity interests in the Partnership) relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.8(b).

“Eligible Holder” means a Limited Partner whose (a) U.S. federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.8(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.8(a)(ii).

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Ethylene Supply Agreement” means that certain Ethylene Supply Agreement, dated as of the date hereof, among OpCo, WPT LLC, Westlake Longview Corporation and Westlake Vinyls, Inc., as it may be amended, supplemented or restated from time to time.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Expansion Capital Expenditures” means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.3163 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Westlake Chemical Partners GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management and ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Good Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in the price of hydrocarbons, interest rates, basis differentials or currency exchange rates in their operations or financing activities, in each case, other than for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.11(a).

“IDR Reset Election” is defined in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” is defined in Section 6.9.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.8(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Initial Limited Partners” means the Organizational Limited Partner (with respect to the Common Units and Subordinated Units received by it as described in Section 5.2), WPT LLC (with respect to the Incentive Distribution Rights), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, including sales of debt securities and other incurrences of indebtedness for borrowed money, by any Group Member, other than Working Capital Borrowings; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the Underwriting Agreement) and (c) sales or other dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidation Gain” has the meaning set forth in the definition of Net Termination Gain.

“Liquidation Loss” has the meaning set forth in the definition of Net Termination Loss.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(c).

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, assets) made to maintain the long-term operating capacity or net income of the Partnership Group. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $0.2750 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Net Termination Gain” means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date (“Liquidation Gain”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Gain”), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event (“Revaluation Gain”); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and provided, further, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

“Net Termination Loss” means, as applicable, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date (“Liquidation Loss”)or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Loss”), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event(“Revaluation Loss”); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d) ; and provided, further, that Sale Loss and Revaluation Loss shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Loss or Revaluation Loss occurs.

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“OpCo” means Westlake Chemical OpCo LP, a Delaware limited partnership.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, interest and principal payments on indebtedness and capital expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases or (vi) any expenditures using the proceeds of the Initial Offering as described under “Use of Proceeds” in the Registration Statement. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $28.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated and (iii) the amount of cash distributions paid in respect of Construction Equity (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve (12) months after having been incurred from sources other than additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; and (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Westlake International Services Corporation, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Westlake Chemical Partners LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest (or, in the case of the General Partner, management interest) in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude all Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

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“Percentage Interest” means as of any date of determination and as to any Unitholder with respect to Units, the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Privately Placed Units” means any Common Units issued for cash or property other than pursuant to a public offering.

“Pro Rata” means when used with respect to (a) Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership in which the Closing Date occurs, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” is defined in Section 4.8(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

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“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-179304) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period, and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(a).

“Reset Notice” is defined in Section 5.11(b).

“Revaluation Event” means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d).

“Revaluation Gain” has the meaning set forth in the definition of Net Termination Gain.

“Revaluation Loss” has the meaning set forth in the definition of Net Termination Loss.

“Sale Gain” has the meaning set forth in the definition of Net Termination Gain.

“Sale Loss” has the meaning set forth in the definition of Net Termination Loss.

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.3438 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

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“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

“Subordinated Unit” means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2017 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or otherwise.

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“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $0.4125 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Treasury Regulation” means the United States Treasury regulations promulgated under the Code.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of July 29, 2014, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the Record Holders of Units.

“Unit Majority” means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units whose voting power is, with respect to the subject vote, controlled by the General Partner or its Affiliates), voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

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“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision, or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means U.S. generally accepted accounting principles, as in effect from time to time, consistently applied.

“U.S.” means the United States of America.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

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ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “Westlake Chemical Partners LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership Group of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

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Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be considered participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied if the Limited Partner is

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furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder; and

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

The rights pursuant to this Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential.

(c) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;

REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that are issued shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units, the Record Holders of such Subordinated Units (a) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (b) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

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Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction by which the holder of a Partnership Interest assigns such Partnership Interest to another Person who is or becomes a Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) acknowledges and agrees to the provisions of Section 10.1(a).

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons.

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Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) The General Partner may at its option transfer all or any part of its General Partner Interest without approval from any other Partner.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2 be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners or their owners has or is reasonably likely to have a material adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

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(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or its owner(s) (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their owners, as the General Partner determines to be necessary or appropriate to reduce the risk of occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partners and, to the extent relevant, their owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate the risk of cancellation or forfeiture of any properties or interests therein.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as Partners (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certificate or other information requested within the period of time specified in amendments adopted pursuant to Section 4.8 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible

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Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted

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as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner will be redeemed as provided in the Contribution Agreement and the initial Capital Contributions of the Organizational Limited Partner will be refunded. One-hundred percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions will be allocated and distributed to the Organizational Limited Partner.

Section 5.2 Contributions by the General Partner and its Affiliates. On the Closing Date and pursuant to the Contribution Agreement, WPT LLC shall contribute to the Partnership, as a Capital Contribution, the Reserves Contribution (as defined in the Contribution Agreement) in exchange for 1,436,115 Common Units, 12,686,115 Subordinated Units and the Incentive Distribution Rights, collectively.

Section 5.3 Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

Section 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made by the Partner with respect to such Partnership Interest and (ii) all items of Partnership income and gain computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made to the Partner with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group

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Member Agreement) of all property owned by (A) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (B) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made (x) except as otherwise provided in this Agreement and Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership, and (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) ‘To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.5(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(vi) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

(vii) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d) as if the adjusted basis of such property were equal to the Carrying Value of such property.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to the Carrying Values of Partnership property. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of (1) an Affiliate Retained Unit, (2) a Subordinated Unit or (3) a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (in each case, other than a transfer to an Affiliate unless the General Partner elects

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to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to such transferred Units will (A) first, be allocated to the Units to be transferred in an amount equal to the product of (x) the number of such Units to be transferred and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Affiliate Retained Units, Subordinated Units or retained converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee’s Capital Account established with respect to the transferred Units will have a balance equal to the amount allocated under clause (A) above.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(h)(2), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services, the issuance of IDR Reset Common Units pursuant to Section 5.11, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); provided further, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option) shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time and the value of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all

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Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution other than one made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.6, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests and Derivative Instruments. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests and Derivative Instruments being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests and Derivative Instruments or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

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Section 5.7 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution pursuant to Section 6.3(a) in respect of the final full Quarter of the Subordination Period.

(b) The Subordinated Units may convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests. The determination by the General Partner to exercise (or refrain from exercising) its right pursuant to the immediately preceding sentence shall be a determination made in its individual capacity.

Section 5.9 Splits and Combinations.

(a) The Partnership may make a distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests. Upon any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event (subject to the effect of Section 5.9(d)), and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units shall be proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and

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non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the holders of Incentive Distribution Rights) shall have the option, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(a)(vii) or Section 6.4(b)(v) for each of the four most recently completed Quarters, to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their Pro Rata share of a number of Common Units (the “IDR Reset Common Units”) equal to the result of dividing (i) the amount of cash distributions made by the Partnership for the Quarter immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the cash distribution made by the Partnership in respect of each Common Unit for the Quarter immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon

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which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to be equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a) (or other Partnership Interests as described in Section 5.11(d)), the Capital Account maintained with respect to the Incentive Distribution Rights shall (i) first, be allocated to IDR Reset Common Units (or other Partnership Interests) in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units (or other Partnership Interests) and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, any remaining balance in such Capital Account will be retained by the holder(s) of the Incentive Distribution Rights. If there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate amount of Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) Second, the balance, if any, 100% to the Unitholders, Pro Rata.

(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

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(ii) Second, the balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. Any Net Termination Gain or Net Termination Loss occurring during a taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of cash and cash equivalents provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4; and provided, further, that Net Termination Gain or Net Termination Loss attributable to (i) Liquidation Gain or Liquidation Loss shall be allocated on the last day of the taxable period during which such Liquidation Gain or Liquidation Loss occurred, (ii) Sale Gain or Sale Loss shall be allocated as of the time of the sale or disposition giving rise to such Sale Gain or Sale Loss and allocated to the Partners consistent with the second proviso set forth in Section 6.2(f) and (iii) Revaluation Gain or Revaluation Loss shall be allocated on the date of the Revaluation Event giving rise to such Revaluation Gain or Revaluation Loss.

(i) Except as provided in Section 6.1(c)(iv) and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated in the following order and priority:

(A) First, to each Partner having a deficit balance in its Adjusted Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Adjusted Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Adjusted Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) for such period (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

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(E) Fifth, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) for such period (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) for such period; and

(G) Finally, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (1) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (2) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if (i) the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event were equal to zero and (ii) the aggregate Carrying Value of all Partnership property equaled the aggregate amount of all Partnership Liabilities.

(ii) Except as otherwise provided by Section 6.1(c)(iii) or Section 6.1(c)(iv), Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(iii) Net Termination Loss attributable to Revaluation Loss and deemed recognized prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

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(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) Third, the balance, if any, to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), any subsequent Net Termination Gain attributable to Revaluation Gain and deemed recognized prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)((iii)(C);

(B) Second, to the Unitholders holding Subordinated Units, Pro Rata, until the aggregate Net Termination Gain allocated to the Unitholders holding Subordinated Units pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B); and

(C) Third, the balance, if any, pursuant to Section 6.1(c)(i).

(v) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to the General Partner and all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period in the following order:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation

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Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit for the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

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(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated first, to any Partner that contributed property to the Partnership in proportion to and to the extent of the amount by which each such Partner’s share of any Section 704(c) built-in gains exceeds such Partner’s share of Nonrecourse Built-in Gain, and second, among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner’s interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.5, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

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(B) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, then after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs after the Subordination Period has ended, then after the application of Sections 6.1(d)(x)(A)-(B), any remaining Unrealized Gains and Unrealized Losses shall be allocated to the holders of (A) Affiliate Retained Units, Pro Rata, or (B) Outstanding Common Units (other than Affiliate Retained Units), Pro Rata, as applicable, in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to each Affiliate Retained Unit equaling the Per Unit Capital Amount for an Initial Common Unit.

(D) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs, then after the application of Sections 6.1(d)(x)(A)-(C), any remaining Unrealized Gains and Unrealized Losses shall be allocated to the holders of (A) Outstanding Privately Placed Units, Pro Rata, or (B) Outstanding Common Units (other than Privately Placed Units), Pro Rata, as applicable, in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to each Privately Placed Unit equaling the Per Unit Capital Amount for an Initial Common Unit.

(E) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(F) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof) that are publicly traded as a single class. The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(F) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its

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discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, the holders of Incentive Distribution Rights and the General Partner, all in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1(c).

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Sale Gain or Sale Loss, the General Partner shall allocate (1) items of gross income and gain (x) away from the holders of Incentive Distribution Rights and (y) to the Unitholders, or (2) items of deduction and loss (x) away from the Unitholders and (y) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such manner as is determined by the General Partner that to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, Liquidation Gain or Liquidation Loss) with respect to such Partnership Property were

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determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Section 6.1(d)(xii)(A), (B) and (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Certain Liquidations.

(A) Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (1) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (2) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from the Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to the Unitholders holding Subordinated Units. In the event that (1) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (2) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among the Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(B) Liquidation After Conversion of the Last Outstanding Subordinated Unit.

(1) Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (x) the Liquidation Date occurs after the conversion of the last Outstanding Subordinated Unit

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and (y) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account maintained with respect to each Affiliate Retained Unit does not equal the Per Unit Capital Amount for an Initial Common Unit, then items of gain and loss (including Unrealized Gain and Unrealized Loss) for such taxable period resulting from the sale, exchange or other disposition of assets of the Partnership Group (including any such items included in Net Termination Gain or Net Termination Loss for such period but excluding any items of income or deduction included in such Net Termination Gain or Net Termination Loss) shall be reallocated to the Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Accounts maintained with respect to each Affiliate Retained Unit to equal the Per Unit Capital Amount for an Initial Common Unit.

(2) In the event that the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in Section 6.1(d)(xiii)(B)(1) fails to achieve the Capital Account balances described therein, items of income, gain, loss and deduction that would otherwise be included in (x) Net Income or Net Loss, as the case may be, or (y) Net Termination Gain or Net Termination Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated among the Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account maintained with respect to each Affiliate Retained Unit to equal the Per Unit Capital Amount for an Initial Common Unit; provided that the amount of items allocated pursuant to this Section 6.1(d)(xiii)(B)(2) shall not exceed the aggregate amount of items of gross income reallocated pursuant to Section 6.1(d)(xiv) with respect to taxable periods ending more than five years prior to the end of the taxable period in which the Liquidation Date occurs.

(3) In the event that (x) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs, and (y) the reallocations of items for the taxable period in which the Liquidation Date occurs as set forth above in Section 6.1(d)(xiii)(B)(1) and (2) fail to achieve the Capital Account balances described therein, items of income, gain, loss and deduction that would otherwise be included in (i) Net Income or Net Loss, as the case may be, or (ii) Net Termination Gain or Net Termination Loss, as the case may be, for such prior taxable period shall be reallocated among the Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account maintained with respect to each Affiliate Retained Unit to equal the Per Unit Capital Amount for an Initial Common Unit; provided that the amount of items allocated pursuant to this Section 6.1(d)(xiii)(B)(3) shall not exceed an amount equal to the excess, if any, of (a) the aggregate amount of items of gross income reallocated pursuant to Section 6.1(d)(xiv) with respect to taxable periods ending more than six years prior to the end of the taxable period in which the Liquidation Date occurs, over (b) any amounts reallocated pursuant to Section 6.1(d)(xiii)(B)(2).

(xiv) Special Reallocation of Gross Income to Common Units. After taking into account (A) the allocation of Net Income pursuant to Section 6.1 or Net Loss pursuant to Section 6.2 and (B) the Required Allocations (including any Curative Allocations) for each taxable period ending on or before December 31, 2020 during which any Affiliate Retained Units are Outstanding, items of gross income that would otherwise be allocated to the holders of such Affiliate Retained Units shall be reallocated from the holders of such Affiliate Retained Units, Pro Rata, to the holders of Common Units other than Affiliate Retained Units, Pro Rata; provided that no reallocation of items of gross income shall be made pursuant to this Section 6.1(d)(xiv) in any taxable period to the extent such allocation would cause a hypothetical holder of an Initial Common Unit to be allocated under this Agreement an amount of federal taxable income with respect to such taxable period that would exceed 20% of the amount of cash distributed by the Partnership to such holder with respect to such Initial Common Unit for such taxable period.

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Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(F)); provided, that in all events the General Partner shall apply the “remedial allocation method” in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners (including all Partners who acquire Units pursuant to the Contribution Agreement) as of the closing of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the last Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other

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disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Distributions; Characterization of Distributions; Distributions to Record Holders.

(a) The General Partner may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement. Distributions will be made as and when declared by the General Partner.

(b) All amounts of cash and cash equivalents distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of cash and cash equivalents theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of cash and cash equivalents distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement or otherwise made by the Partnership shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(c) Notwithstanding Section 6.3(b), in the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions from Operating Surplus.

(a) During Subordination Period. Cash and cash equivalents distributed in respect of any Quarter wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

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(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash and cash equivalents that are deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Cash and cash equivalents distributed in respect of any Quarter ending after the Subordination Period has ended that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows:

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

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provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash or cash equivalents that are deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions from Capital Surplus. Cash and cash equivalents that are distributed and deemed to be Capital Surplus pursuant to the provisions of Section 6.3(b) shall be distributed, unless the provisions of Section 6.3 require otherwise:

(a) First, 100% to the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b) Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, all cash and cash equivalents that are distributed shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of cash or cash equivalents that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units and Affiliate Retained Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding Subordinated Units shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x), and 6.7(b) and (c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit, a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7, or an Affiliate Retained Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units or Affiliate Retained Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

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(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 or that is an Affiliate Retained Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x)(C); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of IDR Reset Common Units.

(a) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 6.8(b), the General Partner may apply Sections 5.5(c)(ii), 6.1(d)(x) and 6.8(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) cash and cash equivalents with respect to such Quarter by (ii) the sum of cash and cash equivalents with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, cash and cash equivalents with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

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ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash or cash equivalents by the Partnership;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

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(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into agreements with any of its Affiliates, including agreements to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The

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elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(b) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee of such management fee or fees exceeds the amount of such fee or fees.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or Derivative Instruments), or cause the Partnership to issue Partnership Interests or Derivative Instruments in connection with,

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or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, any Group Member or their Affiliates, or any of them, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (ii) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (iii) the direct or indirect provision of management, advisory, and administrative services to its Affiliates or to other Persons.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in Section 7.11, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them.

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Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in Bad Faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

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(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any Group Member Agreement, or under the Delaware Act or any other law, rule or regulation or at equity, no Indemnitee shall be liable for monetary damages or otherwise to the Partnership, to another Partner, to any other Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, for losses sustained or liabilities incurred, of any kind or character, as a result of its or any of any other Indemnitee’s determinations, act(s) or omission(s) in their capacities as Indemnitees; provided, however, that an Indemnitee shall be liable for losses or liabilities sustained or incurred by the Partnership, the other Partners, any other Persons who acquire an interest in a Partnership Interest or any other Person bound by this Agreement, if it is determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such losses or liabilities were the result of the conduct of that Indemnitee engaged in by it in Bad Faith or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner if such appointment was not made in Bad Faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership , to any Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

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Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, acting in its capacity as the general partner of the Partnership, or the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee) or any Affiliates of the General Partner cause the General Partner to make a determination or take or omit to take any action in such capacity, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then, unless another lesser standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates, shall not make such determination, or take or omit to take such action, in Bad Faith. The foregoing and other lesser standards provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or of any Affiliates of the General Partner, will for all purposes be presumed to have been in Good Faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, or any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, challenging such determination, act or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in Good Faith.

(b) Whenever the General Partner makes a determination or takes or omits to take any action, or any of its Affiliates causes it to do so, not acting in its capacity as the general partner of the Partnership, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or omit to take such action free of any fiduciary duty or duty of Good Faith, or other duty or obligation existing at law, in equity or otherwise whatsoever to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in Good Faith or pursuant to any fiduciary or other duty or standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Sections 7.9(a) and (b) of this Agreement, “acting in its capacity as the general partner of the Partnership” means and is solely limited to, the General Partner exercising its authority as a general partner under this Agreement, other than when it is “acting in its individual capacity.” For purposes of this Agreement, “acting in its individual capacity” means: (i) any action by the General Partner or its Affiliates other than through the exercise of the General Partner of its authority as a general partner under this Agreement; and (ii) any action or inaction by the General Partner by the exercise (or failure to exercise) of its rights, powers or authority under this Agreement that are modified by: (A) the phrase “at the option of the General Partner,” (B) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the General Partner votes, acquires Partnership Interests or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be and be deemed to be “acting in its individual capacity.”

(d) Whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who

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acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its discretion submit any resolution, course of action with respect to or causing such conflict of interest or transaction (i) for Special Approval or (ii) for approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates). If any resolution, course of action or transaction: (A) receives Special Approval; or (B) receives approval of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates), then such resolution, course of action or transaction shall be conclusively deemed to be approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty or obligation existing at law, in equity or otherwise or obligation of any type whatsoever.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts or transactions shall be in its sole discretion.

(f) The Partners and each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee), the officers of the General Partner or any Affiliates of the General Partner make a determination on behalf of the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the General Partner or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the General Partner hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the General Partner hereunder.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner may rely, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in Good Faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its or the Partnership’s duly authorized officers, a duly appointed attorney or attorneys-in-fact.

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Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. As long as any Partnership Interests are held by any Group Member, such Partnership Interests shall not be entitled to any vote and shall not be considered to be Outstanding.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any of its Affiliates (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve-month period; and provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except

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as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

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Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Person or Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner,

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. If the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest Closing Price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities,

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.8, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the U.S. Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)- (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the U.S. Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; and (D) if the General Partner is a natural person, his death or adjudication of incompetency.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B) or (C) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Central Time, on June 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Central Time, on June 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (i) the Percentage Interest of the General Partner Interest of the Departing General Partner by (ii) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Conversion of Subordinated Units. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist, the Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x), Section 6.7(b) and Section 6.7(c).

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General

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FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The

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right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

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Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests and Derivative Instruments pursuant to Section 5.6;

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(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no provision of this Agreement (other than Section 11.2 or Section 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

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(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 50% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which

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Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (i) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (ii) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or provision of this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement.

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Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any

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matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) In connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the U.S., pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner, in declining to consent to a merger or consolidation, may act in its sole discretion.

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(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the

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Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

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Section 14.5 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a

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Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class U.S. mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the U.S. Postal Service (or other physical mail delivery mail service outside the U.S.), any subsequent notices, payments and reports shall be deemed to have been duly given or made without

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9 Applicable Law; Forum, Venue and Jurisdiction; Waiver of Trial by Jury; Attorney Fees.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary or other duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING; and

(vii) agrees that if such Partner or Person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such Partner or Person shall be obligated to reimburse the Partnership and its Affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

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WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

WESTLAKE CHEMICAL PARTNERS GP LLC

By:
Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

WESTLAKE INTERNATIONAL SERVICES CORPORATION

By:
Name:
Title:

SIGNATURE PAGE

WESTLAKE CHEMICAL PARTNERS LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Appendix B

GLOSSARY OF TERMS

Calvert City Olefins: Our one ethylene production facility at Westlake’s Calvert City, Kentucky complex.

Delaware Act: Delaware Revised Uniform Limited Partnership Act.

EBITDA: A non-GAAP financial measure defined as net income (loss) before net interest expense, income tax expense and depreciation and amortization expense.

EDC: Ethylene dichloride, a liquid used as an intermediate to make PVC.

Ethylene: A gas that alone has no consumer applications, but can be used as a feedstock to manufacture PE, ethylene oxide, ethylene glycol, PVC and styrene.

GAAP: Generally accepted accounting principles in the United States.

Geismar Facility: Westlake’s vinyl facility located in Geismar, Louisiana along the Mississippi River.

General partner: Westlake Chemical Partners GP LLC.

Greenfield facility: A new production facility.

HDPE: High-density PE, which is a type of polyethylene and is a rigid plastic. It is used to manufacture products such as grocery, merchandise and trash bags, plastic containers, plastic closures and pipes.

Lake Charles Olefins: Our two ethylene production facilities at Westlake’s Lake Charles, Louisiana complex.

LDPE: Low-density PE, which was a type of polyethylene and a flexible plastic. It is used in end products such as bread bags, dry cleaning bags, food wraps, milk carton coatings and food packaging.

LLDPE: Linear low-density PE, which is the type of PE and used for higher film strength applications such as stretch film and heavy duty sacks.

Naphtha: A feedstock derived from crude oil used to produce olefins, gasoline and aromatics, such as benzene.

NGLs: Natural gas liquids, are liquid hydrocarbons that have been extracted from natural gas (such as ethane, propane and butane).

Olefins: A family of reactive hydrocarbons, such as ethylene and propylene gases, that serve as a feedstock for the petrochemical industry used in a wide variety of reactions such as polymerization.

OpCo: Westlake Chemical OpCo LP.

PE: Polyethylene, which is the single largest ethylene derivative, accounting for approximately 60% of global ethylene consumption. PE is the most widely consumed polymer globally and is used in the manufacture of a wide variety of film, coatings and molded product applications primarily used in packaging, carpet fibers, automotive parts and many other products.

PVC: Polyvinylchloride, the third most widely used plastic globally, is an attractive alternative to traditional materials such as glass, metal, wood, concrete and other plastic materials because of its versatility, durability and cost-competitiveness. Because of this versatility, PVC can be manufactured into a flexible or rigid form.

Styrene: A liquid hydrocarbon, which is produced from ethylene and benzene used to make polymers such as polystyrene.

VCM: Vinyl chloride monomer, which is a liquid substance primarily used to make PVC.

Westlake: Westlake Chemical Corporation and its subsidiaries, other than our general partner, us, OpCo and OpCo’s general partner.

B-1

Westlake Chemical Partners LP

11,250,000 Common Units

Representing Limited Partner Interests

Prospectus

July 29, 2014

Barclays

UBS Investment Bank

BofA Merrill Lynch

Morgan Stanley

Deutsche Bank Securities

J.P. Morgan

Wells Fargo Securities

Goldman, Sachs & Co.

Through and including August 23, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.